Exhibit 99.2

Royal Bank of Canada second quarter 2011 results

All amounts are in Canadian dollars and are based on our unaudited Interim Consolidated Financial Statements and related notes prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise noted.

TORONTO, May 27, 2011 – Royal Bank of Canada (RY on TSX and NYSE) today reported net income of $1,506 million for the second quarter ended April 30, 2011, up $177 million, or 13% from last year and earnings of $3,345 million for the six months ended April 30, 2011, up $519 million, or 18% from the prior year. These strong results were driven by solid business growth in Canadian Banking, Wealth Management and Insurance.

“Earning over $1.5 billion in the second quarter and more than $3.3 billion for the first half of the year reflects the diversity of our business model and the strength of our businesses with Canadian Banking, Wealth Management and Insurance showing strong revenue and earnings growth. This morning, we announced a $.04 or 8% increase to our quarterly dividend,” said Gordon M. Nixon, RBC President and CEO. “We advanced our leadership across our key businesses and we are executing our long-term strategy and investing in our businesses to drive future growth.”

Second quarter 2011 compared to second quarter 2010

•	Net income of $1,506 million (up 13% from $1,329 million)
•	Diluted earnings per share (EPS) of $1.00 (up $.12 from $.88)
•	Return on common equity (ROE) of 16.7% (up from 15.8%)
•	Tier 1 capital ratio of 13.6%
•	Announced a $.04, or 8%, increase to our quarterly dividend

First six months of 2011 compared to first six months of 2010

•	Net income of $3,345 million (up 18% from $2,826 million)
•	Diluted EPS of $2.24 (up $.36 from $1.88)
•	ROE of 18.5% (up from 16.7%)

Earnings were down $333 million or 18% from a record first quarter as Capital Markets revenue declined with client volumes moderating from very strong levels in the prior quarter and our businesses were impacted by seasonal factors, including fewer days.

Second quarter 2011 compared to first quarter 2011

•	Net income of $1,506 million (down 18% from $1,839 million)
•	Diluted EPS of $1.00 (down $.24 from $1.24)
•	ROE of 16.7% (down from 20.3%)

Table of contents

1	Second quarter highlights
2	Management’s Discussion and Analysis
2	Caution regarding forward-looking statements
2	Overview
2	About Royal Bank of Canada
3	Selected financial and other highlights
4	Economic, market and regulatory review and outlook
4	Financial performance
7	Business segment results
7	How we measure and report our business segments
8	Non-GAAP measures
9	Canadian Banking
10	Wealth Management
11	Insurance
12	International Banking
13	Capital Markets
14	Corporate Support
15	Quarterly results and trend analysis
16	Results by geographic segment
17	Financial condition
17	Condensed balance sheets
18	Off-balance sheet arrangements
19	Risk management
19	Credit risk
20	Credit quality performance
21	Market risk
23	Liquidity and funding management
24	Capital management
25	Additional financial information
25	Exposures to selected financial instruments
26	Accounting and control matters
27	Related party transactions
28	Interim Consolidated Financial Statements (unaudited)
32	Notes to the Interim Consolidated Financial Statements (unaudited)
66	Shareholder information

2        Royal Bank of Canada        Second Quarter 2011

Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) is provided to enable a reader to assess our results of operations and financial condition for the three- and six-month periods ended or as at April 30, 2011, compared to the corresponding periods in the prior fiscal year and the three-month period ended January 31, 2011. This MD&A should be read in conjunction with our unaudited Interim Consolidated Financial Statements for the quarter ended April 30, 2011 (unaudited Interim Consolidated Financial Statements) and related notes and our 2010 Annual Report to Shareholders (2010 Annual Report). This MD&A is dated May 26, 2011. All amounts are in Canadian dollars and are based on financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise noted.

Additional information about us, including our 2010 Annual Information Form, is available free of charge on our website at rbc.com/investorrelations, on the Canadian Securities Administrators’ website at sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s (SEC) website at sec.gov.

Caution regarding forward-looking statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this Q2 2011 Report to Shareholders, in other filings with Canadian regulators or the SEC, in reports to shareholders and in other communications. Forward-looking statements in this document include, but are not limited to, statements relating to our financial performance objectives, our vision and strategic goals, the Economic, market and regulatory review and outlook for Canadian, U.S., European and global economies, the outlook and priorities for each of our business segments, and the risk environment including our liquidity and funding management. The forward-looking information contained in this document is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented and our vision and strategic goals and financial performance objectives, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, operational, and liquidity and funding risks, and other risks discussed in the Risk management section of our 2010 Annual Report and in our Q2 2011 Report to Shareholders; general business, economic and financial market conditions in Canada, the United States and certain other countries in which we conduct business, including the effects of the European sovereign debt crisis; changes in accounting standards, policies and estimates, including changes in our estimates of provisions, allowances and valuations; the effects of changes in government fiscal, monetary and other policies; the effects of competition in the markets in which we operate; the impact of changes in laws and regulations, including tax laws, changes to and new interpretations of risk-based capital guidelines, and reporting instructions and liquidity regulatory guidance, and the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations to be issued thereunder; judicial or regulatory judgments and legal proceedings; the accuracy and completeness of information concerning our clients and counterparties; our ability to successfully execute our strategies and to complete and integrate strategic acquisitions and joint ventures successfully; and development and integration of our distribution networks.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk management section of our 2010 Annual Report and in our Q2 2011 Report to Shareholders.

Information contained in or otherwise accessible through the websites mentioned does not form part of this report. All references in this report to websites are inactive textual references and are for your information only.

Overview

About Royal Bank of Canada

Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name RBC. We are Canada’s largest bank as measured by assets and market capitalization, and among the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management services, insurance, corporate and investment banking and transaction processing services on a global basis. We employ approximately 79,000 full- and part-time employees who serve close to 16 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 56 other countries. For more information, please visit rbc.com.

Royal Bank of Canada        Second Quarter 2011        3

Selected financial and other highlights

	As at or for the three months ended			As at or for the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions, except per share, number of and percentage amounts)	2011	2011	2010	2011	2010
Total revenue	$7,132	$7,389	$6,967	$14,521	$14,301
Provision for credit losses (PCL)	344	334	504	678	997
Insurance policyholder benefits, claims and acquisition expense (PBCAE)	1,021	629	1,096	1,650	2,226
Non-interest expense	3,835	3,946	3,572	7,781	7,198
Net income before income taxes and non-controlling interest (NCI) in subsidiaries	1,932	2,480	1,795	4,412	3,880
Net income	$1,506	$1,839	$1,329	$3,345	$2,826
Segments – net income (loss)
Canadian Banking	$851	$882	$736	$1,733	$1,513
Wealth Management	220	221	90	441	309
Insurance	146	145	107	291	225
International Banking	(23)	24	(27)	1	(84)
Capital Markets	407	613	502	1,020	1,073
Corporate Support	(95)	(46)	(79)	(141)	(210)
Net income	$1,506	$1,839	$1,329	$3,345	$2,826
Selected information
Earnings per share (EPS) – basic	$1.01	$1.25	$.89	$2.26	$1.90
Earnings per share (EPS) – diluted	$1.00	$1.24	$.88	$2.24	$1.88
Return on common equity (ROE) (1), (2)	16.7%	20.3%	15.8%	18.5%	16.7%
Return on risk capital (RORC) (1), (2)	24.9%	30.2%	26.7%	27.6%	28.7%
Specific PCL as a % of average net loans and acceptances	.47%	.45%	.68%	.46%	.68%
Gross impaired loans (GIL) as a % of loans and acceptances	1.31%	1.54%	1.72%	1.31%	1.72%
Capital ratios and multiple
Tier 1 capital ratio	13.6%	13.2%	13.4%	13.6%	13.4%
Total capital ratio	15.7%	15.3%	14.4%	15.7%	14.4%
Assets-to-capital multiple	16.2X	16.3X	16.0X	16.2X	16.0X
Tier 1 common ratio (2)	10.3%	9.9%	9.7%	10.3%	9.7%
Selected balance sheet and other information
Total assets	$728,917	$721,110	$655,136	$728,917	$655,136
Securities	209,007	216,526	188,236	209,007	188,236
Loans (net of allowance for loan losses)	295,469	293,940	283,069	295,469	283,069
Derivative related assets	82,620	73,654	78,066	82,620	78,066
Deposits	441,377	437,120	397,840	441,377	397,840
Average common equity (1)	35,400	34,600	32,850	35,000	32,650
Average risk capital (1)	23,800	23,250	19,450	23,550	18,950
Risk-weighted assets (RWA)	253,235	256,009	249,269	253,235	249,269
Assets under management (AUM)	311,200	308,100	253,800	311,200	253,800
Assets under administration (AUA) – RBC	712,300	711,200	653,900	712,300	653,900
Assets under administration (AUA) – RBC Dexia IS (3)	2,892,700	2,881,200	2,481,900	2,892,700	2,481,900
Common share information
Shares outstanding (000s) – average basic	1,426,504	1,424,094	1,420,375	1,425,279	1,419,242
Shares outstanding (000s) – average diluted	1,438,048	1,435,291	1,434,232	1,436,606	1,433,189
Shares outstanding (000s) – end of period	1,428,830	1,425,901	1,423,424	1,428,830	1,423,424
Dividends declared per share	$.50	$.50	$.50	$1.00	$1.00
Dividend yield (4)	3.5%	3.7%	3.5%	3.6%	3.5%
Common share price (RY on TSX) – close, end of period	$59.60	$53.68	$61.59	$59.60	$61.59
Market capitalization (TSX)	85,158	76,542	87,669	85,158	87,669
Business information (number of)
Employees (full-time equivalent) (FTE)	73,076	73,371	70,812	73,076	70,812
Banking branches	1,759	1,766	1,754	1,759	1,754
Automated teller machines (ATM)	5,061	5,047	5,043	5,061	5,043
Period average US$ equivalent of C$1.00 (5)	$1.039	$.992	$.973	$1.015	$.958
Period-end US$ equivalent of C$1.00	$1.057	$.999	$.984	$1.057	$.984

(1)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. This includes ROE, RORC, Average common equity, and Average risk capital. For further details, refer to How we measure and report our business segments section.
(2)	These measures may not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions. For further details, refer to the How we measure and report our business segments section and Key performance and non-GAAP measures section of our 2010 Annual Report.
(3)	Represents the total AUA of the joint venture, of which we have a 50% ownership interest, reported on a one-month lag.
(4)	Defined as dividends per common share divided by the average of the high and low share price in the relevant period.
(5)	Average amounts are calculated using month-end spot rates for the period.

4        Royal Bank of Canada        Second Quarter 2011

Economic, market and regulatory review and outlook – data as at May 26, 2011

Canada

The Canadian economy grew in the first calendar quarter of 2011 at an estimated 3.7%, largely reflecting higher business spending and the rebuilding of inventories. The unemployment rate continued to decline to 7.7% in March reflecting employment gains and continued economic improvement. Consumer debt grew moderately driven by solid housing activity as buyers accelerated housing purchases in advance of new mortgage rules that took effect in March of 2011. We believe that interest rates will not increase until the latter part of the year, reflecting mild inflationary pressures, and any increase will be contingent on solid global economic growth.

United States

U.S. economic growth slowed in the first calendar quarter of 2011, growing at an estimated 1.8%, reflecting slower consumer spending due to higher commodity prices and compared to the strong spending levels of the prior quarter. Stronger growth for the remainder of the year is expected to return, driven by higher consumer and business spending as labour markets are expected to improve. However, as a result of weaker first calendar quarter growth, we revised our forecasted growth rate to 3.0% in 2011, down from our previous estimate of 3.4%. Core inflation has increased slightly; however, the Federal Reserve is expected to respond by reducing policy stimulus and we believe that the federal funds rate will not increase for the remainder of 2011.

Europe

The Eurozone economies improved in the first calendar quarter of 2011, growing at an estimated 3.4% with increases largely driven by Germany and France, partially offset by weaker growth in Italy and Spain. Concerns over the European sovereign debt crisis remained heightened with recent concerns over the refinancing of Greece’s debt. In addition, due to inflationary concerns, the European Central Bank in April, increased its policy rate by 25 basis points (bps) to 1.25% and we now expect an increase of 25bps per quarter for the remainder of 2011.

Financial markets

During the second fiscal quarter, global capital markets reflected favourable trading conditions in February; however, conditions became challenging in the latter part of the quarter as concerns relating to political unrest in the Middle East, the earthquake and tsunami in Japan, the European sovereign debt crisis and inflationary concerns in emerging markets contributed to client uncertainty and volume declines. Origination and advisory activity declined as issuance volumes moderated from the very strong levels of the prior quarter due to the reasons noted above. In the current fiscal quarter, credit spreads continued to narrow and asset stabilization continued, resulting in overall capital appreciation.

Regulatory environment

We continue to respond to global regulatory developments such as the new liquidity requirements introduced as part of the Basel Committee on Banking Supervision global standards for capital and liquidity reform (Basel III), Over-the-counter derivatives reform, new consumer protection measures and specific financial reforms like the Dodd-Frank Wall Street Reform and Consumer Protection Act. We are working to ensure business impacts, if any, are minimized.

For further details on our framework and activities to manage risks, refer to the Risk management, Overview of other risks and Capital management sections of our 2010 Annual Report.

Financial performance

Overview

Q2 2011 vs. Q2 2010

We reported net income of $1,506 million for the second quarter ended April 30, 2011, up $177 million or 13% from last year. Diluted earnings per share (EPS) of $1.00 increased $0.12 and return on common equity (ROE) was 16.7%, up 90 bps from the prior year. Our Tier 1 capital ratio of 13.6% was up 20 bps from the prior year.

Net income increased from a year ago reflecting solid business growth in Canadian Banking and Wealth Management driven by higher volumes and capital appreciation from improved market conditions and investor confidence. Insurance continued to perform well. Lower provision for credit losses (PCL) reflecting improved credit quality, also contributed to the increase. These factors were partially offset by lower trading revenue in Capital Markets primarily in our fixed income business.

Canadian Banking net income was $851 million, up $115 million, or 16%, from last year, reflecting solid volume growth across all businesses and lower PCL, partially offset by increased staff costs including higher pension expense.

Wealth Management net income was $220 million, up $130 million from a year ago. Excluding certain accounting and tax adjustments discussed in the Non-GAAP measures section, net income increased $34 million, or 23%, mainly due to higher average fee-based client assets and increased transaction volumes. Results excluding these adjustments are non-GAAP measures. For a detailed discussion on these adjustments, refer to the Non-GAAP measures section.

Insurance net income was $146 million, up $39 million, or 36%, due to net investment gains across most of our businesses and lower net claims costs.

International Banking net loss was $23 million compared to a net loss of $27 million a year ago mainly due to lower PCL reflecting improved credit quality and improved results at RBC Dexia IS. These factors were partially offset by spread compression in our banking businesses. In addition, the prior year benefitted from tax accounting adjustments and a gain related to the foreign currency translation on certain available-for-sale (AFS) securities.

Capital Markets net income was $407 million, down $95 million, or 19%, primarily reflecting lower fixed income trading results largely due to a gain in the prior year related to assets hedged with MBIA Inc. (MBIA) of $182 million ($84 million after-tax and compensation adjustments). The decrease in trading results was also driven by challenging trading conditions in the latter part of the quarter, partially offset by strong growth in origination, mergers and acquisition (M&A) and loan syndication activity. Higher costs in the current quarter also contributed to the decrease.

Corporate Support net loss of $95 million included losses related to the change in fair value of certain derivatives used to economically hedge our funding activities, an unfavourable tax adjustment and certain amounts largely related to enterprise funding activities that were not allocated to the segments.

Royal Bank of Canada        Second Quarter 2011        5

Q2 2011 vs. Q1 2011

Net income decreased $333 million, or 18% from last quarter mainly reflecting lower trading results, and lower investment banking results in Capital Markets as volumes moderated from the very strong activity levels in the prior quarter. Earnings were also negatively impacted by seasonal factors, mainly in our banking businesses, as the current quarter included fewer days. The prior quarter included a gain related to a settlement with MBIA of $102 million ($49 million after-tax and compensation adjustments) which favourably impacted that period.

Q2 2011 vs. Q2 2010 (Six months ended)

We reported net income of $3,345 million, up $519 million, or 18% from the prior year. Six-month diluted EPS was $2.24, up $0.36 from the prior year, and ROE was 18.5%, compared with 16.7% in the prior year.

Our earnings were positively impacted by solid business growth in Canadian Banking, Wealth Management and Insurance. International Banking reported improved results and we experienced strong growth in our investment banking businesses in Capital Markets reflecting improved economic conditions and investor confidence. Lower PCL across all segments reflecting stabilizing asset quality also contributed to the increase. These factors were partially offset by lower trading revenue in Capital Markets reflecting the weaker trading environment.

Estimated impact of foreign currency translation on our consolidated financial results

Our foreign currency-denominated results are impacted by exchange rate fluctuations. Revenue, PCL, insurance policyholder benefits, claims and acquisitions expense (PBCAE), non-interest expense and net income denominated in foreign currency are translated at the average rate of exchange for the period.

The following table reflects the estimated impact of foreign currency translation on key income statement items:

	For the three months ended		For the six months ended
(C$ millions, except per share amounts)	Q2 2011 vs. Q1 2011	Q2 2011 vs. Q2 2010	Q2 2011 vs. Q2 2010
Impact on income increase (decrease):
Total revenue	$(90)	$(140)	$(305)
PCL	5	10	15
PBCAE	10	15	25
Non-interest expense	55	85	175
Net income	(15)	(20)	(55)
Impact on EPS:
Basic	$(.01)	$(.01)	$(.04)
Diluted	$(.01)	$(.01)	$(.04)

Changes in the relevant average exchange rates that impact our business are shown in the following table:

	For the three months ended			For the six months ended
(Average foreign currency equivalent of C$1.00) (1)	April 30, 2011	January 31, 2011	April 30, 2010	April 30, 2011	April 30, 2010
U.S. dollar	1.039	.992	.973	1.015	.958
British pound	.636	.631	.638	.634	.609
Euro	.729	.743	.722	.736	.687
TTD (2)	6.632	6.316	6.170	6.470	6.081

(1)	Average amounts are calculated using month-end spot rates for the period.
(2)	TTD represents the Trinidad and Tobago dollar which fluctuates within a narrow band of the U.S. dollar.

Certain of our business segment results are impacted by fluctuations in the exchange rates in the previous table. For further details, refer to the Business segment results section.

Key corporate events of 2011 (Six months ended)

BlueBay Asset Management plc (BlueBay): On December 17, 2010, Wealth Management completed the acquisition of BlueBay, which added approximately $39.1 billion in assets under management. Our second quarter reflects a full quarter of BlueBay results, which are reported on a one-month lag.

MBIA settlement: On December 31, 2010, we concluded a legal settlement with MBIA on the termination of the direct monoline insurance protection provided by them. Both parties also agreed to withdraw from their legal actions against each other. This resulted in a gain of $102 million ($49 million after-tax and compensation adjustments) recorded in the first quarter of 2011, mainly due to the termination of the credit default swaps insured by MBIA.

Liberty Life Insurance Company (Liberty Life): On April 29, 2011, we completed the divestiture of Liberty Life and in the second quarter of 2011 we reduced the previously recorded loss on the sale by $9 million on both a before- and after-tax basis. For further details, refer to Note 7 and Note 17 to our unaudited Interim Consolidated Financial Statements.

Total revenue

	For the three months ended			For the six month ended
(C$ millions)	April 30 2011	January 31 2011	April 30 2010 (1)	April 30 2011	April 30 2010 (1)
Interest income	$4,854	$4,988	$4,536	$9,842	$9,202
Interest expense	2,142	2,215	1,837	4,357	3,756
Net interest income	$2,712	$2,773	$2,699	$5,485	$5,446
Investments (2)	$1,346	$1,294	$1,123	$2,640	$2,298
Insurance (2)	1,304	924	1,325	2,228	2,708
Trading	296	733	614	1,029	1,273
Banking (2)	829	878	766	1,707	1,565
Underwriting and other advisory	352	495	250	847	561
Other (2)	293	292	190	585	450
Non-interest income	$4,420	$4,616	$4,268	$9,036	$8,855
Total revenue	$7,132	$7,389	$6,967	$14,521	$14,301
Additional information
Total trading revenue
Net interest income	$313	$269	$344	$582	$734
Non-interest income	296	733	614	1,029	1,273
Total	$609	$1,002	$958	$1,611	$2,007
Total trading revenue by product
Interest rate and credit	$438	$704	$710	$1,142	$1,522
Equities	94	197	107	291	249
Foreign exchange and commodities	77	101	141	178	236
Total	$609	$1,002	$958	$1,611	$2,007

(1)	Effective Q1 2011, we reclassified certain amounts relating to fair value adjustments on certain RBC debt designated as held-for-trading (HFT) in Capital Markets, which were reported in the Other category, to the Trading revenue of Non-interest income to better reflect their nature. Comparative amounts have been reclassified to conform to the current period’s presentation.
(2)	Refer to the Financial performance section of our 2010 Annual Report for the definition of these categories.

Q2 2011 vs. Q2 2010

Total revenue increased $165 million, or 2%, from a year ago. The increase was partially offset by the unfavourable impact of the stronger Canadian dollar which decreased revenue by approximately $140 million.

Net interest income increased $13 million, mainly due to solid volume growth in Canadian Banking.

6        Royal Bank of Canada        Second Quarter 2011

Investment-related revenue increased $223 million, or 20%, mainly due to higher average fee-based client assets resulting from capital appreciation, net sales, and the inclusion of our BlueBay acquisition. Higher transaction volumes and higher mutual fund distribution fees reflecting improved market conditions and investor confidence also contributed to the increase.

Insurance revenue decreased $21 million, or 2%, mainly due to a decrease in U.S. annuity sales in response to the pending sale of Liberty Life which closed at the end of the quarter. This factor was mostly offset by the change in fair value of investments backing our life and health policyholder liabilities, which is largely offset in PBCAE, and volume growth.

Trading revenue in Non-interest income decreased $318 million, or 52%. Total trading revenue, which comprises trading-related revenue recorded in Net interest income and Non-interest income, was $609 million, down $349 million, or 36%, primarily due to lower fixed income trading revenue as last year included a gain related to assets hedged with MBIA. Fixed income trading revenue was also negatively impacted by challenging trading conditions in the latter part of the quarter with lower client volumes and narrower bid/ask spreads particularly in Europe.

Banking revenue was up $63 million, or 8%, mainly due to higher foreign exchange revenue and higher credit card transaction volumes.

Underwriting and other advisory revenue increased $102 million, or 41%, mainly reflecting growth in new issue activity in equity origination and higher M&A activity.

Other revenue increased $103 million, or 54%, mainly due to gains on certain AFS securities compared to losses in the prior year.

For further details on the impact of foreign exchange on our revenue, refer to the Estimated impact of foreign currency translation on our consolidated financial results section.

Q2 2011 vs. Q1 2011

Total revenue decreased $257 million, or 3%, mainly due to lower trading revenue, and lower underwriting and other advisory revenue as origination volumes moderated from the strong levels of the prior quarter. The impact of a stronger Canadian dollar and the negative impact of seasonal factors, including fewer days, particularly in our banking businesses also contributed to the decrease. These factors were partially offset by higher insurance-related revenue, which is largely offset in PBCAE, and higher fee-based revenue in Wealth Management.

Q2 2011 vs. Q2 2010 (Six months ended)

Total revenue increased $220 million, or 2%, mainly due to solid volume growth in Canadian Banking, higher average fee-based client assets and transaction volumes in Wealth Management and stronger investment banking revenue. These factors were partially offset by lower insurance-related revenue, which is largely offset in PBCAE, lower trading revenue and the impact of a stronger Canadian dollar.

Provision for credit losses

Q2 2011 vs. Q2 2010

Total PCL of $344 million decreased $160 million, or 32%, from a year ago primarily due to a decrease in specific PCL of $130 million, largely reflecting lower provisions in our U.S. and Caribbean wholesale portfolios including corporate accounts in Capital Markets and lower write-offs in our Canadian credit card portfolio. The general provision was reduced $3 million in the current quarter as compared to an addition of $27 million in the prior year which was largely related to our U.S. banking commercial and retail portfolios.

Q2 2011 vs. Q1 2011

Total PCL increased $10 million, or 3%, from the prior quarter. Specific PCL increased $5 million primarily reflecting fewer recoveries in Capital Markets in the current quarter, partially offset by lower provisions in our U.S. commercial portfolio. The general provision was reduced $3 million as compared to a reduction of $8 million in the prior quarter.

Q2 2011 vs. Q2 2010 (Six months ended)

Total PCL of $678 million decreased $319 million, or 32%, from a year ago primarily due to a decrease in specific PCL of $281 million, largely reflecting lower provisions in our U.S., Caribbean and Canadian wholesale portfolios including corporate accounts in Capital Markets and lower write-offs in our Canadian credit card portfolio. The general provision was reduced $11 million during the period as compared to an addition of $27 million last year which was largely related to our U.S. banking commercial and retail portfolios.

Insurance policyholder benefits, claims and acquisition expense

For the three months ended April 30, 2011, PBCAE decreased $75 million, or 7%, from a year ago, and increased $392 million, or 62%, from the prior quarter. For the six months ended April 30, 2011, PBCAE decreased $576 million, or 26%, from the previous year. For further details, refer to the Insurance section.

Non-interest expense

(C$ millions)	For the three months ended			For the six months ended
	April 30 2011	January 31 2011	April 30 2010	April 30 2011	April 30 2010
Salaries	$1,048	$1,067	$976	$2,115	$1,976
Variable compensation	882	1,052	875	1,934	1,866
Benefits and retention compensation	371	377	308	748	620
Stock-based compensation	46	87	39	133	113
Human resources	$2,347	$2,583	$2,198	$4,930	$4,575
Other expenses	1,488	1,363	1,374	2,851	2,623
Non-interest expense	$3,835	$3,946	$3,572	$7,781	$7,198

Q2 2011 vs. Q2 2010

Non-interest expense increased $263 million, or 7%, mainly reflecting higher costs in support of business growth, including increased staff levels and higher pension expense. These factors were partially offset by the impact of a stronger Canadian dollar.

Q2 2011 vs. Q1 2011

Non-interest expense decreased $111 million, or 3%, mainly due to lower variable compensation largely reflecting lower trading results in Capital Markets. Lower stock-based compensation, the impact of a stronger Canadian dollar, and the impact of seasonal factors, including fewer days in the current quarter, also contributed to the decrease. These factors were partially offset by higher costs in support of business growth.

Q2 2011 vs. Q2 2010 (Six months ended)

Non-interest expense increased $583 million, or 8%, mainly due to higher costs in support of business growth, including increased staff levels, higher variable compensation mainly due to higher commission-based revenue in Wealth Management

Royal Bank of Canada        Second Quarter 2011        7

and higher pension expense. These factors were partially offset by the impact of a stronger Canadian dollar.

Income taxes

	For the three months ended			For the six months ended
( C$ millions, except percentage amounts)	April 30 2011	January 31 2011	April 30 2010	April 30 2011	April 30 2010
Income before income taxes	$1,932	$2,480	$1,795	$4,412	$3,880
Income taxes	399	612	443	1,011	1,008
Effective income tax rate (1)	20.6%	24.7%	24.7%	22.9%	26.0%

(1)	Income taxes as a percentage of net income before income taxes.

Q2 2011 vs. Q2 2010

Income tax expense decreased $44 million, or 10% from a year ago, despite higher earnings before income taxes. The effective tax rate of 20.6% decreased 4.1% from a year ago, mainly due to a reduction in Canadian corporate income tax rates, as well as a higher portion of income in the current year from tax advantaged sources.

Q2 2011 vs. Q1 2011

Income tax expense decreased $213 million, or 35%, from the prior quarter due to lower earnings before income taxes. The effective tax rate of 20.6% decreased 4.1%, mainly due to lower income in the current quarter being reported in jurisdictions with higher income tax rates, and a higher portion of income in the current quarter from tax advantaged sources.

Q2 2011 vs. Q2 2010 (Six months ended)

Income tax expense was virtually flat from a year ago, despite higher earnings before income taxes. The effective tax rate of 22.9%, decreased 3.1%, mainly due to a reduction in Canadian corporate income tax rates and tax adjustments.

Business segment results

How we measure and report our business segments

The key methodologies and assumptions used in our management reporting framework remain unchanged from October 31, 2010, except as noted below. These are periodically reviewed by management to ensure they remain valid. For further details, refer to the How we measure and report our business segments section of our 2010 Annual Report.

The following highlights the key changes we made to our business segments during the first half of 2011. Unless otherwise specifically stated, comparative amounts have been revised and did not have an impact on our consolidated results.

Q1 2011

We reclassified certain amounts relating to fair value adjustments on certain RBC debt designated as HFT in Capital Markets, which were reported in the Other category, to the Trading revenue category of Non-interest income to better reflect their nature.

We made a number of organizational changes in Wealth Management to better align our operating structure with our goals and to accelerate our global growth strategy.

We realigned Capital Markets to better reflect how we manage our businesses (1).

•

Global Markets comprises our fixed income, foreign exchange, equity sales and trading, treasury and funding and commodities businesses, proprietary trading operations and remaining portfolio of corporate collateralized debt obligations.

•

Corporate and Investment Banking comprises our debt and equity origination, advisory services, loan syndication, corporate lending, client securitization, global credit, equity research, private equity and commercial and correspondent banking businesses.

•

Other contains our legacy businesses and includes our bank-owned life insurance (BOLI) stable value products, U.S. commercial mortgage-backed securities, U.S. auction rate securities and other legacy portfolios. Certain of these products are also disclosed as market and credit related items as described in our 2010 Annual Report.

As discussed in our 2010 Annual Report, to ensure business segments’ results include expenses associated with the conduct of their business, we allocate costs incurred or services provided by Operations, Technology and Functions (OTF), which were directly undertaken or provided on the business segment’s behalf. We reviewed the OTF costs allocated to our International Banking segment and adjusted them for amounts which are not reflective of either benefits received or services performed on the segment’s behalf. The quarterly impact of this adjustment marginally reduced the costs allocated to this segment. This adjustment was applied prospectively.

We revised our economic capital methodology, prospectively, to include an additional pro-rata allocation to the business segments of previously unallocated capital. The revised allocation methodology further aligns our capital allocation processes with the new higher capital requirements of Basel III.

(1)	For debt and equity origination, revenues are allocated between Global Markets and Corporate and Investment Banking based on the contribution of each group in accordance with an established agreement.

Return on common equity and Return on risk capital

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics such as net income, ROE and RORC. We use ROE and RORC, at both the consolidated and business segment levels, as measures of return on total capital invested in our business. The business segment ROE and RORC measures are viewed as useful measures for supporting investment and resource allocation decisions because they adjust for certain items that may affect comparability between business segments and certain competitors. RORC does not have standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions. For further details, refer to the Key performance and non-GAAP measures section of our 2010 Annual Report.

8        Royal Bank of Canada        Second Quarter 2011

The following table provides a summary of our ROE and RORC calculations:

	For the three months ended
	April 30 2011							January 31 2011	April 30 2010
(C$ millions, except percentage amounts) (1)	Canadian Banking	Wealth Management	Insurance	International Banking	Capital Markets	Corporate Support	Total	Total	Total
Net income (loss) available to common shareholders	$833	$211	$143	$(35)	$390	$(100)	$1,442	$1,774	$1,264
Average risk capital (2)	$8,100	$1,350	$1,750	$3,500	$8,200	$900	$23,800	$23,250	$19,450
add: Under attribution of capital	–	–	–	–	–	550	550	900	3,450
add: Goodwill and intangible capital	2,050	3,900	150	3,350	950	650	11,050	10,450	9,950
Average common equity (3)	$10,150	$5,250	$1,900	$6,850	$9,150	$2,100	$35,400	$34,600	$32,850
ROE	33.6%	16.5%	30.8%	(2.1)%	17.5%	n.m.	16.7%	20.3%	15.8%
RORC	42.2%	62.9%	33.3%	(4.2)%	19.6%	n.m.	24.9%	30.2%	26.7%

	For the six months ended
	April 30 2011							April 30 2010
(C$ millions, except percentage amounts) (1)	Canadian Banking	Wealth Management	Insurance	International Banking	Capital Markets	Corporate Support	Total	Total
Net income (loss) available to common shareholders	$1,697	$424	$285	$(24)	$986	$(152)	$3,216	$2,697
Average risk capital (2)	$7,800	$1,250	$1,700	$3,500	$8,250	$1,050	$23,550	$18,950
add: Under attribution of capital	–	–	–	–	–	700	700	3,600
add: Goodwill and intangible capital	2,050	3,550	150	3,500	1,000	500	10,750	10,100
Average common equity (3)	$9,850	$4,800	$1,850	$7,000	$9,250	$2,250	$35,000	$32,650
ROE	34.7%	17.9%	31.2%	(.7)%	21.5%	n.m.	18.5%	16.7%
RORC	43.7%	67.2%	33.9%	(1.4)%	24.0%	n.m.	27.6%	28.7%

(1)	Average risk capital, Goodwill and intangible capital, and Average common equity represent rounded figures. ROE and RORC are based on actual balances before rounding. These are calculated using methods intended to approximate the average of the daily balances for the period.
(2)	Average risk capital includes Credit, Market (trading and non-trading), Operational and Business and fixed assets, and Insurance risk capital. For further details, refer to the Capital management section.
(3)	The amounts for the segments are referred to as attributed capital or economic capital.
n.m.	not meaningful

Non-GAAP measures

Results excluding adjustments in Wealth Management

Our Wealth Management results have been impacted by certain accounting and tax adjustments noted in the following table. We believe that excluding these items is more reflective of ongoing operating results, will provide readers with a better understanding of management’s perspective on our performance, and should enhance the comparability of the financial performance of our Wealth Management segment for the three- and six-month periods ended April 30, 2011 with the corresponding periods in the prior year and the three- month period ended January 31, 2011. These measures are non-GAAP, do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.

	As at or for the three months ended
	April 30, 2011				January 31, 2011			April 30, 2010
(C$ millions)	Adjustments				Adjustments			Adjustments
	As Reported	Deferred compensation liability (1)	Tax accounting adjustment	Adjusted	As Reported	Deferred compensation liability	Adjusted	As Reported	Foreign currency translation on certain AFS securities	Adjusted
Net Income before income taxes	$294	$(31)	$–	$263	$311	$(15)	$296	$147	$68	$215
Income taxes	74	(9)	13	78	90	(4)	86	57	7	64
Net Income (loss)	$220	$(22)	$(13)	$185	$221	$(11)	$210	$90	$61	$151

(1)	Non-interest expense was reduced by $27 million and non-interest income increased by $4 million.

	As at or for the six months ended
	April 30, 2011				April 30, 2010
(C$ millions)	Adjustments				Adjustments
	As Reported	Deferred compensation liability	Tax accounting adjustment	Adjusted	As Reported	Foreign currency translation on certain AFS securities	Favourable tax adjustment	Adjusted
Net Income before income taxes	$605	$(46)	$–	$559	$405	$29	$–	$434
Income taxes	164	(13)	13	164	96	2	30	$128
Net Income (loss)	$441	$(33)	$(13)	$395	$309	$27	$(30)	$306

Royal Bank of Canada        Second Quarter 2011        9

Canadian Banking

	As at or for the three months ended			As at or for the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions, except percentage amounts)	2011	2011	2010	2011	2010
Net interest income	$1,928	$1,976	$1,810	$3,904	$3,689
Non-interest income	814	802	781	1,616	1,540
Total revenue	$2,742	$2,778	$2,591	$5,520	$5,229
PCL	$247	$257	$302	$504	$620
Non-interest expense	1,313	1,297	1,234	2,610	2,439
Net income before income taxes	$1,182	$1,224	$1,055	$2,406	$2,170
Net income	$851	$882	$736	$1,733	$1,513
Revenue by business
Personal Financial Services	$1,519	$1,542	$1,402	$3,061	$2,838
Business Financial Services	659	677	622	1,336	1,259
Cards and Payment Solutions	564	559	567	1,123	1,132
Selected average balances and other information
ROE	33.6%	35.8%	34.6%	34.7%	37.0%
RORC	42.2%	45.4%	45.0%	43.7%	49.1%
NIM (1)	2.78%	2.78%	2.76%	2.78%	2.78%
Specific PCL as a % of average net loans and acceptances	.36%	.36%	.47%	.36%	.47%
Operating leverage	(.6)%	(2.3)%	3.9%	(1.5)%	4.2%
Average total earning assets (2)	284,000	282,500	268,800	283,200	267,500
Average loans and acceptances (2)	283,800	280,600	266,400	282,200	264,800
Average deposits	202,400	201,200	187,700	201,800	187,600
AUA	$161,200	$154,600	$141,200	$161,200	$141,200

(1)	NIM is calculated as Net interest income divided by Average total earning assets.
(2)	Average total earnings assets and average loans and acceptances include average securitized residential mortgages and credit card loans for the three months ended April 30, 2011 of $40 billion and $3 billion, respectively (January 31, 2011 – $40 billion and $2 billion; April 30, 2010 – $37 billion and $3 billion).

Q2 2011 vs. Q2 2010

Net income increased $115 million, or 16%, from last year, reflecting solid volume growth across all businesses and lower PCL, partially offset by increased staff costs including higher pension expense.

Total revenue increased $151 million, or 6%, from the previous year.

Personal Financial Services revenue increased $117 million, or 8%, reflecting solid volume growth in home equity products, personal deposits and personal loans. Higher spreads on deposits and higher mutual fund distribution fees reflecting capital appreciation and net sales also contributed to the increase. These factors were partially offset by higher mortgage breakage costs and lower lending spreads.

Business Financial Services revenue increased $37 million, or 6%, reflecting volume growth in business loans and deposits and improved deposit spreads.

Cards and Payment Solutions revenue was down $3 million, or 1%, primarily reflecting lower spreads from promotional pricing and the impact of new card regulations, largely offset by higher credit card transaction volumes and loan balances.

Net interest margin increased 2 bps primarily reflecting higher spreads on deposits, offset partly by Prime/BA spread compression and lower credit card spreads.

PCL decreased $55 million, or 18%, mainly reflecting lower write-offs in our credit card portfolio and lower provisions in our unsecured personal and business lending portfolios, reflecting improved economic conditions. For further details, refer to the Credit quality performance section.

Non-interest expense increased $79 million, or 6%, largely due to higher pension expense, and higher costs in support of business growth, including increased staff levels and higher occupancy costs. The impact from the implementation of the Harmonized Sales Taxes (HST) in Ontario and British Columbia in July 2010 also contributed to the increase. These factors were partially offset by lower marketing costs due to our Olympic sponsorship in the prior year and lower sundry losses.

Q2 2011 vs. Q1 2011

Net income decreased $31 million, or 4%, from the prior quarter, largely due to the negative impact of seasonal factors, including fewer days in the quarter. The decrease was partially offset by a gain on the sale of Canadian Banking’s remaining Visa shares of $29 million ($21 million after-tax), and lower PCL.

Q2 2011 vs. Q2 2010 (Six months ended)

Net income increased $220 million, or 15%, from last year, largely reflecting solid volume growth across all businesses and lower PCL. These factors were partially offset by increased staff costs including higher pension expense.

Total revenue increased $291 million, or 6%, largely reflecting solid volume growth across all businesses and higher mutual fund distribution fees.

PCL decreased $116 million, or 19%, mainly due to lower write-offs in our credit card portfolio and lower provisions in our business and unsecured personal lending portfolios.

Non-interest expense increased $171 million, or 7%, largely due to higher pension expense, higher costs in support of business growth and the impact from the implementation of the HST, partially offset by lower sundry losses.

10        Royal Bank of Canada        Second Quarter 2011

Wealth Management

	As at or for the three months ended			As at or for the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions, except number of and percentage amounts and as otherwise noted)	2011	2011	2010	2011	2010
Net interest income	$89	$91	$72	$180	$150
Non-interest income
Fee-based revenue	702	659	579	1,361	1,153
Transaction and other revenue	420	435	324	855	736
Total revenue	$1,211	$1,185	$975	$2,396	$2,039
Non-interest expense	917	874	828	1,791	1,634
Net income before income taxes	$294	$311	$147	$605	$405
Net income	$220	$221	$90	$441	$309
Revenue by business (1)
Canadian Wealth Management	$444	$433	$368	$877	$735
U.S. & International Wealth Management (2)	507	519	425	1,026	940
U.S. & International Wealth Management (US$ millions) (2)	527	515	419	1,042	906
Global Asset Management (3)	260	233	182	493	364
Selected other information
ROE	16.5%	19.5%	9.6%	17.9%	16.0%
RORC	62.9%	72.1%	36.2%	67.2%	56.6%
Pre-tax margin (4)	24.3%	26.2%	15.1%	25.3%	19.9%
Number of advisors (5)	4,233	4,237	4,435	4,233	4,435
AUA–Total	537,900	543,000	500,600	537,900	500,600
–U.S. & International Wealth Management	322,900	333,300	307,000	322,900	307,000
–U.S. & International Wealth Management (US$ millions)	341,200	332,800	302,300	341,200	302,300
AUM	308,300	305,200	251,000	308,300	251,000

	For the three months ended		For the six months ended
Estimated impact of US$ translation on key income statement items	Q2 2011 vs Q1 2011	Q2 2011 vs Q2 2010	Q2 2011 vs Q2 2010
Impact on income increase (decrease):
Total revenue	$(20)	$(30)	$(55)
Non-interest expense	15	25	45
Net income	(5)	(5)	(10)
Percentage change in average US$ equivalent of C$1.00	5%	7%	6%

(1)	Amounts in each of our lines of business have been restated to reflect the organizational changes effective November 1, 2010. The impact on the comparative amounts is minimal.
(2)	Includes Wealth Management U.S., Global Trust and Wealth Management U.K. and Wealth Management Emerging Markets.
(3)	Includes BlueBay results which are reported on a one-month lag.
(4)	Pre-tax margin is defined as net income before income taxes divided by total revenue.
(5)	Represents client-facing advisors across all our wealth management businesses.

Q2 2011 vs. Q2 2010

Net income increased $130 million from a year ago. Excluding accounting and tax adjustments, net income increased $34 million, or 23%, mainly due to higher average fee-based client assets and increased transaction volumes.

Total revenue increased $236 million, or 24%, compared to last year.

Canadian Wealth Management revenue increased $76 million, or 21%, mainly due to higher average fee-based client assets resulting from capital appreciation and net sales, and higher transaction volumes reflecting improved market conditions and investor confidence.

U.S. & International Wealth Management revenue increased $82 million, or 19%. In U.S. dollars, revenue increased $108 million, or 26%, mainly due to the accounting loss of US $61 million related to foreign currency translation on certain AFS securities in the prior year. Higher average fee-based client assets and higher transaction volumes also contributed to the increase.

Global Asset Management revenue increased $78 million, or 43%, mainly due to higher average fee-based client assets resulting from the inclusion of our BlueBay acquisition, capital appreciation and net sales.

Non-interest expense increased $89 million, or 11%, mainly due to higher costs in support of business growth, largely reflecting the inclusion of our BlueBay acquisition. Higher variable compensation driven by higher commission-based revenue also contributed to the increase. These factors were partially offset by an accounting adjustment of $27 million related to our deferred compensation liability and the impact of a stronger Canadian dollar.

Q2 2011 vs. Q1 2011

Net income was relatively flat. Excluding accounting and tax adjustments, net income decreased $25 million, or 12%, mainly due to seasonal factors such as fewer days, the BlueBay performance fee earned last quarter and lower transaction volumes. These factors were partially offset by higher average fee-based client assets resulting from capital appreciation.

Q2 2011 vs. Q2 2010 (Six months ended)

Net income increased by $132 million, or 43%. Excluding accounting and tax adjustments, net income increased $89 million, or 29%, mainly due to higher average fee-based client assets and higher transaction volumes, partially offset by the impact of a stronger Canadian dollar.

Total revenue increased $357 million, or 18%, mainly due to higher average fee-based client assets resulting from capital appreciation, net sales and the inclusion of our BlueBay acquisition. Higher transaction volumes reflecting improved market conditions and investor confidence also contributed to the increase. These factors were partially offset by the impact of a stronger Canadian dollar.

Royal Bank of Canada        Second Quarter 2011        11

Non-interest expense increased $157 million, or 10%, mainly due to higher variable compensation driven by higher commission-based revenue, and higher costs in support of business growth, largely reflecting the inclusion of our BlueBay acquisition. These factors were partially offset by the impact of a stronger Canadian dollar and the accounting adjustments related to our deferred compensation liability.

Results excluding accounting and tax adjustments in each period are non-GAAP measures. For a detailed discussion, refer to the Non-GAAP measures section.

Insurance

	As at or for the three months ended			As at or for the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions, except percentage amounts and as otherwise noted)	2011	2011	2010	2011	2010
Non-interest income
Net earned premiums	$942	$1,032	$1,033	$1,974	$2,100
Investment income (1)	298	(170)	225	128	473
Fee income	57	67	69	124	136
Other (2)	9	–	–	9	–
Total revenue	$1,306	$929	$1,327	$2,235	$2,709
Insurance policyholder benefits and claims (1)	$860	$452	$933	$1,312	$1,896
Insurance policyholder acquisition expense	161	177	163	338	330
Non-interest expense	137	149	136	286	265
Net income before income taxes	$148	$151	$95	$299	$218
Net income	$146	$145	$107	$291	$225
Revenue by business
Canadian Insurance	$648	$388	$556	$1,036	$1,179
U.S. Insurance	222	103	400	325	764
U.S. Insurance (US$ millions)	232	101	390	333	733
International & Other Insurance	436	438	371	874	766
Selected other information
ROE	30.8%	31.6%	27.2%	31.2%	31.0%
RORC	33.3%	34.5%	30.5%	33.9%	35.2%
Premiums and deposits (3)	$1,233	$1,316	$1,318	$2,549	$2,700
Fair value changes on investments backing policyholder liabilities (1)	118	(367)	30	(249)	108

Estimated impact of US$ and British pound translation on key income statement items	For the three months ended		For the six months ended
	Q2 2011 vs Q1 2011	Q2 2011 vs Q2 2010	Q2 2011 vs Q2 2010
Impact on income increase (decrease):
Total revenue	$(15)	$(25)	$(35)
PBCAE	10	15	25
Non-interest expense	–	–	–
Net income	(5)	(5)	(5)
Percentage change in average US$ equivalent of C$1.00	5%	7%	6%
Percentage change in average British pound equivalent of C$1.00	1%	0%	4%

(1)	Investment income can experience volatility arising from fluctuation in the fair value of HFT assets. The investments which support actuarial liabilities are predominantly fixed income assets designated as HFT. Consequently, changes in the fair values of these assets are recorded in investment income in the consolidated statements of income and are largely offset by changes in the fair value of the actuarial liabilities, the impact of which is reflected in insurance policyholder benefits and claims.
(2)	Relates to a reduction of the loss on sale of Liberty Life. The transaction was closed on April 29, 2011. For further details, refer to Note 7 to our unaudited Interim Consolidated Financial Statements.
(3)	Premiums and deposits include premiums on risk-based insurance and annuity products, and individual and group segregated fund deposits, consistent with insurance industry practices.

Q2 2011 vs. Q2 2010

Net income increased $39 million, or 36%, due to net investment gains across most of our businesses and lower net claims costs.

Total revenue decreased $21 million, or 2%, compared to the prior year.

Canadian Insurance revenue increased $92 million, or 17%, mainly due to the change in fair value of investments backing our life and health policyholder liabilities, which is largely offset in PBCAE. Volume growth in our home and auto businesses also contributed to the increase.

U.S. Insurance revenue decreased $178 million, or 45%. In U.S. dollars, revenue was down $158 million, or 41%, mainly due to the decrease in annuity sales in response to the pending sale of Liberty Life, which is largely offset in PBCAE.

International & Other Insurance revenue increased $65 million, or 18%, mainly due to volume growth in our reinsurance businesses.

PBCAE decreased $75 million, or 7%, mainly due to lower costs reflecting the decreased annuity sales in our U.S. insurance business and lower net claims costs. These factors were partially offset by higher costs due to volume growth across our International & Other and Canadian home and auto businesses, and the change in fair value of investments backing our life and health policyholder liabilities.

Non-interest expense was flat. Increased costs in support of business growth were offset by reduced operating expenses in response to the pending sale of Liberty Life.

Q2 2011 vs. Q1 2011

Net income was relatively flat. Net investment gains across most of our businesses were largely offset by higher disability and reinsurance claims costs.

12        Royal Bank of Canada        Second Quarter 2011

Q2 2011 vs. Q2 2010 (Six months ended)

Net income increased $66 million, or 29%, mainly due to lower reinsurance and auto claims costs.

Total revenue decreased $474 million, or 17%, mainly due to the change in fair value of investments backing our policyholder liabilities and a decrease in U.S. annuity sales. These factors were partially offset by volume growth across our International & Other and Canadian businesses.

PBCAE decreased $576 million, or 26%, mainly due to the change in fair value of investments backing our policyholder liabilities and lower costs reflecting the decreased annuity sales in our U.S. insurance business. Lower reinsurance and auto claims costs also contributed to the decrease. These factors were partially offset by higher costs due to volume growth across our International & Other and Canadian businesses.

Non-interest expense increased $21 million, or 8%, mainly due to higher costs in support of business growth.

International Banking

	As at or for the three months ended			As at or for the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions, except percentage amounts)	2011	2011	2010	2011	2010
Net interest income	$331	$354	$351	$685	$671
Non-interest income	229	258	252	487	480
Total revenue	$560	$612	$603	$1,172	$1,151
PCL	$118	$131	$185	$249	$360
Non-interest expense	507	489	510	996	1,020
Net (loss) before income taxes and NCI in subsidiaries	$(65)	$(8)	$(92)	$(73)	$(229)
Net (loss) income	$(23)	$24	$(27)	$1	$(84)
Revenue by business
Banking (1)	$371	$437	$447	$808	$836
RBC Dexia IS (1)	189	175	156	364	315
Selected average balances and other information
ROE	(2.1)%	.6%	(2.5)%	(.7)%	(3.4)%
RORC	(4.2)%	1.2%	(5.4)%	(1.4)%	(7.7)%
Specific PCL as a % of average net loans and acceptances	1.88%	1.90%	2.58%	1.89%	2.42%
Average loans and acceptances	$25,800	$27,400	$29,300	$26,600	$30,000
Average deposits	44,100	43,100	44,300	43,600	45,700
AUA—RBC (2)	7,100	7,500	7,300	7,100	7,300
—RBC Dexia IS (3)	2,892,700	2,881,200	2,481,900	2,892,700	2,481,900
AUM—RBC (2)	2,600	2,600	2,600	2,600	2,600

	For the three months ended		For the six months ended
Estimated impact of US$, Euro and TTD translation on key income statement items	Q2 2011 vs Q1 2011	Q2 2011 vs Q2 2010	Q2 2011 vs Q2 2010
Impact on income increase (decrease):
Total revenue	$(15)	$(25)	$(65)
PCL	5	10	15
Non-interest expense	15	25	55
Net income	–	5	5
Percentage change in average US$ equivalent of C$1.00	5%	7%	6%
Percentage change in average Euro equivalent of C$1.00	(2)%	1%	7%
Percentage change in average TTD equivalent of C$1.00	5%	7%	6%

(1)	RBTT Financial Group (RBTT) and RBC Dexia IS results are reported on a one-month lag.
(2)	These represent the AUA and AUM of RBTT, reported on a one-month lag.
(3)	Represents the total AUA of the joint venture, of which we have a 50% ownership interest, reported on a one-month lag.

Q2 2011 vs. Q2 2010

Net loss of $23 million compared to a net loss of $27 million a year ago mainly due to lower PCL reflecting improved credit quality and improved results at RBC Dexia IS. These factors were partially offset by spread compression in our banking businesses. In addition, the prior year benefitted from tax accounting adjustments and a gain related to the foreign currency translation on certain AFS securities.

Total revenue decreased $43 million, or 7%. Banking revenue was down $76 million, or 17%. In U.S. dollars, banking revenue decreased $49 million, or 11%, largely due to lower loan balances in the U.S. and Caribbean, spread compression primarily in Caribbean banking and a loss on the disposition of a leveraged lease.

RBC Dexia IS revenue increased $33 million, or 21%, mainly reflecting higher average fee-based client assets resulting from capital appreciation and business growth. Higher transaction volumes also contributed to the increase.

PCL decreased $67 million, or 36%, largely reflecting lower provisions in our Caribbean and U.S. commercial portfolios. For further details, refer to the Credit quality performance section.

Non-interest expense was relatively flat. The impact of the stronger Canadian dollar was largely offset by higher costs in support of business growth at RBC Dexia IS and increased initiative spend and infrastructure investments in Caribbean banking.

Q2 2011 vs. Q1 2011

Net loss of $23 million compared to net income of $24 million last quarter largely reflecting spread compression in Caribbean banking and the loss on the disposition of a leveraged lease. In addition, last quarter’s results benefitted from a partial reversal of litigation provisions in Caribbean banking.

Royal Bank of Canada        Second Quarter 2011        13

Q2 2011 vs. Q2 2010 (Six months ended)

Net income of $1 million compared to a net loss of $84 million last year with the improvement mainly due to lower PCL in our banking businesses and losses on our AFS securities in the prior year.

Total revenue increased $21 million, or 2%. The increase largely reflected higher average fee-based client assets resulting from capital appreciation and business growth, and higher transaction volumes at RBC Dexia IS. Net losses on our AFS securities in the prior year also contributed to the increase.

These factors were partially offset by the impact of the stronger Canadian dollar and lower loan balances in the U.S. and Caribbean and spread compression in Caribbean banking.

PCL decreased $111 million, or 31%, mainly due to lower provisions in our Caribbean and U.S. commercial portfolios reflecting stabilizing asset quality.

Non-interest expense decreased $24 million, or 2%, mainly due to the impact of the stronger Canadian dollar, partially offset by higher costs in support of business growth at RBC Dexia IS.

Capital Markets

	As at or for the three months ended			As at or for the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions, except percentage amounts)	2011	2011	2010	2011	2010
Net interest income (1)	$656	$623	$660	$1,279	$1,389
Non-interest income	860	1,405	940	2,265	2,051
Total revenue (1)	$1,516	$2,028	$1,600	$3,544	$3,440
PCL	$(5)	$(27)	$21	$(32)	$51
Non-interest expense	936	1,126	862	2,062	1,813
Net income before income taxes and NCI in subsidiaries	$585	$929	$717	$1,514	$1,576
Net income	$407	$613	$502	$1,020	$1,073
Revenue by business (2)
Global Markets	$924	$1,321	$1,217	$2,245	$2,501
Corporate and Investment Banking	571	710	423	1,281	984
Other	21	(3)	(40)	18	(45)
Selected average balances and other information
ROE	17.5%	25.3%	25.8%	21.5%	26.1%
RORC	19.6%	28.3%	29.6%	24.0%	29.8%
Specific PCL as a % of average net loans and acceptances	(.06)%	(.37)%	.29%	(.22)%	.34%
Average trading securities	$146,600	$138,600	$126,300	$142,500	$129,900
Average loans and acceptances	27,800	29,000	29,000	28,400	30,200
Average deposits	110,300	113,000	89,900	111,700	89,900

	For the three months ended		For the six months ended
Estimated impact of US$, British pound and Euro translation on key income statement items	Q2 2011 vs Q1 2011	Q2 2011 vs Q2 2010	Q2 2011 vs Q2 2010
Impact on income increase (decrease):
Total revenue	$(40)	$(60)	$(135)
Non-interest expense	25	35	70
Net income	(10)	(15)	(35)
Percentage change in average US$ equivalent of C$1.00	5%	7%	6%
Percentage change in average British pound equivalent of C$1.00	1%	0%	4%
Percentage change in average Euro equivalent of C$1.00	(2)%	1%	7%

(1)	Taxable equivalent basis (teb) – The teb adjustment for the three months ended April 30, 2011 was $146 million (January 31, 2011 – $144 million; April 30, 2010 – $127 million). For further discussion, refer to the How we measure and report our business segments section of our 2010 Annual Report.
(2)	The Capital Markets segment was realigned effective Q1 2011. For further discussion, refer to the How we measure and report our business segments section.

Q2 2011 vs. Q2 2010

Net income decreased $95 million, or 19%, primarily reflecting lower fixed income trading results largely due to a gain in the prior year related to assets hedged with MBIA of $182 million ($84 million after-tax and compensation adjustments). The decrease in trading results was also driven by challenging trading conditions in the latter part of the quarter, partially offset by strong growth in origination, M&A and loan syndication activity. Higher costs in the current quarter also contributed to the decrease.

Total revenue of $1,516 million decreased $84 million, or 5%, from the prior year.

Global Markets revenue decreased $293 million, or 24%, reflecting lower fixed income trading revenue as last year included a gain related to assets hedged with MBIA. Fixed income trading revenue was also negatively impacted by challenging trading conditions in the latter part of the quarter with lower client volumes and narrower bid/ask spreads particularly in Europe. These factors were partially offset by growth in our debt origination and daily cash equities businesses.

Corporate and Investment Banking revenue increased $148 million, or 35%, reflecting growth in new issue activity in equity origination and loan syndication in the U.S., and higher M&A activity in Canada. Lower losses on credit default swaps used to economically hedge our corporate loan portfolio also contributed to the increase.

Other revenue increased $61 million mainly due to gains as compared to losses in the prior year on U.S. student loan auction rate securities (ARS) and lower losses on certain legacy portfolios.

During the quarter, we had a recovery in PCL of $5 million as compared to PCL of $21 million recorded in the prior year. For further details, refer to the Credit quality performance section.

14        Royal Bank of Canada        Second Quarter 2011

Non-interest expense increased $74 million, or 9%, primarily in support of infrastructure spend for growth, control initiatives and increased regulation. These factors were partially offset by lower variable compensation reflecting lower trading results.

Q2 2011 vs. Q1 2011

Net income decreased $206 million, or 34%, mainly due to lower trading revenue, and origination volume as activity levels moderated from the strong levels of the prior quarter. Lower trading results, mainly in our fixed income businesses reflected a gain in the prior quarter of $102 million ($49 million after-tax and compensation adjustments) related to the settlement with MBIA and the challenging trading conditions across all geographies in the current quarter. Lower debt origination in Canada and the U.S. and lower loan syndication in the U.S. in the current quarter also contributed to the decrease.

For further details on the gain related to MBIA in the first quarter of 2011, refer to Key corporate events of 2011 in the Financial performance section.

Q2 2011 vs. Q2 2010 (Six months ended)

Net income of $1,020 million decreased $53 million, or 5%, from the prior year. Lower trading results as compared to the robust levels of the prior year and increased costs were partially offset by strong volumes in our origination businesses and lower PCL.

Total revenue increased $104 million, or 3%, largely due to strong growth in origination mainly in Canada and the U.S. and M&A activity outside Canada. Higher loan syndication mainly in the U.S. and gains compared to losses on certain legacy portfolios also contributed to the increase. These factors were partially offset by lower trading revenue, mainly in our fixed income businesses in the U.S. and Europe.

During the period, we had a recovery in PCL of $32 million as compared to PCL of $51 million recorded in the prior period.

Non-interest expense increased $249 million, or 14%, primarily in support of infrastructure spend for growth, control initiatives and increased regulation. In addition, last year included the release of the remaining Enron-related litigation provision which reduced non-interest expense in that period.

Corporate Support

	As at or for the three month ended			As at or for the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions)	2011	2011	2010	2011	2010
Net interest income (loss) (1)	$(292)	$(271)	$(194)	$(563)	$(453)
Non-interest income	89	128	65	217	186
Total revenue (1)	$(203)	$(143)	$(129)	$(346)	$(267)
PCL (2)	$(16)	$(27)	$(4)	$(43)	$(34)
Non-interest expense	25	11	2	36	27
Net loss before income taxes and NCI in subsidiaries (1)	$(212)	$(127)	$(127)	$(339)	$(260)
Net loss	$(95)	$(46)	$(79)	$(141)	$(210)
Securitization
Total securitizations sold and outstanding (3)	$33,142	$31,928	$30,651	$33,142	$30,651
New securitization activity in the period (4)	2,750	2,199	492	4,949	1,510

(1)	Teb adjusted.
(2)	PCL in Corporate Support primarily comprises the general provision and an adjustment related to PCL on securitized credit card loans managed by Canadian Banking. For further information, refer to the How we measure and report our business segments section of our 2010 Annual Report.
(3)	Total securitizations sold and outstanding comprises credit card loans and residential mortgages.
(4)	New securitization activity comprises Canadian residential mortgages and credit card loans securitized and sold in the period. For further details, refer to Note 5 of our unaudited Interim Consolidated Financial Statements. This amount does not include Canadian residential mortgage and commercial mortgage securitization activity of Capital Markets.

Due to the nature of activities and consolidated adjustments reported in this segment, we believe that a period-over-period analysis is not relevant.

Net interest income (loss) and income tax in Corporate Support include the elimination of the teb adjustments related to the gross-up of income from Canadian taxable corporate dividends recorded in Capital Markets. The amount deducted from net interest income (loss) for the three months ended April 30, 2011 was $146 million as compared to $144 million in the prior quarter and $127 million in the prior year. For the six months ended April 30, 2011, the amount was $290 million as compared to $248 million in the prior year. For further discussion, refer to the How we measure and report our business segments section of our 2010 Annual Report.

The following identifies additional material items affecting the reported results in each period.

Q2 2011

Net loss of $95 million included losses related to the change in fair value of certain derivatives used to economically hedge our funding activities, an unfavourable tax adjustment and certain amounts largely related to enterprise funding activities that were not allocated to the segments.

Q1 2011

Net loss of $46 million included an unfavourable tax adjustment and certain amounts largely related to enterprise funding activities that were not allocated to the segments.

Q2 2010

Net loss of $79 million mainly included unfavourable income tax adjustments and a general PCL of $27 million ($18 million after-tax).

Q2 2011 (Six months ended)

Net loss of $141 million mainly reflected unfavourable income tax and accounting adjustments and certain amounts largely related to enterprise funding activities that were not allocated to the segments.

Q2 2010 (Six months ended)

Net loss of $210 million included unfavourable income tax adjustments which were partially offset by favourable tax adjustments in other segments. The net loss also included the unfavourable cumulative accounting adjustments of $51 million ($36 million after-tax) related to securitization activity.

Royal Bank of Canada        Second Quarter 2011        15

Quarterly results and trend analysis

Our quarterly earnings, revenue and expenses are impacted by a number of trends and recurring factors, which include seasonality, general economic and market conditions, and fluctuations in foreign exchange rates. The following table summarizes our results for the last eight quarters (the period).

	2011		2010				2009
(C$ millions, except percentage amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Net interest income	$2,712	$2,773	$2,783	$2,748	$2,699	$2,747	$2,876	$2,904
Non-interest income	4,420	4,616	4,419	4,079	4,268	4,587	4,583	4,919
Total revenue	$7,132	$7,389	$7,202	$6,827	$6,967	$7,334	$7,459	$7,823
PCL	344	334	432	432	504	493	883	770
PBCAE	1,021	629	1,423	1,459	1,096	1,130	1,322	1,253
Non-interest expense	3,835	3,946	3,818	3,377	3,572	3,626	3,606	3,755
Net income before income taxes and NCI in subsidiaries	$1,932	$2,480	$1,529	$1,559	$1,795	$2,085	$1,648	$2,045
Income taxes	399	612	381	257	443	565	389	449
NCI in net income of subsidiaries	27	29	27	26	23	23	22	35
Net income	$1,506	$1,839	$1,121	$1,276	$1,329	$1,497	$1,237	$1,561
EPS – basic	$1.01	$1.25	$.74	$.85	$.89	$1.01	$.83	$1.06
– diluted	$1.00	$1.24	$.74	$.84	$.88	$1.00	$.82	$1.05
Segment net income (loss)
Canadian Banking	$851	$882	$765	$766	$736	$777	$717	$669
Wealth Management	220	221	175	185	90	219	161	168
Insurance	146	145	27	153	107	118	104	167
International Banking	(23)	24	(157)	(76)	(27)	(57)	(125)	(95)
Capital Markets	407	613	373	201	502	571	561	562
Corporate Support	(95)	(46)	(62)	47	(79)	(131)	(181)	90
Net income	$1,506	$1,839	$1,121	$1,276	$1,329	$1,497	$1,237	$1,561
Effective income tax rate	20.6%	24.7%	24.9%	16.5%	24.7%	27.1%	23.6%	22.0%
Period average US$ equivalent of C$1.00	$1.039	$.992	$.963	$.957	$.973	$.945	$.924	$.900

Notable items affecting our consolidated results

•

In the fourth quarter of 2010 we recorded a loss of $116 million relating to the announced sale of Liberty Life which increased the effective tax rate by 1.7%. The loss on sale was reduced by $9 million on a before- and after-tax basis in the second quarter of 2011.

•	Market environment-related losses adversely affected our results, mainly during the second half of 2009.
•	We made significant additions to our general provision during the last two quarters of 2009.
•	Fluctuations in the Canadian dollar relative to other foreign currencies have affected our consolidated results over the period.

Trend analysis

We continue to see strengthening in economic conditions and improvement in global markets as compared to the difficult conditions that impacted our earnings particularly in the latter half of 2009. While market conditions continued to improve, the second quarter of 2011 reflected challenging trading conditions.

While net income generally trended downward since the third quarter of 2009 reflecting the challenging economic and market conditions, it strongly rebounded in the first quarter of 2011 followed by a solid, although lower, second quarter.

Revenue fluctuated over the period, trending upward from the third quarter of 2010 through the first quarter of 2011 as trading results recovered from the challenging market conditions including tighter credit spreads and the European sovereign debt crisis in the latter part of 2010. Fixed income trading revenue in the second quarter of 2011 was negatively impacted by challenging trading conditions in the latter part of the quarter with lower client volumes and narrower bid/ask spreads particularly in Europe. In addition, over the period there has been solid volume growth in Canadian Banking, fluctuations in the fair value of investment portfolios backing our policyholder liabilities in Insurance, which was largely offset in PBCAE, and revenue growth in Wealth Management and our investment banking businesses. Spread compression in our banking and wealth management businesses unfavourably impacted revenue throughout most of the period due to the continuing low interest rate environment.

PCL has significantly decreased over the period from the elevated levels of the last half of 2009 reflecting continued stabilizing asset quality. The elevated levels in the last half of 2009 were due to credit deterioration mainly related to the challenging economic environment.

PBCAE has been subject to quarterly fluctuations resulting from changes in the fair value of investments backing our policyholder liabilities, higher costs due to volume growth, actuarial liability adjustments and changes in claims experiences. PBCAE was significantly impacted in the first quarter of 2011 by a decrease in fair value of investments backing our policyholder liabilities. The first half of 2011 was also impacted by lower costs due to decreased annuity sales in our U.S. insurance business in response to the pending sale of Liberty Life, which closed on April 29, 2011.

Non-interest expense has fluctuated throughout the period although trending upwards over the past three quarters mainly due to increased costs in support of business growth, higher pension expense largely in Canadian Banking and higher variable compensation resulting from solid performance in Capital Markets and Wealth Management.

Our effective income tax rate has generally fluctuated over the period, reflecting a varying portion of income being reported by our subsidiaries operating in jurisdictions with differing income tax rates, a fluctuating level of income from

16        Royal Bank of Canada        Second Quarter 2011

tax-advantaged sources (Canadian taxable corporate dividends), and tax adjustments. The reduction in statutory Canadian corporate income tax rates over the period and the loss on Liberty Life also impacted our effective income tax rate.

Results by geographic segment (1)

	For the three months ended									For the six months ended
	April 30			January 31			April 30			April 30			April 30
	2011			2011			2010			2011			2010
(C$ millions)	Canada	U.S.	Other International	Canada	U.S.	Other International	Canada	U.S.	Other International	Canada	U.S.	Other International	Canada	U.S.	Other International
Total revenue	$4,541	$1,401	$1,190	$4,486	$1,573	$1,330	$4,203	$1,573	$1,191	$9,027	$2,974	$2,520	$8,568	$3,388	$2,345
Net income	$1,253	$72	$181	$1,266	$176	$397	$993	$36	$300	$2,519	$248	$578	$1,952	$306	$568

(1)	For geographic reporting, our segments are grouped into Canada, U.S. and Other International. For further details, refer to Note 28 to our 2010 Annual Consolidated Financial Statements.

Q2 2011 vs. Q2 2010

Net income in Canada of $1,253 million was up $260 million, or 26%, from prior year. The increase was largely due to solid volume growth in Canadian Banking and Wealth Management, strong growth in our origination and M&A activities and lower PCL. These factors were partially offset by higher pension expense, the impact of the implementation of HST and increased costs in support of business growth.

U.S. net income of $72 million was up $36 million from last year, mainly due to lower PCL. Higher fee-based client assets and higher transaction volumes also contributed to the increase. These factors were partially offset by the impact of the stronger Canadian dollar.

Other International net income of $181 million decreased $119 million or 40% from the previous year primarily due to lower fixed income trading results largely due to a gain in the prior year related to assets hedged with MBIA and challenging trading conditions in the latter part of the quarter, and higher costs in support of business growth. These factors were partially offset by an accounting loss on the foreign currency translation on certain AFS securities in Wealth Management which decreased income in the prior year, and lower PCL.

Q2 2011 vs. Q1 2011

Net income in Canada was down $13 million, or 1%, from last quarter, largely due to the negative impact of seasonal factors, including fewer days in the quarter and lower trading results in Capital Markets due to challenging trading conditions. This was partly offset by a gain on the sale of Canadian Banking’s remaining Visa shares.

U.S. net income decreased $104 million, or 59%, from last quarter, mainly due to lower trading results in our fixed income businesses due to challenging trading conditions. Lower debt origination and loan syndication activity in the current quarter also contributed to the decrease.

Other International net income of $181 million decreased $216 million from the previous quarter, mainly due to lower trading results in our fixed income businesses largely due to a gain in the prior quarter related to the settlement with MBIA and challenging trading conditions. Spread compression in Caribbean banking and a partial reversal of litigation provisions in Caribbean banking which benefitted that quarter also contributed to the decrease.

Q2 2011 vs. Q2 2010 (Six months ended)

Net income in Canada was up $567 million, or 29%, from a year ago due to the reasons noted above in the Q2 2011 vs. Q2 2010 discussion.

U.S. net income of $248 million decreased $58 million, or 19%, from the previous year, mainly due to lower trading results, mainly in our fixed income business and the impact of the stronger Canadian dollar. In addition, last year included the release of the remaining Enron-related litigation provision which increased net income in that period. These factors were partially offset by lower PCL , strong growth in origination and M&A activities, and higher loan syndication gains compared to losses on certain legacy portfolios.

Other International net income was up $10 million, or 2%, from a year ago mainly reflecting higher average fee-based client asset resulting from capital appreciation and lower PCL, largely offset by lower trading results and higher costs in support of business growth.

Royal Bank of Canada        Second Quarter 2011        17

Financial condition

Condensed balance sheets (1)

	As at
	April 30	January 31	April 30
(C$ millions)	2011	2011	2010
Assets
Cash and due from banks	$8,949	$8,203	$8,757
Interest-bearing deposits with banks	13,223	11,342	8,888
Securities	209,007	216,526	188,236
Assets purchased under reverse repurchase agreements and securities borrowed	79,830	79,258	52,804
Loans (net of allowance for loan losses)
Retail loans	223,567	221,761	211,839
Wholesale loans	71,902	72,179	71,230
Other – Derivatives	82,620	73,654	78,066
– Other	39,819	38,187	35,316
Total assets	$728,917	$721,110	$655,136
Liabilities and shareholders’ equity
Deposits	$441,377	$437,120	$397,840
Other – Derivatives	85,763	77,358	77,859
– Other	150,733	155,541	131,919
Subordinated debentures	7,603	8,041	5,813
Trust capital securities	742	735	1,398
NCI in subsidiaries	2,264	2,250	2,243
Total liabilities	$688,482	$681,045	$617,072
Total shareholders’ equity	40,435	40,065	38,064
Total liabilities and shareholders’ equity	$728,917	$721,110	$655,136

(1)	Foreign currency-denominated assets and liabilities are translated to Canadian dollars. For further details, refer to Note 1 to our 2010 Annual Consolidated Financial Statements.

Q2 2011 vs. Q2 2010

Total assets were up $74 billion, or 11%, from the previous year.

Interest-bearing deposits with banks increased $4 billion, or 49%, largely reflecting higher collateral requirements primarily driven by higher derivative obligations from mark-to-market exposures.

Securities were up $21 billion, or 11%, primarily from our European Government Bond (EGB) trading business formed in the latter part of 2010, increased positions in government debt instruments in support of business activity and an increase in trading volumes in certain businesses.

Assets purchased under reverse repurchase agreements (reverse repos) and securities borrowed increased $27 billion, or 51% mainly attributable to higher market activity in certain businesses and from new business activity, including our EGB trading business.

Loans were up $12 billion, or 4%, predominantly due to solid retail lending growth mainly as a result of volume growth in Canadian home equity products and growth in wholesale loans.

Derivative assets were up $5 billion, or 6%, mainly attributable to higher fair values on foreign exchange contracts, due to the depreciation of the U.S. dollar against other major currencies, partially offset by increased positions with a central counterparty.

Other assets were up $5 billion, or 13%, mainly due to the goodwill from the acquisition of BlueBay.

Total liabilities were up $71 billion, or 12%.

Deposits increased $44 billion, or 11%, mainly reflecting an increase in fixed term deposits due to an increase in our internal funding requirements and demand for our high-yield savings and other product offerings.

Derivative liabilities were up $8 billion, or 10%, mainly attributable to higher fair values on foreign exchange contracts and interest rate swaps. The increase was partially offset by the netting of interest rate swap assets and liabilities with a central counterparty.

Other liabilities increased $19 billion, or 14%, mainly resulting from an increase in obligations related to securities sold short and an increase in repurchase agreements partly due to increased volume from our EGB trading business and higher market activity.

Subordinated debentures increased by $2 billion, or 31% mainly due to the net issuance of subordinated debt.

Shareholders’ equity increased by $2 billion, or 6%, largely reflecting earnings, net of dividends.

Our consolidated balance sheet was impacted by foreign currency translation which reduced our total assets and our total liabilities by approximately $8 billion due to the strengthening of the Canadian dollar compared to last year.

Q2 2011 vs. Q1 2011

Total assets increased $8 billion, or 1%, from the prior quarter largely due to higher derivative assets mainly attributable to higher fair values on foreign exchange contracts, resulting from the depreciation of the U.S. dollar against other major currencies. An increase in interest bearing deposits with banks as noted above and higher loan balances due to retail lending growth in home equity products and growth in wholesale loans also contributed to the increase. These factors were partially offset by a decrease in our securities largely related to the sale and maturity of our government debt securities, lower Canadian residential mortgage-backed securities and the impact of the stronger Canadian dollar which reduced our assets by $4 billion.

Total liabilities increased $7 billion, or 1%, from the prior quarter mainly due to higher derivative liabilities and deposits which increased for the reasons noted above. The increase in total liabilities was largely offset by lower Other liabilities related to repurchase agreements, insurance claims and policy benefits due to the sale of Liberty Life and the impact of the stronger Canadian dollar.

18        Royal Bank of Canada        Second Quarter 2011

Off-balance sheet arrangements

In the normal course of business, we engage in a variety of financial transactions that, under GAAP, are not recorded on our Consolidated Balance Sheets. For a complete discussion of these types of arrangements, including their nature, business purpose and importance, see pages 33 to 37 of our 2010 Annual Report.

Securitizations

Securitization can be used as a cost-effective fund raising technique compared to the relative cost of issuing unsecured wholesale debt.

For further details, refer to Note 5 to our unaudited Interim Consolidated Financial Statements.

Q2 2011 (Three months ended)

During the quarter we securitized $3.2 billion of Canadian and U.S. residential mortgages, of which $1.4 billion were sold and the remaining $1.8 billion (notional value) were retained.

Q2 2011 (Six months ended)

For the six months ended April 30, 2011, we securitized $8.9 billion of residential mortgages, of which $4.5 billion were sold and the remaining $4.4 billion (notional value) were retained.

We also securitized $1.3 billion in credit card loans during the three and six months ended April 30, 2011.

Special purpose entities

In the normal course of business, we engage in a variety of financial transactions with special-purpose entities (SPEs) which are not operating entities and typically have no employees. SPEs may also be variable interest entities (VIEs) which may or may not be recorded on our balance sheets. Refer to Note 1 and Note 6 to our 2010 Annual Consolidated Financial Statements for information about our involvement with VIEs that we have consolidated (on-balance sheet) and that we have not consolidated (off-balance sheet). The following table summarizes VIEs in which we have significant variable interests, but have not consolidated (off-balance sheet).

	As at
	April 30 2011		January 31 2011		April 30 2010
(C$ millions)	Total assets (1)	Maximum exposure (1), (2)	Total assets (1)	Maximum exposure (1), (2)	Total assets (1)	Maximum exposure (1), (2)
Unconsolidated VIEs in which we have significant variable interests (3):
Multi-seller conduits (4)	$21,007	$21,294	$21,816	$22,111	$21,389	$21,671
Structured finance VIEs	4,233	2,035	4,501	2,169	5,406	2,443
Credit investment product VIEs	249	18	483	19	643	222
Investment funds	108	34	154	41	66	27
Other	198	52	211	41	398	118
	$25,795	$23,433	$27,165	$24,381	$27,902	$24,481

(1)	Total assets and maximum exposure to loss correspond to disclosures provided in Note 6 to our 2010 Annual Consolidated Financial Statements.
(2)	The maximum exposure to loss resulting from significant variable interests in these VIEs consists mostly of investments, loans, liquidity and credit enhancement facilities and fair value of derivatives. The maximum exposure to loss may exceed the total assets in the multi-seller conduits, as our liquidity facilities may sometimes be extended for up to 102% of the total value of the assets in the conduits.
(3)	Upon the adoption of International Financial Reporting Standards (IFRS) certain VIEs will be consolidated or deconsolidated as at November 1, 2011.
(4)	Represents multi-seller conduits that we administered.

Our maximum exposure to loss has decreased since the prior year due to lower client demand primarily in RBC-administered multi-seller conduits as a result of lower global economic activity.

Approximately 93% of assets in unconsolidated VIEs in which we have significant variable interests were internally rated A or above, compared to 92% in the prior year and in the prior quarter. For multi-seller conduits, 97% of assets were internally rated A or above (consistent with the prior quarter), compared to 95% in the prior year.

All transactions funded by the unconsolidated multi-seller conduits are internally rated using a rating system which is largely consistent with that of the external rating agencies.

For structured finance VIEs, 83% of assets were internally rated A or above compared to 96% in the prior year and 83% in the prior quarter. The decline in the quality of the structured finance VIE portfolio from the prior year primarily relates to two student loan trusts which were downgraded due to concerns relating to asset performance and trust governance.

Approximately 77% of the assets in unconsolidated VIEs were originated in the U.S. compared to 77% in the prior year and 78% in the prior quarter. Approximately 13% of the assets in unconsolidated VIEs were originated in Canada compared to 16% in the prior year and 13% in the prior quarter. The decrease in assets originated in Canada since the prior year primarily reflects the amortization of existing transactions.

The assets in unconsolidated VIEs as at April 30, 2011 have varying maturities and a remaining expected weighted average life of approximately 3.7 years.

RBC-administered multi-seller conduits

We administer multi-seller conduits which are used primarily for the securitization of our clients’ financial assets. There are no asset-backed securities in the Canadian multi-seller conduits and only $1.7 billion in our U.S. multi-seller conduits.

We provide backstop liquidity facilities and partial credit enhancements to the multi-seller conduits. The notional amount of backstop liquidity facilities we provide totaled $21.4 billion, a decrease of $385 million or 2% from the prior year and a decrease of $822 million or 4% from the prior quarter. Total loans extended to the multi-seller conduits under the backstop liquidity facilities amounted to $1.4 billion, a decrease of $165 million from the prior year and a decrease of $91 million from the prior quarter. The partial credit enhancement facilities we provide totaled $2.1 billion, a decrease of $53 million from the prior year and a decrease of $79 million from the prior quarter. The decrease in the amount of backstop liquidity facilities and partial credit enhancement facilities provided to the multi-seller conduits compared to the prior year and prior quarter reflects the strengthening of the Canadian dollar.

The total asset-backed commercial paper (ABCP) issued by the conduits amounted to $14.4 billion, an increase of $1.0 billion or 8% since the prior year and a decrease of $585 million, or 4% from the prior quarter. The rating agencies that rate the ABCP rated 70% of the total amount issued within the top ratings category and the remaining amount in the second highest ratings category compared with 66% in the prior year and 67% in the prior quarter. The increase in the amount of ABCP issued by the multi-seller conduits compared to the prior year is primarily due to increased client usage partially offset by amortization of existing transactions. The decrease compared to the prior quarter is primarily due to the strengthening of the Canadian dollar.

Royal Bank of Canada        Second Quarter 2011        19

We sometimes purchase the ABCP issued by the multi-seller conduits in our capacity as a placement agent in order to facilitate overall program liquidity. The fair value of our inventory was $18 million, an increase of $12 million from the prior year and a decrease of $17 million from the prior quarter. The fluctuations in inventory held compared to the prior year and prior quarter reflects normal trading activity. This inventory is classified as Securities – Trading on our Consolidated Balance Sheets.

Guarantees

Our maximum potential amount of future payments in relation to our guarantee products amounted to $68.0 billion compared to $77.2 billion in the prior year and $70.2 billion in the prior quarter. The decline compared to the prior year relates primarily to fewer credit derivatives and the strengthening of the Canadian dollar. For further details on Guarantees, refer to Note 14 to our unaudited Interim Consolidated Financial Statements.

Risk management

Credit risk

Gross credit risk exposure by portfolio and sector (1)

	As at
	April 30 2011						January 31 2011	April 30 2010
	Lending-related and other			Trading-related
	Loans and acceptances		Other	Repo-style transactions	Over-the- counter derivatives (2)	Total exposure (1)	Total exposure (1)	Total exposure (1)
(C$ millions)	Outstanding	Undrawn commitments
Residential mortgages	$130,331	$16	$26	$–	$–	$130,373	$128,404	$125,669
Personal	82,084	71,228	61	–	–	153,373	151,120	133,007
Credit cards	10,017	29,656	–	–	–	39,673	44,385	41,148
Small business (3)	2,570	3,920	42	–	–	6,532	6,499	5,780
Retail	$225,002	$104,820	$129	$–	$–	$329,951	$330,408	$305,604
Business (3)
Agriculture	$4,927	$526	$28	$–	$7	$5,488	$5,717	$5,536
Automotive	3,445	2,096	152	–	436	6,129	6,042	5,683
Consumer goods	5,755	2,448	548	–	262	9,013	8,882	8,835
Energy	5,523	10,525	2,378	–	2,185	20,611	20,234	18,318
Non-bank financial services	2,694	6,467	7,087	78,428	6,961	101,637	110,746	90,902
Forest products	824	337	89	–	6	1,256	1,290	1,321
Industrial products	4,040	2,273	366	–	167	6,846	6,638	6,558
Mining & metals	606	1,601	700	–	140	3,047	2,951	2,997
Real estate & related	17,991	2,840	1,164	–	211	22,206	22,884	23,710
Technology & media	2,670	3,013	327	119	567	6,696	6,509	6,156
Transportation and environment	4,380	1,800	596	–	393	7,169	6,868	7,404
Other	20,591	4,984	5,098	16,100	4,068	50,841	49,550	45,620
Sovereign (3), (4)	5,037	3,409	26,051	7,435	9,505	51,437	50,628	41,697
Bank (3)	1,883	505	51,055	81,769	29,107	164,319	149,375	118,871
Wholesale	$80,366	$42,824	$95,639	$183,851	$54,015	$456,695	$448,314	$383,608
Total exposure	$305,368	$147,644	$95,768	$183,851	$54,015	$786,646	$778,722	$689,212

(1)	Gross credit risk exposure is before allowance for loan losses. Exposure under Basel II asset classes of qualifying revolving retail and other retail are largely included within Personal and Credit cards, while home equity lines of credits are included in Personal.
(2)	Credit equivalent amount after factoring in master netting agreements.
(3)	Refer to Note 4 of our 2010 Annual Consolidated Financial Statements for the definition of these terms.
(4)	As at April 30, 2011, our loans to sovereign Ireland and Spain, were $175 million and $92 million, respectively (January 31, 2011 – $192 million and $325 million, respectively; April 30, 2010, $nil and $nil, respectively). We had no loan exposures to sovereign Portugal, Italy and Greece for the periods noted above.

Q2 2011 vs. Q2 2010

Total gross credit risk exposure increased $97 billion, or 14%, from a year ago, reflecting increases in both retail and wholesale portfolios.

Retail exposure increased $24 billion, or 8%, largely driven by the implementation of updated risk parameters for undrawn commitments reflecting recent credit experience, in the prior quarter, as well as the result of solid volume growth in Canadian home equity and personal lending products. The use of guarantees and collateral represents an integral part of our credit risk mitigation in the retail portfolio. Insured mortgages accounted for 24% of our residential mortgage portfolio and secured personal lending represents 56% of personal loans outstanding.

Wholesale exposure increased $73 billion, or 19%, mainly reflecting increases in repo-style transactions and other exposures. Repo-style transactions increased $48 billion, primarily in bank and non-bank financial services, mainly attributable to higher market activity in certain businesses and from our EGB business. Other exposure increased $19 billion, mainly in bank and to a lesser extent sovereign, largely due to higher guarantees and securities related exposures. The loan utilization rate increased by 3% from the prior year to 41% mainly due to a decrease in loan authorized amounts.

Q2 2011 vs. Q1 2011

Total gross credit risk exposure increased $8 billion from the prior quarter.

Retail exposure was largely flat as increases of $4 billion in residential mortgages and personal exposures, attributable to continued growth in Canadian home equity and personal lending products, were offset by a decrease in credit cards

20        Royal Bank of Canada        Second Quarter 2011

exposure due to higher securitization activity during the quarter and a reduction mainly in the U.S. portfolio due to the impact of the stronger Canadian dollar.

Wholesale exposure increased $8 billion, or 2%, largely attributable to increases in trading related exposure. Repo-style transactions increased $9 billion largely in bank, mainly reflecting continued higher market activity. Over-the-counter derivatives exposure increased $2 billion due to higher fair values on foreign exchange contracts, resulting from the depreciation of the U.S. dollar against other major currencies. These increases were partially offset by a decrease of $2 billion in other exposure, largely related to the sale and maturity of our government debt securities, partially offset by higher guarantees and other exposure in bank. Loans and acceptances decreased $1 billion, largely due to the sale of Liberty Life and the strengthening of the Canadian dollar, mainly reflected in the real estate sector.

Credit quality performance

Provision for (recovery of) credit losses

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions)	2011	2011	2010	2011	2010
Canadian Banking	$247	$257	$302	$504	$620
International Banking	118	131	185	249	360
Capital Markets	(5)	(27)	21	(32)	51
Corporate Support (1)	(16)	(27)	(4)	(43)	(34)
Canada (2)
Residential mortgages	$–	$5	$3	$5	$4
Personal	95	105	112	200	229
Credit cards	99	94	112	193	214
Small business	11	9	15	20	28
Retail	205	213	242	418	475
Wholesale	20	17	24	37	73
Specific PCL	225	230	266	455	548
United States (2)
Retail	$45	$50	$49	$95	$94
Wholesale	65	51	122	116	249
Specific PCL	110	101	171	211	343
Other International (2)
Retail	$5	$9	$6	$14	$15
Wholesale	7	2	34	9	64
Specific PCL	12	11	40	23	79
Total specific PCL	347	342	477	689	970
General provision (1)	(3)	(8)	27	(11)	27
Total PCL	$344	$334	$504	$678	$997

(1)	PCL in Corporate Support primarily comprises the general provision and an adjustment related to PCL on securitized credit card loans managed by Canadian Banking. For further information, refer to the How we measure and report our business segments section of our 2010 Annual Report.
(2)	Geographic information is based on residence of borrower.

Q2 2011 vs. Q2 2010

Total PCL of $344 million decreased $160 million, or 32%, from a year ago, largely reflecting lower specific PCL of $130 million.

Specific PCL in Canadian Banking decreased $55 million, or 18%, mainly reflecting lower write-offs in our credit card portfolio driven by lower bankruptcies. Lower provisions in our unsecured personal and business lending portfolios, reflecting improved economic conditions, also contributed to the decrease.

Specific PCL in International Banking decreased $67 million, or 36%. Lower provisions in our Caribbean and U.S. commercial portfolios primarily in the real estate sector included a provision recorded in the prior year related to a specific client in our Caribbean commercial portfolio which also contributed to the decrease.

During the current quarter, we had a recovery in PCL in Capital Markets of $5 million comprised of a few accounts, as compared to specific PCL of $21 million in the prior year.

The general provision was reduced $3 million during the current quarter as compared to an addition of $27 million last year which was largely related to our U.S. banking commercial and retail portfolios.

Q2 2011 vs. Q1 2011

Total PCL increased $10 million, or 3%, from last quarter reflecting higher specific PCL of $5 million and a reduction in the general provision of $3 million as compared to a reduction of $8 million in the prior quarter.

Specific PCL in Canadian Banking decreased $10 million, or 4%, mainly reflecting lower provisions in our residential mortgage and secured personal lending portfolios.

Specific PCL in International Banking decreased $13 million, or 10% largely due to lower provisions in our U.S. commercial portfolio mainly in our financial products sector.

During the current quarter, we had a recovery in PCL in Capital Markets of $5 million comprised of a few accounts, as compared to a recovery of $27 million in the prior quarter.

Q2 2011 vs. Q2 2010 (Six months ended)

Total PCL of $678 million decreased $319 million, or 32%, from last year largely due to a decrease in specific PCL of $281 million.

Specific PCL in Canadian Banking decreased $116 million, or 19% mainly due to lower write-offs in our credit card portfolio, driven by lower bankruptcies. Lower provisions in our business and unsecured personal lending portfolios also contributed to the decrease.

Specific PCL in International Banking decreased $111 million, or 31% mainly due to lower provisions in our Caribbean and U.S. commercial portfolios and our builder finance portfolio reflecting stabilizing asset quality.

During the current period, we had a recovery in PCL in Capital Markets of $32 million comprised of several accounts as compared to a provision of $51 million in the prior year.

The general provision was reduced $11 million during the period as compared to an addition of $27 million last year which was largely related to our U.S. banking commercial and retail portfolios.

Royal Bank of Canada        Second Quarter 2011        21

Gross impaired loans

	For the three months ended
(C$ millions)	April 30 2011	January 31 2011	April 30 2010
Canadian Banking	$1,388	$1,410	$1,315
International Banking	2,356	2,913	2,959
Capital Markets	194	238	646
Corporate Support and Other	71	131	144
Canada
Retail	$835	$831	$737
Wholesale	611	662	824
United States
Retail	$205	$238	$215
Wholesale	1,681	2,267	2,635
Other International
Retail	$250	$269	$229
Wholesale	427	425	424
Total GIL	$4,009	$4,692	$5,064

Q2 2011 vs. Q2 2010

Total gross impaired loans (GIL) decreased $1,055 million, or 21%, from a year ago.

GIL in Canadian Banking increased $73 million, or 6%, mainly due to higher impaired loans in our residential mortgage portfolio, partially offset by lower impaired loans in our business lending portfolio.

GIL in International Banking decreased $603 million, or 20%, largely due to the sale of certain impaired loans and improvement in market conditions. Continued reductions in our residential builder finance portfolios, due to write-offs and foreclosures, also contributed to the decrease.

GIL in Capital Markets decreased $452 million, or 70%, primarily due to lower impaired loans related to clients in the Real estate, Other services and Technology and media sectors, reflecting repayments and loan sales.

Q2 2011 vs. Q1 2011

Total GIL decreased $683 million, or 15%, as compared to the prior quarter.

GIL in Canadian Banking decreased $22 million, or 2% largely due to repayments and write-offs in our business lending portfolio.

GIL in International Banking decreased $557 million, or 19%, mainly due to the sale of certain impaired loans and improvement in market conditions. Higher write-offs in our U.S. commercial portfolio mainly in the Real estate sector also contributed to the decrease.

GIL in Capital Markets decreased $44 million, or 18%, mainly due to declines related to clients in the industrial sector.

Allowance for credit losses (ACL)

	As at
(C$ millions)	April 30 2011	January 31 2011	April 30 2010
Specific ACL
Canada	$361	$375	$420
United States	305	449	586
Other International	205	224	235
Total specific ACL	871	1,048	1,241
General allowance
Retail	$1,164	$1,187	$1,122
Wholesale	764	778	860
Total general allowance	1,928	1,965	1,982
Total ACL	$2,799	$3,013	$3,223

Q2 2011 vs. Q2 2010

Total allowance for credit losses (ACL) decreased $424 million, or 13%, from a year ago, mainly due to a $370 million decrease in the specific allowance, reflecting overall improving credit quality and the same factors as previously discussed in the PCL section. It also reflected a $54 million decrease in the general allowance largely as a result of the impact of a stronger Canadian dollar.

Q2 2011 vs. Q1 2011

Total ACL was down $214 million, or 7%, from the prior quarter, mainly due to a $177 million decrease in the specific allowance, reflecting the same factors as previously discussed in the PCL section. It also reflected a $37 million decrease in the general allowance mainly reflecting the impact of a stronger Canadian dollar.

Market risk

The following table shows VaR for trading activities under the internal models-based approach, for which we have been granted approval by Office of the Superintendent of Financial Institutions (OSFI). Regulatory capital for market risk is allocated based on VaR only for those activities that have approval to use the internal models based approach.

The table also shows the diversification effect, which is calculated as the difference between the VaR and the sum of the separate risk factor VaR values.

VaR for credit valuation adjustments and for products that are not considered part of the trading book are not captured under the internal models-based approach.

VaR by major risk category

	VaR used for Internal Model-Based Approach
	April 30, 2011				January 31, 2011		April 30, 2010
	As at April 30	For the three months ended			As at Jan. 31	For the three months ended	As at April 30	For the three months ended
(C$ millions)		Average	High	Low		Average		Average
Equity	$24	$21	$27	$15	$20	$17	$10	$13
Foreign exchange	2	2	4	1	1	2	7	5
Commodities	3	3	4	–	4	2	2	4
Interest rate	25	27	40	21	31	33	60	42
Credit specific	22	22	23	19	20	20	21	15
Diversification	(31)	(38)	(52)	(27)	(39)	(36)	(40)	(35)
VaR	$45	$37	$46	$32	$37	$38	$60	$44

22        Royal Bank of Canada        Second Quarter 2011

	April 30, 2011				April 30, 2010
	As at April 30	For the six months ended			As at April 30	For the six months ended
(C$ millions)		Average	High	Low		Average
Equity	$24	$19	$27	$9	$10	$15
Foreign exchange	2	2	8	1	7	5
Commodities	3	2	4	–	2	3
Interest rate	25	30	41	21	60	44
Credit specific	22	21	23	18	21	16
Diversification	(31)	(36)	(52)	(25)	(40)	(35)
VaR	$45	$38	$46	$31	$60	$48

Internal Models-Based Approach

Q2 2011 vs. Q2 2010

Average VaR of $37 million was down $7 million compared to the prior year. The decrease was largely driven by the runoff of the historical scenarios from late 2008 and early 2009 from the VaR model, with the impact primarily reflected in the decrease in Interest rate VaR. The decrease also reflected some risk reduction carried out in the latter half of 2010, the impact of a stronger Canadian dollar on foreign-denominated portfolios as well as an increase in diversification from 44% to 51%. The decrease was partially offset by an increase in Equity and Credit specific VaR reflecting improved risk capture and increased business activity.

Q2 2011 vs. Q1 2011

Average VaR was relatively flat from last quarter. The VaR of $45 million at the end of the current quarter was up $8 million from the end of the last quarter, mainly due to the increase in equity and credit specific risks reflecting increased business activity.

Q2 2011 vs. Q2 2010 (Six months ended)

Average VaR of $38 million was down $10 million from a year ago. The decrease was largely driven by a decrease in Interest rate VaR, increase in diversification from 42% to 49% as well as the impact of a stronger Canadian dollar on foreign-denominated portfolios.

Management VaR

In addition, for management purposes we calculate VaR for all of our trading positions, including those under the standardized approach for capital as prescribed by OSFI. Products under the standardized approach for capital that are captured under Management VaR include Agency and non-Agency mortgage-backed securities, BOLI, certain commodity positions and certain structured equity and interest rate derivatives. VaR for these positions, and the diversification effects with the rest of the portfolio, can be subject to additional limitations and may not be calculated with the same techniques applied to positions under the internal models-based approach. Management VaR, therefore, includes all of our trading activities, regardless of capital treatment. It is being disclosed to ensure alignment between external disclosure and internal management measures that incorporate all trading activities.

As is the case for internal models-based approach, VaR for credit valuation adjustments and for products that are not considered part of the trading book are not captured under the Management VaR.

	Management VaR
	April 30, 2011				January 31, 2011		April 30, 2010
	As at April 30	For the three months ended			As at Jan. 31	For the three months ended	As at April 30	For the three months ended
(C$ millions)		Average	High	Low		Average		Average
Equity	$11	$11	$19	$7	$11	$12	$10	$13
Foreign exchange	2	2	4	1	1	2	7	5
Commodities	3	4	6	2	6	4	4	6
Interest rate	45	47	58	41	53	52	71	56
Credit specific	21	21	22	19	20	20	21	15
Diversification	(28)	(30)	(40)	(25)	(31)	(30)	(42)	(40)
VaR	$54	$55	$65	$47	$60	$60	$71	$55

	April 30, 2011				April 30, 2010
	As at April 30	For the six months ended			As at April 30	For the six months ended
(C$ millions)		Average	High	Low		Average
Equity	$11	$11	$19	$7	$10	$15
Foreign exchange	2	2	8	1	7	5
Commodities	3	4	6	2	4	4
Interest rate	45	50	61	39	71	55
Credit specific	21	21	22	18	21	16
Diversification	(28)	(31)	(40)	(20)	(42)	(40)
VaR	$54	$57	$67	$47	$71	$55

Royal Bank of Canada        Second Quarter 2011        23

Q2 2011 vs. Q2 2010

The average Management VaR was flat compared to last year. The decrease in the Interest rate VaR was offset by the increase in Credit specific VaR and a decrease in diversification from 42% to 35%. The Interest rate VaR decrease was driven by the runoff of the historical scenarios from late 2008 and early 2009 from the VaR model as well as modeling improvements on certain mortgage-backed securities. The decrease was partially offset by the termination of the credit default swaps insured by MBIA. For further details, refer to Key corporate events of 2011 in the Financial performance section.

Q2 2011 vs. Q1 2011

The Average Management VaR was down $5 million from last quarter as a result of the decrease in Interest rate VaR.

Q2 2011 vs. Q2 2010 (Six months ended)

The average Management VaR was up $2 million from the same period last year, mainly due to the increase in Credit specific VaR reflecting increased business activity and improved risk capture, as well as a decrease in diversification from 42% to 35%. The increase was partially offset by a decrease in Interest rate VaR for the same reason as noted above and equity risk due to the sale of residual positions from underwriting activity.

Trading revenue and VaR (1), (C$ millions)

(1)	Trading revenue on a teb excluding revenue related to consolidated VIEs.

During the quarter, there were 4 days with net trading losses, with no losses exceeding VaR. The largest loss occurred on March 23rd, totaling $31 million and was primarily due to credit valuation adjustments, largely resulting from the movement in credit spreads, interest rates and foreign exchange rates.

Market risk measures – Non-trading banking activities

The following table provides the potential before-tax impact of an immediate and sustained 100 basis point increase or decrease in interest rates on net interest income and economic value of equity of our non-trading portfolio, assuming that no further hedging is undertaken. These measures are based upon assumptions made by senior management and validated by empirical research. All interest rate risk measures are based upon interest rate exposures at a specific time and continuously change as a result of business activities and our risk management actions. During the second quarter of 2011, our interest rate risk exposure was well within our target level.

	April 30, 2011						January 31, 2011		April 30, 2010
	Economic value of equity risk			Net interest income risk (2)
(C$ millions)	Canadian dollar impact	U.S. dollar impact (1)	Total	Canadian dollar impact	U.S. dollar impact (1)	Total	Economic value of equity risk	Net interest income risk (2)	Economic value of equity risk	Net interest income risk
Before-tax impact of:
100bp increase in rates	$(278)	$(12)	$(290)	$166	$38	$204	$(394)	$122	$(202)	$160
100bp decrease in rates	215	(4)	211	(186)	(17)	(203)	309	(147)	155	(140)

(1)	Represents the impact on the non-trading portfolios held in our U.S. banking operations.
(2)	Represents the 12-month Net interest income exposure to an instantaneous and sustained shift in interest rates.

Liquidity and funding management

There have been no material changes to our liquidity and funding management framework from that described in our 2010 Annual Report. We continue to monitor and, as appropriate, modify our risk practices to align with local regulatory developments and to position ourselves for the prospective Basel III regulatory liquidity standards planned for implementation between 2015 and 2018.

Core deposits, consisting of our own statistically derived estimates of the highly stable portions of all of our relational personal, commercial and institutional balances (demand, notice and fixed-term) together with wholesale funds maturing beyond one year, since last reported as at January 31, 2011, have decreased by .5% and represent 61% compared to 62% of our total deposits as reported at January 31, 2011.

Credit ratings

Our ability to access unsecured funding markets and to engage in certain collateralized business activities on a cost-effective basis is primarily dependent upon maintaining competitive credit ratings. A lowering of our credit rating may have potentially adverse consequences for our funding capacity or access to the capital markets, may also affect our ability, and the cost, to enter into normal course derivative or hedging transactions and may require us to post additional collateral under certain contracts.

On December 13, 2010, Moody’s Investors Service (Moody’s) revised our senior long-term debt rating to Aa1 from Aaa and our outlook from negative to stable. We view this as a minor rating change that did not have a material impact on our liquidity and funding access or liability composition. Otherwise, our ratings and outlooks remain unchanged from December 2, 2010.

24        Royal Bank of Canada        Second Quarter 2011

The following table presents our major credit ratings and outlooks as at May 26, 2011:

As at May 26, 2011 (1)
	Short-term debt	Senior long- term debt	Outlook
Moody’s	P-1	Aa1	stable
Standard & Poor’s	A-1+	AA-	positive
Fitch Ratings	F1+	AA	stable
Dominion Bond Rating Services	R-1(high)	AA	stable

(1)	Credit ratings are not recommendations to purchase, sell or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are determined by the rating agencies based on criteria established from time to time by them, and are subject to revision or withdrawal at any time by the rating organization.

Contractual obligations

In the normal course of business, we enter into contracts that give rise to commitments of future minimum payments that affect our liquidity. Depending on the nature of these commitments, the obligation may be recorded on- or off-balance sheet. The following table provides a summary of our future contractual funding commitments:

	April 30 2011					January 31 2011	April 30 2010
(C$ millions) (1), (2)	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total	Total	Total
Unsecured long-term funding	$20,173	$19,791	$12,678	$9,581	$62,223	$57,371	$47,663
Covered bonds	105	2,889	3,113	3,165	9,272	7,942	7,980
Subordinated debentures	130	–	249	7,354	7,733	8,119	5,906
	$20,408	$22,680	$16,040	$20,100	$79,228	$73,432	$61,549

(1)	The amounts presented above exclude accrued interest except for the category “Within 1 year”.
(2)	Obligations under leases are only disclosed on an annual basis.

Capital management

Regulatory capital, risk-weighted assets and capital ratios

	Basel II
	As at
(C$ millions, except percentage and multiple amounts)	April 30 2011	January 31 2011	April 30 2010
Capital
Tier 1 capital	$34,551	$33,801	$33,427
Total capital	39,824	39,064	35,863
Risk-weighted assets
Credit risk	$188,683	$191,223	$189,001
Market risk	24,382	25,542	22,555
Operational risk	40,170	39,244	37,713
Total risk-weighted assets	$253,235	$256,009	$249,269
Capital ratios and multiples
Tier 1 capital ratio	13.6%	13.2%	13.4%
Total capital ratio	15.7%	15.3%	14.4%
Assets-to-capital multiple	16.2X	16.3X	16.0X
Tier 1 common ratio (1)	10.3%	9.9%	9.7%
(1)	Tier 1 common ratio does not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions. For further details, refer to the Key performance and non-GAAP measures section of our 2010 Annual Report.

Our capital position strengthened during the quarter through internal capital generation from earnings. Our capital ratios are well above OSFI regulatory targets.

Q2 2011 vs. Q2 2010

As at April 30, 2011, our Tier 1 capital ratio was 13.6% and our Total capital ratio was 15.7%.

Our Tier 1 capital ratio was up 20 bps from last year largely due to higher capital from earnings generation. This factor was partially offset by higher goodwill from the acquisition of BlueBay, the redemption of innovative Tier 1 capital instruments in the third quarter of 2010, and higher RWA.

Total capital ratio was up 130 bps due to the factors discussed above, as well as the net issuance of subordinated debentures, and a lower deduction for insurance from the sale of Liberty Life which closed in the second quarter.

RWA were up $3.9 billion, or 2%, primarily as a result of higher Market risk and Operational risk RWA. Market risk RWA increased due to higher equity and debt specific modeled risks. Operational risk RWA increased due to higher gross revenues.

As at April 30, 2011, our Assets-to-capital multiple was 16.2 times compared to 16.0 times a year ago largely due to higher gross adjusted assets (GAA), partially offset by higher capital.

Q2 2011 vs. Q1 2011

Our Tier 1 capital ratio was up 40 bps from the previous quarter, largely due to capital from earnings generation and lower RWA partially offset by higher unrealized foreign currency translation losses.

Our Total capital ratio was up 40 bps mainly due to the factors noted above as well as a lower deduction for insurance from the sale of Liberty Life partially offset by the redemption of certain subordinated debentures in the second quarter.

RWA were down $2.8 billion, or 1%, as a result of lower Credit risk RWA, primarily due to the impact of a stronger Canadian dollar on foreign currency-denominated assets, lower Market risk RWA reflecting the reduction of certain mortgage-backed securities positions and the impact of a stronger Canadian dollar, partially offset by higher Operational risk RWA.

Our Assets-to-capital multiple was 16.2 times compared to 16.3 times last quarter, mainly due to higher capital partially offset by higher GAA.

Selected capital management activity

	For the three months ended			For the six months ended
	April 30, 2011			April 30, 2011
(C$ millions, except number of shares)	Issuance or redemption date	Number of shares (000s)	Amount	Issuance or redemption date	Number of shares (000s)	Amount
Tier 1
Common shares issued
Dividend reinvestment plan (DRIP) (1)		927	$52		927	$52
Stock option exercised (2)		1,361	42		1,843	57
Employee savings and share ownership plans (3)		641	37		1,138	63
Tier 2
Issuance of November 2, 2020 subordinated debentures (4)				November 1, 2010		1,500
Redemption of April 12, 2016 subordinated debentures (4)	April 12, 2011		400	April 12, 2011		400

(1)	Our DRIP was funded through open market share purchases for the three months ended January 31, 2011 and through treasury shares for the three months ended April 30, 2011.
(2)	Amount included cash received for stock options exercised during the period, the fair value adjustments to stock options and the exercise of stock options from tandem stock appreciation rights (SARS) awards and from renounced tandem SARS.
(3)	Shares were issued from treasury under the employee savings and share ownership plans. For further details, refer to Note 21 to our 2010 Audited Consolidated Financial Statements.
(4)	For further details, refer to Note 10 to our unaudited Interim Consolidated Financial Statements.

Royal Bank of Canada        Second Quarter 2011        25

Selected share data (1)

	As at April 30, 2011
(C$ millions, except number of shares)	Number of shares (000s)	Amount
Common shares outstanding	1,428,830	$13,550
First preferred shares outstanding
Non-cumulative Series W (2)	12,000	300
Non-cumulative Series AA	12,000	300
Non-cumulative Series AB	12,000	300
Non-cumulative Series AC	8,000	200
Non-cumulative Series AD	10,000	250
Non-cumulative Series AE	10,000	250
Non-cumulative Series AF	8,000	200
Non-cumulative Series AG	10,000	250
Non-cumulative Series AH	8,500	213
Non-cumulative Series AJ (3)	16,000	400
Non-cumulative Series AL (3)	12,000	300
Non-cumulative Series AN (3)	9,000	225
Non-cumulative Series AP (3)	11,000	275
Non-cumulative Series AR (3)	14,000	350
Non-cumulative Series AT (3)	11,000	275
Non-cumulative Series AV (3)	16,000	400
Non-cumulative Series AX (3)	13,000	325
Treasury shares – preferred	(67)	(2)
Treasury shares – common	(230)	5
Exchangeable shares of RBC PH&N Holdings Inc. (4)	6,750	324
Stock options
Outstanding	15,584
Exercisable	9,783
Dividends
Common		713
Preferred		64

(1)	For further details about our capital management activity, refer to Note 10 to our unaudited Interim Consolidated Financial Statements.
(2)	Effective February 24, 2010 we have the right to convert into common shares at our option, subject to certain restrictions.
(3)	Dividend rate will reset every five years.
(4)	On May 2, 2011, we exercised our call right on the Class B exchangeable shares of RBC PH&N Holdings Inc. and issued RBC common shares in exchange.

Subsequent to April 30, 2011, the following capital transactions occurred:

On May 2, 2011, in accordance with the purchase agreement of Phillips, Hager & North Investment Management Ltd. (PH&N) in 2008, we exercised our call right on all the outstanding Class B exchangeable shares of RBC PH&N Inc. (Class B shares) and in exchange issued to Class B shareholders 6.4 million RBC common shares. As the Class B shares were included in our Tier 1 capital under other non-controlling interests in subsidiaries, the transaction has no impact on Tier 1 or Total capital. Prior to the exchange, an accumulated dividend of $38.5 million was paid on these shares.

On May 3, 2011, we announced our intention to redeem all of our outstanding $750 million Trust Capital Securities-Series 2011 (RBC TruCS – Series 2011) at the redemption price plus indicated distribution. The redemption is expected to be completed on June 30, 2011 and will be financed out of general corporate funds.

As at May 20, 2011, the number of outstanding common shares and stock options was 1,435,288,253 and 15,505,151, respectively. As at May 20, 2011, the number of Treasury shares – preferred and Treasury shares – common was (13,275) and 25,185, respectively.

Economic Capital

	For the three months ended
(C$ millions, average balances)	April 30 2011	January 31 2011	April 30 2010
Credit risk	$11,300	$11,150	$10,100
Market risk (trading and non-trading)	4,350	4,000	2,800
Operational risk	4,400	4,450	3,600
Business and fixed asset risk	3,150	3,100	2,500
Insurance risk	600	550	450
Risk capital	$23,800	$23,250	$19,450
Goodwill and intangibles	11,050	10,450	9,950
Economic capital	$34,850	$33,700	$29,400
Under attribution of capital	550	900	3,450
Average common equity	$35,400	$34,600	$32,850

We revised our economic capital methodology, prospectively, effective the first quarter of 2011. For further details, refer to the How we measure and report our business segments section.

Q2 2011 vs. Q2 2010

Economic capital increased $5.5 billion, mainly due to the change in the capital allocation methodology of which $3.7 billion was attributed across different risk types and business segments. The remaining $1.8 billion was largely due to higher Market risk reflecting a new modeled capital charge on credit valuation adjustments, higher Operational risk, and higher Insurance risk reflecting a lower diversification factor from methodology changes. Higher goodwill and intangibles due to the acquisition of BlueBay also contributed to the increase. This was partially offset by lower Credit risk (excluding the capital allocation methodology change) reflecting a reduction in the capital rate for non accrual loans.

Q2 2011 vs. Q1 2011

Economic capital increased $1.2 billion mainly due to a higher allocation of unattributed capital. The full quarterly impact of higher goodwill from the acquisition of BlueBay also contributed to the increase. These factors were partially offset by lower Credit risk and Operational risk. The decrease in Credit risk (excluding the capital allocation methodology change) was primarily due to the impact of reducing the capital rate for non accrual loans and the impact of a stronger Canadian dollar on foreign currency-denominated assets. Operational risk decreased mainly due to lower gross revenue in the current period.

Additional financial information

Exposures to selected financial instruments

Exposure to U.S. subprime and Alt-A Residential Mortgage-backed securities (RMBS), and Collateralized Debt Obligations (CDOs) and mortgages

Certain activities and transactions we enter into expose us to the risk of default of U.S. subprime and Alt-A residential mortgages. Our net exposures to U.S. subprime and Alt-A represent .2% of our total assets as at April 30, 2011 compared to .4% in the prior year.

Q2 2011 vs. Q2 2010

Of our total holdings of residential mortgage-backed securities (RMBS), holdings with a fair value of $422 million, may be exposed to U.S. subprime risk. U.S. subprime RMBS exposures were previously hedged with credit default swaps insured by MBIA. The increase in our U.S. subprime RMBS exposure of $329 million compared to last year was primarily due to the termination of these swaps in the first quarter of 2011, net of

26        Royal Bank of Canada        Second Quarter 2011

hedging. Of this potential exposure, over 26% of our related holdings are rated A and above, compared to over 59% in the prior year; the decrease was mainly due to the termination of the swaps as discussed above. Similarly, as at April 30, 2011, U.S. subprime RMBS holdings rated AAA, comprised 5% of total U.S. subprime RMBS holdings, compared to 25% in the prior year with the decrease due to the same reasons noted above. Exposure to U.S. subprime loans of $223 million as at April 30, 2011, represented .03% of total assets, and was $201 million lower than last year, partly due to principal pay downs and the impact of the stronger Canadian dollar.

Of our total holdings of RMBS, holdings with a fair value of $404 million may be exposed to U.S. Alt-A risk. U.S. Alt-A exposures decreased $833 million from the prior year mainly due to the sale of our holdings and the impact of the stronger Canadian dollar. Less than 66% of these RMBS were issued during 2006 and onwards. Our exposure to U.S. Alt-A loans was $734 million as at April 30, 2011, representing .1% of total assets and a decrease of $400 million from the prior year primarily due to the impact of the stronger Canadian dollar and the sale of our holdings.

Of our total holdings of CDOs, holdings of $19 million may be exposed to U.S. subprime or Alt-A risk. Our CDOs were previously hedged with credit default swaps insured by MBIA. These swaps were terminated during the first quarter of 2011. Our exposure reflects a decrease of $5 million from the prior year. The fair value of our Corporate CDOs, net of hedging of $2.2 billion as at April 30, 2011, increased $1.9 billion from last year mainly due to the termination of the direct monoline insurance protection provided by MBIA in the first quarter of 2011. For further details on the termination of the credit default swaps insured by MBIA refer to the Key corporate events of 2011 in the Financial performance section.

Net exposure to U.S. subprime and Alt-A through RMBS, CDOs and mortgages

(C$ millions)	As at April 30, 2011
	Subprime RMBS	Alt-A RMBS	CDOs that may contain subprime or Alt-A	Total
Fair value of securities before hedging	$422	$404	$19	$845
Fair value of securities net of hedging by rating
AAA	$22	$25	$—
AA	55	31	—
A	36	25	—
BBB	66	82	—
Below BBB-	243	241	19
Total	$422	$404	$19	$845
Fair value of securities net of hedging by vintage
2003 (or before)	$30	$5	$—
2004	89	24	—
2005	229	110	18
2006	28	67	1
2007 and greater	46	198	—
Total	$422	$404	$19	$845
Amortized cost of subprime/Alt-A mortgages (whole loans)	$163	$650	$—	$813
Amortized cost of subprime/Alt-A RMBS securities transferred to loans under Section 3855	$60	$84	$—	$144
Total subprime and Alt-A exposures, net of hedging	$645	$1,138	$19	$1,802

Sensitivities of fair value of securities, net of hedging, to changes in assumptions:

100bp increase in credit spread	$(13)	$(8)
100bp increase in interest rates	(7)	(10)
20% increase in default rates	(22)	(31)
25% decrease in pre-payment rates	1	(6)

Off-balance sheet arrangements

For our off-balance sheet arrangements including multi-seller conduits, structured investment vehicles and other variable interest entities as at April 30, 2011, refer to the Off-balance sheet arrangements section.

Leveraged finance

Leveraged finance comprises infrastructure finance, essential services and other types of finance. It excludes investment grade financing and non-investment grade financing where there is no private equity sponsor involvement. Our total commitments, combined funded and unfunded, as at April 30, 2011 were $4,600 million which was .6% of our total assets, up slightly from the prior year.

Commercial mortgage-backed securities disclosure

The fair value of our total direct holdings of commercial mortgage-backed securities was $178 million as at April 30, 2011.

Assets and liabilities measured at fair value

There were no significant transfers in or out of levels 1, 2 or 3 in the current quarter, as classified by the fair value hierarchy set out in Section 3862, Financial Instruments – Disclosures. For further details, refer to Note 2 to our unaudited Interim Consolidated Financial Statements.

Accounting and control matters

Critical accounting policies and estimates

Our unaudited Interim Consolidated Financial Statements have been prepared in accordance with Canadian GAAP. The significant accounting policies are described in Note 1 to our unaudited Interim Consolidated Financial Statements and Note 1 to our 2010 Annual Consolidated Financial Statements. Our critical accounting policies and estimates are detailed on pages 56 to 58 of our 2010 Annual Report.

Royal Bank of Canada        Second Quarter 2011        27

Changes in accounting policies and estimates

Canadian GAAP

We did not adopt any new significant accounting policies during the quarter.

U.S. GAAP

Amendments to Consolidation Guidance and Accounting for Transfer of Financial Assets

On November 1, 2010, updates to Accounting Standards Codification (ASC) Topic 860, Transfers and Servicing, (FAS 166 – Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140) and ASC Topic 810-10-15 (FAS 167 – Amendments to FASB Interpretation No. 46(R)) became effective for us.

ASC topic 860, which we applied prospectively as required by the standard, eliminates the concept of qualifying special purpose entities (QSPEs) for accounting purposes thereby bringing all QSPEs within the scope of ASC Topic 810-10-15. This guidance also provides additional criteria and clarifies certain principles of sale accounting requirements that transferors must use to assess transfers of financial assets. The impact of adopting this new standard is not material to our consolidated financial position or results of operations.

ASC Topic 810-10-15, which became retrospectively effective for us on November 1, 2010, replaces the quantitative approach for determining the primary beneficiary of a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of the variable interest entity that most significantly impacts the entity’s performance, and the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity. The scope of the new guidance includes entities that were previously designated as QSPEs. We now consolidate a QSPE and certain variable interest entities that we previously did not and have deconsolidated other variable interest entities. As a result of applying this guidance, both our total assets and total liabilities have increased by approximately $2.1 billion, net of our retained interests in the entities. It also reduced our opening retained earnings by $294 million, net of taxes, to reflect the cumulative transition impact related to prior periods and decreased the AOCI by $29 million, net of taxes.

Future adoption of International Financial Reporting Standards (IFRS)

Our comparative transition year for reporting under IFRS began on November 1, 2010. On page 60 of our 2010 Annual Report, we provided an overview of the key steps and activities we have undertaken since 2008 that enabled this transition to occur. We have substantially completed the modifications to our policies, processes, and systems that we identified as being necessary in order to report our financial results under IFRS beginning in fiscal 2012, with fiscal 2011 comparatives.

We continue to regularly update our Audit Committee and Board of Directors regarding our transition progress, potential transition impacts and expected ongoing financial and business impacts. We also keep them apprised of IFRS accounting and related regulatory developments. For personnel involved in the conversion process and for those who have on-going financial reporting responsibilities, we continue to provide education and training sessions to address specifically identified needs.

Impact of Adopting International Financial Reporting Standards

Our adoption of IFRS on November 1, 2011 will be impacted by our IFRS 1 elections and by our ongoing policy choices. IFRS 1 sets out the procedures that we must follow when we prepare our consolidated financial statements for the first time in accordance with IFRS. We expect to make IFRS 1 elections in connection with the following: classification of financial instruments, employee benefits, business combinations, insurance contracts, and cumulative translation adjustments. Information about these IFRS elections and our preliminary choices are described on page 60 of our 2010 Annual Report.

The IFRS 1 elections include some of the key areas that we expect will cause the most significant transition impacts which are: employee benefits, cumulative translation adjustments, securitization and variable interest entities (also referred to as derecognition and consolidation), and goodwill. On pages 60 and 61 of our 2010 Annual Report, we describe the differences in our accounting policies for these items between IFRS and Canadian GAAP and the financial statement line items that will be impacted and where possible, the direction of the impact. We also expect that our significant accounting policies under IFRS will be the same as our current policies under Canadian GAAP.

We will continue to monitor changes in IFRS during the year. Significant developments may impact our IFRS 1 preliminary elections, the areas we expect to be most impacted by adopting IFRS, our accounting policies, and our capital position.

Disclosure controls and procedures

As at April 30, 2011, management evaluated, under the supervision of and with the participation of the President and Chief Executive Officer and the Chief Administrative Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as defined under rules adopted by the U.S. Securities and Exchange Commission. Based on that evaluation, the President and Chief Executive Officer and the Chief Administrative Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as at April 30, 2011.

Internal control over financial reporting

No changes were made in our internal control over financial reporting during the quarter ended April 30, 2011, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Related party transactions

Our policies and procedures for related party transactions have not changed materially from October 31, 2010. For further information, refer to Note 27 to our 2010 Annual Consolidated Financial Statements.

28        Royal Bank of Canada        Second Quarter 2011

Interim Consolidated Financial Statements (unaudited)

Consolidated Balance Sheets (unaudited)

(C$ millions)	April 30 2011	January 31 2011	October 31 2010	April 30 2010
Assets

Cash and due from banks	$8,949	$8,203	$9,330	$8,757
Interest-bearing deposits with banks	13,223	11,342	13,252	8,888
Securities
Trading	171,584	170,452	149,555	150,696
Available-for-sale (Note 3)	37,423	46,074	43,776	37,540
	209,007	216,526	193,331	188,236
Assets purchased under reverse repurchase agreements and securities borrowed	79,830	79,258	72,698	52,804
Loans (Note 4 and 5)
Retail	225,002	223,241	221,828	213,241
Wholesale	73,163	73,610	73,375	72,940
	298,165	296,851	295,203	286,181
Allowance for loan losses	(2,696)	(2,911)	(2,997)	(3,112)
	295,469	293,940	292,206	283,069
Other
Customers’ liability under acceptances	7,203	7,499	7,371	7,669
Derivatives (Note 6)	82,620	73,654	106,246	78,066
Premises and equipment, net	2,657	2,583	2,503	2,366
Goodwill	8,936	9,198	8,064	8,021
Other intangibles	2,059	2,097	1,930	1,861
Other assets	18,964	16,810	19,275	15,399
	122,439	111,841	145,389	113,382
	$728,917	$721,110	$726,206	$655,136
Liabilities and shareholders’ equity

Deposits
Personal	$164,155	$161,634	$161,693	$156,173
Business and government	257,028	252,996	247,197	224,418
Bank	20,194	22,490	24,143	17,249
	441,377	437,120	433,033	397,840
Other
Acceptances	7,203	7,499	7,371	7,669
Obligations related to securities sold short	62,042	56,440	46,597	46,560
Obligations related to assets sold under repurchase agreements and securities loaned	43,989	53,727	41,582	41,630
Derivatives (Note 6)	85,763	77,358	108,910	77,859
Insurance claims and policy benefit liabilities	6,307	10,466	10,750	9,450
Other liabilities	31,192	27,409	29,348	26,610
	236,496	232,899	244,558	209,778
Subordinated debentures (Note 10)	7,603	8,041	6,681	5,813
Trust capital securities	742	735	727	1,398
Non-controlling interest in subsidiaries	2,264	2,250	2,256	2,243
Shareholders’ equity (Note 10)
Preferred shares	4,813	4,813	4,813	4,813
Common shares (shares issued—1,428,829,650, 1,425,900,642, 1,424,921,817, and 1,423,423,740)	13,550	13,419	13,378	13,331
Contributed surplus	219	221	236	228
Treasury shares – preferred (shares held — 67,484, 59,702, 86,400, and 42,700)	(2)	(2)	(2)	(1)
– common (shares held — 229,576, 1,304,867, 1,719,092, and 1,886,940)	5	(59)	(81)	(84)
Retained earnings	24,457	23,767	22,706	21,860
Accumulated other comprehensive loss	(2,607)	(2,094)	(2,099)	(2,083)
	40,435	40,065	38,951	38,064
	$728,917	$721,110	$726,206	$655,136

Royal Bank of Canada        Second Quarter 2011        29

Consolidated Statements of Income (unaudited)

	For the three months ended			For the six months ended
(C$ millions)	April 30 2011	January 31 2011	April 30 2010	April 30 2011	April 30 2010
Interest income
Loans	$3,341	$3,505	$3,250	$6,846	$6,594
Securities	1,314	1,285	1,175	2,599	2,394
Assets purchased under reverse repurchase agreements and securities borrowed	173	171	98	344	191
Deposits with banks	26	27	13	53	23
	4,854	4,988	4,536	9,842	9,202
Interest expense
Deposits	1,349	1,436	1,216	2,785	2,433
Other liabilities	703	687	550	1,390	1,173
Subordinated debentures	90	92	71	182	150
	2,142	2,215	1,837	4,357	3,756
Net interest income	2,712	2,773	2,699	5,485	5,446

Non-interest income
Insurance premiums, investment and fee income	1,304	924	1,325	2,228	2,708
Trading revenue	296	733	614	1,029	1,273
Investment management and custodial fees	490	506	432	996	872
Mutual fund revenue	511	441	376	952	773
Securities brokerage commissions	345	347	315	692	653
Service charges	350	356	358	706	718
Underwriting and other advisory fees	352	495	250	847	561
Foreign exchange revenue, other than trading	173	169	141	342	273
Card service revenue	157	164	128	321	262
Credit fees	149	189	139	338	312
Securitization revenue (Note 5)	139	185	147	324	344
Net gain (loss) on available-for-sale securities (Note 3)	82	(11)	(14)	71	63
Other	72	118	57	190	43
Non-interest income	4,420	4,616	4,268	9,036	8,855
Total revenue	7,132	7,389	6,967	14,521	14,301
Provision for credit losses (Note 4)	344	334	504	678	997
Insurance policyholder benefits, claims and acquisition expense	1,021	629	1,096	1,650	2,226

Non-interest expense
Human resources (Note 9)	2,347	2,583	2,198	4,930	4,575
Equipment	269	254	243	523	491
Occupancy	277	263	256	540	511
Communications	197	173	214	370	401
Professional fees	178	173	144	351	268
Outsourced item processing	74	69	79	143	151
Amortization of other intangibles	136	131	122	267	242
Other	357	300	316	657	559
	3,835	3,946	3,572	7,781	7,198
Income before income taxes	1,932	2,480	1,795	4,412	3,880
Income taxes (Note 12)	399	612	443	1,011	1,008
Net income before non-controlling interest	1,533	1,868	1,352	3,401	2,872
Non-controlling interest in net income of subsidiaries	27	29	23	56	46

Net income	$1,506	$1,839	$1,329	$3,345	$2,826
Preferred dividends	(64)	(65)	(65)	(129)	(129)
Net income available to common shareholders	$1,442	$1,774	$1,264	$3,216	$2,697
Average number of common shares (in thousands) (Note 13)	1,426,504	1,424,094	1,420,375	1,425,279	1,419,242
Basic earnings per share (in dollars)	$1.01	$1.25	$.89	$2.26	$1.90
Average number of diluted common shares (in thousands) (Note 13)	1,438,048	1,435,291	1,434,232	1,436,606	1,433,189
Diluted earnings per share (in dollars)	$1.00	$1.24	$.88	$2.24	$1.88
Dividends per share (in dollars)	$.50	$.50	$.50	$1.00	$1.00

30        Royal Bank of Canada        Second Quarter 2011

Consolidated Statements of Comprehensive Income (unaudited)

	For the three months ended			For the six months ended
(C$ millions)	April 30 2011	January 31 2011	April 30 2010	April 30 2011	April 30 2010
Comprehensive income
Net income	$1,506	$1,839	$1,329	$3,345	$2,826
Other comprehensive income, net of taxes (Note 12)
Net unrealized gains (losses) on available-for-sale securities	3	(93)	168	(90)	176
Reclassification of (gains) losses on available-for-sale securities to income	(64)	18	(135)	(46)	(181)
Net change in unrealized (losses) gains on available-for-sale securities	(61)	(75)	33	(136)	(5)
Unrealized foreign currency translation (losses)	(1,472)	(520)	(1,601)	(1,992)	(2,062)
Reclassification of (gains) on foreign currency translation to income	(1)	(6)	(2)	(7)	(2)
Net foreign currency translation gains from hedging activities	943	492	1,338	1,435	1,723
Foreign currency translation adjustments	(530)	(34)	(265)	(564)	(341)
Net gains (losses) on derivatives designated as cash flow hedges	13	45	42	58	(12)
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	65	69	8	134	(9)
Net change in cash flow hedges	78	114	50	192	(21)
Other comprehensive (loss) income	(513)	5	(182)	(508)	(367)
Total comprehensive income	$993	$1,844	$1,147	$2,837	$2,459

Consolidated Statements of Changes in Shareholders’ Equity (unaudited)

(C$ millions)	April 30 2011	January 31 2011	April 30 2010	April 30 2011	April 30 2010
Preferred shares
Balance at beginning and end of period	$4,813	$4,813	$4,813	$4,813	$4,813
Common shares
Balance at beginning of period	13,419	13,378	13,267	13,378	13,075
Issued	131	41	64	172	256
Balance at end of period	13,550	13,419	13,331	13,550	13,331
Contributed surplus
Balance at beginning of period	221	236	233	236	246
Stock-based compensation awards	(2)	(14)	(3)	(16)	(10)
Other	–	(1)	(2)	(1)	(8)
Balance at end of period	219	221	228	219	228
Treasury shares – preferred (Note 1)
Balance at beginning of period	(2)	(2)	(1)	(2)	(2)
Sales	20	30	41	50	70
Purchases	(20)	(30)	(41)	(50)	(69)
Balance at end of period	(2)	(2)	(1)	(2)	(1)
Treasury shares – common (Note 1)
Balance at beginning of period	(59)	(81)	(84)	(81)	(95)
Sales	1,778	1,152	1,893	2,930	3,224
Purchases	(1,714)	(1,130)	(1,893)	(2,844)	(3,213)
Balance at end of period	5	(59)	(84)	5	(84)
Retained earnings
Balance at beginning of period	23,767	22,706	21,307	22,706	20,585
Net income	1,506	1,839	1,329	3,345	2,826
Preferred share dividends	(64)	(65)	(65)	(129)	(129)
Common share dividends	(713)	(713)	(711)	(1,426)	(1,421)
Issuance costs and other (Note 7)	(39)	–	–	(39)	(1)
Balance at end of period	24,457	23,767	21,860	24,457	21,860
Accumulated other comprehensive (loss) income
Transition adjustment – Financial instruments (1)	59	59	59	59	59
Unrealized gains and losses on available-for-sale securities	(32)	29	(81)	(32)	(81)
Unrealized foreign currency translation gains and losses, net of hedging activities	(2,249)	(1,719)	(1,715)	(2,249)	(1,715)
Gains and losses on derivatives designated as cash flow hedges	(385)	(463)	(346)	(385)	(346)
Balance at end of period	(2,607)	(2,094)	(2,083)	(2,607)	(2,083)
Retained earnings and Accumulated other comprehensive income	21,850	21,673	19,777	21,850	19,777
Shareholders’ equity at end of period	$40,435	$40,065	$38,064	$40,435	$38,064

(1)	Transition adjustment relates to amendments to CICA Handbook Section 3855 that were effective November 1, 2008. Refer to Note 1 to our 2009 Annual Consolidated Financial Statements for details.

Royal Bank of Canada        Second Quarter 2011        31

Consolidated Statements of Cash Flows (unaudited)

	For the three months ended			For the six months ended
(C$ millions)	April 30 2011	January 31 2011	April 30 2010	April 30 2011	April 30 2010
Cash flows from operating activities
Net income	$1,506	$1,839	$1,329	$3,345	$2,826
Adjustments to determine net cash from (used in) operating activities
Provision for credit losses	344	334	504	678	997
Depreciation	103	100	97	203	196
Future income taxes	44	56	(99)	100	30
Amortization of other intangibles	136	131	122	267	242
Loss on sale of premises and equipment	26	26	27	52	41
Gain on securitizations	(39)	(59)	(16)	(98)	(49)
Gain on available-for-sale securities	(97)	(72)	(52)	(169)	(210)
Writedown of available-for-sale securities	7	78	66	85	144
Changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	(40)	(284)	153	(324)	528
Net change in accrued interest receivable and payable	191	(345)	383	(154)	20
Current income taxes	347	395	611	742	(1,266)
Derivative assets	(9,022)	32,592	7,762	23,570	14,107
Derivative liabilities	8,405	(31,550)	(3,387)	(23,145)	(6,531)
Trading securities	(3,639)	(19,748)	(3,415)	(23,387)	(7,430)
Net change in brokers and dealers receivable and payable	760	404	(521)	1,164	(259)
Other	1,118	243	573	1,361	(361)
Net cash from (used in) operating activities	150	(15,860)	4,137	(15,710)	3,025
Cash flows from investing activities
Change in interest-bearing deposits with banks	(1,881)	1,910	(1,624)	29	35
Change in loans, net of securitizations	(6,023)	(7,030)	(4,864)	(13,053)	(9,005)
Proceeds from securitizations	3,321	3,238	1,018	6,559	2,668
Proceeds from sale of available-for-sale securities	4,353	2,688	1,949	7,041	6,770
Proceeds from maturity of available-for-sale securities	11,619	5,462	10,163	17,081	19,420
Purchases of available-for-sale securities	(8,725)	(9,972)	(6,919)	(18,697)	(18,202)
Net acquisitions of premises and equipment and software	(322)	(321)	(181)	(643)	(353)
Change in assets purchased under reverse repurchase agreements and securities borrowed	(572)	(6,560)	(3,219)	(7,132)	(11,224)
Net cash from dispositions and (used in) acquisitions	440	(1,306)	–	(866)	(2)
Net cash from (used in) investing activities	2,210	(11,891)	(3,677)	(9,681)	(9,893)
Cash flows from financing activities
Change in deposits	4,257	4,087	3,145	8,344	(464)
Issue of subordinated debentures	–	1,500	–	1,500	–
Repayment of subordinated debentures	(400)	(4)	–	(404)	(500)
Issue of common shares	79	34	58	113	86
Sales of treasury shares	1,798	1,182	1,934	2,980	3,294
Purchase of treasury shares	(1,734)	(1,160)	(1,934)	(2,894)	(3,282)
Dividends paid	(763)	(776)	(774)	(1,539)	(1,384)
Dividends/distributions paid by subsidiaries to non-controlling interests	–	(46)	(46)	(46)	(46)
Change in obligations related to assets sold under repurchase agreements and securities loaned	(9,738)	12,145	(941)	2,407	6,480
Change in obligations related to securities sold short	5,602	9,843	(2,273)	15,445	5,201
Change in short-term borrowings of subsidiaries	(569)	(134)	(230)	(703)	(1,915)
Net cash (used in) from financing activities	(1,468)	26,671	(1,061)	25,203	7,470
Effect of exchange rate changes on cash and due from banks	(146)	(47)	(177)	(193)	(198)
Net change in cash and due from banks	746	(1,127)	(778)	(381)	404
Cash and due from banks at beginning of period	8,203	9,330	9,535	9,330	8,353
Cash and due from banks at end of period	$8,949	$8,203	$8,757	$8,949	$8,757
Supplemental disclosure of cash flow information
Amount of interest paid in period	$1,740	$2,774	$1,601	$4,514	$3,980
Amount of income taxes paid in period	$551	$439	$1,040	$990	$3,557

32        Royal Bank of Canada        Second Quarter 2011

Notes to the Interim Consolidated Financial Statements (unaudited) (All tabular amounts are in millions of Canadian dollars, except per share and percentage amounts)

These unaudited Interim Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and follow the same accounting policies and methods described in our audited Consolidated Financial Statements for the year ended October 31, 2010 (2010 Annual Consolidated Financial Statements). Under Canadian GAAP, additional disclosures are required in annual financial statements; therefore, these unaudited Interim Consolidated Financial Statements should be read in conjunction with the 2010 Annual Consolidated Financial Statements, and the accompanying notes included on pages 80 to 151 in our 2010 Annual Report to Shareholders. In the opinion of management, all adjustments necessary for a fair presentation of results for the periods reported have been included. These adjustments consist only of normal recurring adjustments, except as otherwise disclosed. Certain comparative amounts have been reclassified to conform to the current period’s presentation.

Note 1: Significant accounting policies

Significant accounting changes

No new significant accounting changes were effective for us this quarter.

Change in financial statement presentation

During the quarter, we changed the presentation of our sales and purchases of treasury stock from a net basis to a gross basis. This change pertains to our common and preferred shares. All periods presented in our Consolidated Statements of

Shareholders’ Equity have been revised to conform to the current period’s presentation.

Future accounting changes

The CICA has announced that Canadian GAAP for publicly accountable enterprises will be replaced with International Financial Reporting Standards (IFRS) over a transition period expected to end in 2011. We will begin reporting our financial statements in accordance with IFRS on November 1, 2011.

Note 2: Fair values of financial instruments

Carrying value and fair value of the selected financial instruments

The following tables provide a comparison of the carrying and fair values for each classification of financial instruments.

	As at April 30, 2011
	Carrying value and fair value of			Carrying value	Fair value
	Financial instruments required to be classified as held-for-trading	Financial instruments designated as held-for- trading	Available- for-sale instruments measured at fair value	Loans and receivables and non- trading liabilities	Loans and receivables and non- trading liabilities	Available- for-sale instruments measured at cost (1)	Total carrying amount	Total fair value
Financial assets
Securities
Trading	$156,448	$15,136	$–	$–	$–	$–	$171,584	$171,584
Available-for-sale	–	–	36,142	–	–	1,281	37,423	37,423
Total securities	$156,448	$15,136	$36,142	$–	$–	$1,281	$209,007	$209,007
Assets purchased under reverse repurchase agreements and securities borrowed	$–	$54,524	$–	$25,306	$25,306	$–	$79,830	$79,830
Loans
Retail	$–	$–	$–	$223,567	$220,930	$–	$223,567	$220,930
Wholesale	–	2,198	–	69,704	68,549	–	71,902	70,747
Total loans	$–	$2,198	$–	$293,271	$289,479	$–	$295,469	$291,677
Other
Derivatives	$82,620	$–	$–	$–	$–	$–	$82,620	$82,620
Other assets	–	361	–	17,678	17,678	–	18,039	18,039
Financial liabilities
Deposits
Personal	$–	$3,091	$–	$161,064	$161,433	$–	$164,155	$164,524
Business and government (2)	–	57,208	–	199,820	199,394	–	257,028	256,602
Bank (3)	–	7,364	–	12,830	12,830	–	20,194	20,194
Total deposits	$–	$67,663	$–	$373,714	$373,657	$–	$441,377	$441,320
Other
Obligations related to securities sold short	$62,042	$–	$–	$–	$–	$–	$62,042	$62,042
Obligations related to assets sold under repurchase agreements and securities loaned	–	24,431	–	19,558	19,558	–	43,989	43,989
Derivatives (4)	85,763	–	–	–		–	85,763	85,763
Other liabilities	(42)	60	–	29,624	29,707	–	29,642	29,725
Subordinated debentures	–	105	–	7,498	7,455	–	7,603	7,560
Trust capital securities	–	–	–	742	748	–	742	748

(1)	Includes the nominal value of our held-to-maturity investments which are carried at amortized cost.
(2)	Business and government includes deposits from regulated deposit-taking institutions other than regulated banks.
(3)	Bank refers to regulated banks.
(4)	Includes stable value contracts on $171 million of bank-owned life insurance policies and a nominal amount of 401(k) plans.

Royal Bank of Canada        Second Quarter 2011        33

Note 2: Fair values of financial instruments (continued)

	As at October 31, 2010
	Carrying value and fair value of			Carrying value	Fair value
	Financial instruments required to be classified as held-for-trading	Financial instruments designated as held-for- trading	Available- for-sale instruments measured at fair value	Loans and receivables and non- trading liabilities	Loans and receivables and non- trading liabilities	Available- for-sale instruments measured at cost (1)	Total carrying amount	Total fair value
Financial assets
Securities
Trading	$131,211	$18,344	$—	$—	$—	$—	$149,555	$149,555
Available-for-sale	—	—	42,467	—	—	1,309	43,776	43,776
Total securities	$131,211	$18,344	$42,467	$—	$—	$1,309	$193,331	$193,331
Assets purchased under reverse repurchase agreements and securities borrowed	$—	$51,713	$—	$20,985	$20,985	$—	$72,698	$72,698
Loans
Retail	$—	$—	$—	$220,321	$218,477	$—	$220,321	$218,477
Wholesale	—	2,899	—	68,986	67,544	—	71,885	70,443
Total loans	$—	$2,899	$—	$289,307	$286,021	$—	$292,206	$288,920
Other
Derivatives	$106,246	$—	$—	$—	$—	$—	$106,246	$106,246
Other assets	—	296	—	19,585	19,585	—	19,881	19,881
Financial liabilities
Deposits
Personal	$—	$3,237	$—	$158,456	$159,255	$—	$161,693	$162,492
Business and government (2)	—	62,654	—	184,543	183,892	—	247,197	246,546
Bank (3)	—	9,479	—	14,664	14,664	—	24,143	24,143
Total deposits	$—	$75,370	$—	$357,663	$357,811	$—	$433,033	$433,181
Other
Obligations related to securities sold short	$46,597	$—	$—	$—	$—	$—	$46,597	$46,597
Obligations related to assets sold under repurchase agreements and securities loaned	—	26,242	—	15,340	15,340	—	41,582	41,582
Derivatives (4)	108,910	—	—	—	—	—	108,910	108,910
Other liabilities	(509)	127	—	30,598	30,833	—	30,216	30,451
Subordinated debentures	—	119	—	6,562	6,488	—	6,681	6,607
Trust capital securities	—	—	—	727	753	—	727	753

(1)	Includes the nominal value of our held-to-maturity investments which are carried at amortized cost.
(2)	Business and government includes deposits from regulated deposit-taking institutions other than regulated banks.
(3)	Bank refers to regulated banks.
(4)	Includes stable value contracts on $170 million of bank-owned life insurance policies and $2 million of 401(k) plans.

Financial instruments designated as held-for-trading using the fair value option

The following table presents information on loans and receivables designated as held-for-trading using the fair value option, the maximum exposure to credit risk, the extent to which the risk is mitigated by credit derivatives and similar instruments, and changes in the fair value of these assets. Refer to Note 2 to our 2010 Annual Consolidated Financial Statements for the valuation methodology of changes in fair value due to changes in credit risk.

	As at April 30, 2011
Loans and receivables designated as held-for-trading	Carrying value of loans and receivables designated as held-for-trading	Maximum exposure to credit risk	Change in fair value since November 1, 2010 attributable to changes in credit risk	Cumulative change in fair value since initial recognition attributable to changes in credit risk	Extent to which credit derivatives or similar instruments mitigate credit risk	Change in fair value of credit derivatives or similar instruments since November 1, 2010	Cumulative change in fair value of credit derivatives or similar instruments (1)
Interest-bearing deposits with banks	$6,457	$6,457	$—	$—	$—	$—	$—
Assets purchased under reverse repurchase agreements and securities borrowed	54,524	54,524	—	—	—	—	—
Loans – Wholesale	2,198	2,198	(2)	(83)	305	2	10
Total	$63,179	$63,179	$(2)	$(83)	$305	$2	$10

(1)	The cumulative change is measured from the later of November 1, 2006, or the initial recognition of the credit derivative or similar instruments.

34        Royal Bank of Canada        Second Quarter 2011

Note 2: Fair values of financial instruments (continued)

	As at April 30, 2010
Loans and receivables designated as held-for-trading	Carrying value of loans and receivables designated as held-for-trading	Maximum exposure to credit risk	Change in fair value since November 1, 2009 attributable to changes in credit risk	Cumulative change in fair value since initial recognition attributable to changes in credit risk	Extent to which credit derivatives or similar instruments mitigate credit risk	Change in fair value of credit derivatives or similar instruments since November 1, 2009	Cumulative change in fair value of credit derivatives or similar instruments (1)
Interest-bearing deposits with banks	$3,056	$3,056	$—	$—	$—	$—	$—
Assets purchased under reverse repurchase agreements and securities borrowed	27,288	27,288	—	—	—	—	—
Loans – Wholesale	2,433	2,428	—	(218)	346	(3)	(1)
Total	$32,777	$32,772	$—	$(218)	$346	$(3)	$(1)

(1)	The cumulative change is measured from the later of November 1, 2006, or the initial recognition of the credit derivative or similar instruments.

The following tables present changes in the fair value of our financial liabilities designated as held-for-trading using the fair value option as well as their contractual maturity amounts and carrying values. Refer to

Note 2 to our 2010 Annual Consolidated Financial Statements for the valuation methodologies of these liabilities and changes in fair value attributable to changes in our credit spreads.

	As at April 30, 2011
Liabilities designated as held-for-trading	Contractual maturity amount	Carrying value	Difference between carrying value and contractual maturity amount	Changes in fair value since November 1, 2010 attributable to changes in RBC credit spread	Cumulative change in fair value attributable to changes in RBC credit spread (1)
Term deposits
Personal	$3,013	$3,091	$78	$1	$(18)
Business and government (2)	57,270	57,208	(62)	(7)	(84)
Bank (3)	7,364	7,364	—	—	—
Total term deposits	$67,647	$67,663	$16	$(6)	$(102)
Obligations related to assets sold under repurchase agreements and securities loaned	24,433	24,431	(2)	—	—
Other liabilities	60	60	—	—	—
Subordinated debentures	117	105	(12)	4	(12)
Total	$92,257	$92,259	$2	$(2)	$(114)

(1)	The cumulative change attributable to changes in our credit spreads is measured from the later of November 1, 2006, or the initial recognition of the liabilities designated as held-for-trading.
(2)	Business and government includes deposits from regulated deposit-taking institutions other than regulated banks.
(3)	Bank refers to regulated banks.

	As at April 30, 2010
Liabilities designated as held-for-trading	Contractual maturity amount	Carrying value	Difference between carrying value and contractual maturity amount	Changes in fair value since November 1, 2009 attributable to changes in RBC credit spread	Cumulative change in fair value attributable to changes in RBC credit spread (1)
Term deposits
Personal	$3,261	$3,261	$—	$(8)	$(14)
Business and government (2)	46,749	46,811	62	(26)	(83)
Bank (3)	5,961	5,961	—	—	(1)
Total term deposits	$55,971	$56,033	$62	$(34)	$(98)
Obligations related to assets sold under repurchase agreements and securities loaned	27,174	27,174	—	—	—
Other liabilities	160	160	—	—	—
Subordinated debentures	108	100	(8)	(1)	(13)
Total	$83,413	$83,467	$54	$(35)	$(111)

(1)	The cumulative change attributable to changes in our credit spreads is measured from the later of November 1, 2006, or the initial recognition of the liabilities designated as held-for-trading.
(2)	Business and government includes deposits from regulated deposit-taking institutions other than regulated banks.
(3)	Bank refers to regulated banks.

Royal Bank of Canada        Second Quarter 2011        35

Note 2: Fair values of financial instruments (continued)

Reclassification of financial instruments

The following table provides information regarding certain securities that we reclassified from held-for-trading to available-for-sale effective August 1, 2008, in accordance with amendments to Sections 3855, 3861 and 3862 in 2008 and 2009.

	As at		For the three months ended
	April 30, 2011	October 31, 2010	April 30, 2011		January 31, 2011		April 30, 2010
Financial assets	Total carrying value and fair value	Total carrying value and fair value	Change in fair value during the period (1)	Interest income/gains (losses) recognized in net income during the period (2)	Change in fair value during the period (1)	Interest income/gains (losses) recognized in net income during the period (2)	Change in fair value during the period (1)	Interest income/gains (losses) recognized in net income during the period (2)
U.S. state, municipal and agency debt	$717	$1,126	$(4)	$3	$(3)	$5	$43	$(16)
Mortgage-backed securities (MBS)	50	69	2	–	2	1	43	(13)
Asset-backed securities (ABS)	669	748	(18)	6	59	(49)	(1)	1
Corporate debt and other debt	372	408	(2)	3	(8)	1	(11)	3
	$1,808	$2,351	$(22)	$12	$50	$(42)	$74	$(25)

(1)	This amount represents the change in fair value of securities we held at the end of the period and includes any principal draw downs or redemptions on these securities.
(2)	The total amount includes net income of $nil related to securities and debt redeemed or sold during the three months ended April 30, 2011 (three months ended January 31, 2011– net income of $3 million, three months ended April 30, 2010 – net loss of $12 million).

	For the six months ended
	April 30, 2011		April 30, 2010
Financial assets	Change in fair value during the period (1)	Interest income/gains (losses) recognized in net income during the period (2)	Change in fair value during the period (1)	Interest income/gains (losses) recognized in net income during the period (2)
U.S. state, municipal and agency debt	$(7)	$8	$60	$(12)
Mortgage-backed securities (MBS)	4	1	51	2
Asset-backed securities (ABS)	41	(43)	(1)	5
Corporate debt and other debt	(10)	4	(5)	5
	$28	$(30)	$105	$–

(1)	This amount represents the change in fair value of securities we held at the end of the period and includes any principal draw downs or redemptions on these securities.
(2)	The total amount includes net income of $3 million related to securities and debt redeemed or sold during the six months ended April 30, 2011 (six months ended April 30, 2010 – net loss of $6 million).

36        Royal Bank of Canada        Second Quarter 2011

Note 2: Fair values of financial instruments (continued)

Fair value of assets and liabilities classified using the fair value hierarchy

The following table presents our financial instruments measured at fair value in accordance with the fair value hierarchy which is described in Note 2 to our 2010 Annual Consolidated Financial Statements.

	As at
	April 30, 2011						October 31, 2010						April 30, 2010
	Fair value measurements using (1)			Total gross fair value	Netting adjustments (2)	Assets/ liabilities at fair value	Fair value measurements using (1)			Total gross fair value	Netting adjustments (2)	Assets/ liabilities at fair value	Fair value measurements using (1)			Total gross fair value	Netting adjustments (2)	Assets/ liabilities at fair value
	Level 1	Level 2	Level 3				Level 1	Level 2	Level 3				Level 1	Level 2	Level 3
Financial assets
Interest bearing deposits with banks	$–	$6,457	$–	$6,457	$–	$6,457	$–	$6,193	$–	$6,193	$–	$6,193	$–	$3,056	$–	$3,056	$–	$3,056
Securities
Trading
Canadian government debt (3)
Federal	12,732	18,358	–	31,090		31,090	–	29,337	14	29,351	–	29,351	–	27,916	9	27,925	–	27,925
Provincial and municipal	–	7,610	7	7,617		7,617	–	7,243	5	7,248	–	7,248	–	6,449	7	6,456	–	6,456
U.S. state, municipal and agencies debt (3)	4,412	10,381	162	14,955		14,955	–	13,637	41	13,678	–	13,678	–	16,078	64	16,142	–	16,142
Other OECD government debt (4)	14,112	6,910	–	21,022		21,022	–	12,114	42	12,156	–	12,156	–	8,978	–	8,978	–	8,978
Mortgage-backed securities (3)	–	783	88	871		871	–	10	975	985	–	985	–	11	878	889	–	889
Asset-backed securities
CDOs (5)	–	–	1,987	1,987		1,987	–	–	2,460	2,460	–	2,460	–	50	2,806	2,856	–	2,856
Non-CDO securities	–	840	170	1,010		1,010	–	276	541	817	–	817	–	189	620	809	–	809
Corporate debt and other debt	1,165	43,461	646	45,272		45,272	30	43,529	771	44,330	–	44,330	7	48,459	816	49,282	–	49,282
Equities	44,691	2,668	401	47,760		47,760	35,767	221	2,542	38,530	–	38,530	34,490	449	2,420	37,359	–	37,359

	$77,112	$91,011	$3,461	$171,584	$–	$171,584	$35,797	$106,367	$7,391	$149,555	$–	$149,555	$34,497	$108,579	$7,620	$150,696	$–	$150,696
Available-for-sale (6)
Canadian government debt (3)
Federal	326	7,833	–	8,159		8,159	–	14,685	–	14,685	–	14,685	–	12,186	–	12,186	–	12,186
Provincial and municipal	–	1,598	–	1,598		1,598	–	1,536	–	1,536	–	1,536	190	946	–	1,136	–	1,136
U.S. state, municipal and agencies debt (3)	338	2,064	2,660	5,062		5,062	–	3,246	1,697	4,943	–	4,943	–	1,902	2,129	4,031	–	4,031
Other OECD government debt (4)	2,869	3,122	–	5,991		5,991	1,450	3,630	–	5,080	–	5,080	481	2,226	98	2,805	–	2,805
Mortgage-backed securities (3)	–	676	110	786		786	–	–	1,027	1,027	–	1,027	–	9	1,433	1,442	–	1,442
Asset-backed securities
CDOs (5)	–	–	170	170		170	–	9	215	224	–	224	–	–	213	213	–	213
Non-CDO securities	–	2,017	1,051	3,068		3,068	–	2,379	896	3,275	–	3,275	–	2,169	1,115	3,284	–	3,284
Corporate debt and other debt	–	8,977	1,639	10,616		10,616	378	7,776	2,635	10,789	–	10,789	213	7,108	2,854	10,175	–	10,175
Equities	249	–	234	483		483	173	144	399	716	–	716	106	149	459	714	–	714
Loan substitute securities	209	–	–	209		209	–	192	–	192	–	192	–	191	–	191	–	191

	$3,991	$26,287	$5,864	$36,142	$–	$36,142	$2,001	$33,597	$6,869	$42,467	$–	$42,467	$990	$26,886	$8,301	$36,177	$–	$36,177
Assets purchased under reverse repurchase agreements and securities borrowed	–	54,524	–	54,524		54,524	–	51,713	–	51,713	–	51,713	–	27,288	–	27,288	–	27,288
Loans	–	1,725	473	2,198		2,198	–	2,307	592	2,899	–	2,899	–	2,038	395	2,433	–	2,433
Other
Derivatives
Interest rate contracts	10	46,145	703	46,858			3	66,803	780	67,586			–	45,774	675	46,449
Foreign exchange contracts	–	36,487	81	36,568			–	29,619	101	29,720			–	23,403	123	23,526
Credit derivatives	–	458	317	775			–	965	1,038	2,003			–	1,113	1,322	2,435
Other contracts	1,761	3,751	729	6,241			1,960	2,207	3,743	7,910			2,565	2,210	1,690	6,465
Valuation adjustments determined on a pooled basis	(31)	(221)	(369)	(621)			(1)	(228)	(490)	(719)			(2)	(221)	(371)	(594)
Total gross derivative	1,740	86,620	1,461	89,821			1,962	99,366	5,172	106,500			2,563	72,279	3,439	78,281
Netting adjustments (2)					(7,201)						(254)						(215)
Total derivatives	1,740	86,620	1,461	89,821	(7,201)	82,620	1,962	99,366	5,172	106,500	(254)	106,246	2,563	72,279	3,439	78,281	(215)	78,066
Other assets	361	–	–	361		361	286	10	–	296	–	296	301	–	–	301	–	301

	$83,204	$266,624	$11,259	$361,087	$(7,201)	$353,886	$40,046	$299,553	$20,024	$359,623	$(254)	$359,369	$38,351	$240,126	$19,755	$298,232	$(215)	$298,017
Financial Liabilities
Deposits
Personal	$–	$–	$3,091	$3,091		$3,091	$–	$–	$3,237	$3,237	$–	$3,237	$–	$–	$3,261	$3,261	$–	$3,261
Business and government	–	53,783	3,425	57,208		57,208	–	59,510	3,144	62,654	–	62,654	–	43,737	3,074	46,811	–	46,811
Bank	–	7,364	–	7,364		7,364	–	9,479	–	9,479	–	9,479	–	5,961	–	5,961	–	5,961
Other
Obligations related to securities sold short	45,311	16,731	–	62,042		62,042	14,780	31,577	240	46,597	–	46,597	14,221	32,262	77	46,560	–	46,560
Obligations related to assets sold under repurchase agreements and securities loaned	–	24,431	–	24,431		24,431	–	26,242	–	26,242	–	26,242	–	27,174	–	27,174	–	27,174
Derivatives
Interest rate contracts	4	42,678	554	43,236			1	61,683	415	62,099			2	41,334	421	41,757
Foreign exchange contracts	–	41,072	31	41,103			–	34,960	27	34,987			–	26,761	7	26,768
Credit derivatives	–	454	364	818			–	1,112	606	1,718			–	1,253	811	2,064
Other contracts	1,043	5,094	1,588	7,725			1,203	3,742	5,415	10,360			1,148	3,230	3,107	7,485
Total gross derivative	1,047	89,298	2,537	92,882			1,204	101,497	6,463	109,164			1,150	72,578	4,346	78,074
Netting adjustments (2)					(7,119)						(254)						(215)
Total derivatives	1,047	89,298	2,537	92,882	(7,119)	85,763	1,204	101,497	6,463	109,164	(254)	108,910	1,150	72,578	4,346	78,074	(215)	77,859
Other liabilities	–	–	18	18		18	–	–	(382)	(382)	–	(382)	–	–	(111)	(111)	–	(111)
Subordinated debentures	–	–	105	105		105	–	–	119	119	–	119	–	–	100	100	–	100

	$46,358	$191,607	$9,176	$247,141	$(7,119)	$240,022	$15,984	$228,305	$12,821	$257,110	$(254)	$256,856	$15,371	$181,712	$10,747	$207,830	$(215)	$207,615

(1)	Level 1 balances in the Securities – Trading, the Securities – Available-for-sale and the Obligations related to securities sold short liabilities increased and the corresponding Level 2 balances decreased due to a change in levelling in the first and second quarters of 2011 for highly liquid G7 issued debt (Canada, U.S., Italy, France, Germany, U.K. and Japan) as their fair values are based on unadjusted quoted prices in active markets for the identical bonds. As at April 30 and January 31, 2011, the Level 1 asset balances of these bonds totalled $34.8 billion and $25.5 billion, respectively, representing the transfer-in amount and position changes during the first and second quarters.
(2)	The netting adjustments represent the impact of offsetting derivative credit exposures on contracts where we have both a legally enforceable netting agreement in place and we intend to settle the contracts on either a net basis or simultaneously. Hence, some of the derivative related assets and liabilities are reported on a net basis.
(3)	As at April 30, 2011 residential and commercial MBS included in Trading securities were $11,875 million and $49 million, respectively (October 31, 2010 – $11,995 million and $194 million, respectively; April 30, 2010—$13,117 million and $157 million, respectively), and in Available-for-sale securities, $7,462 million and $109 million, respectively (October 31, 2010 – $8,720 million and $152 million, respectively; April 30, 2010—$6,516 million and $167 million, respectively).
(4)	OECD stands for Organisation for Economic Co-operation and Development.
(5)	CDOs stand for Collateralized Debt Obligations.
(6)	Excludes $1,281 million of Available-for-sale and held-to-maturity securities (October 31, 2010 – $1,309 million; April 30, 2010—$1,363 million) that are carried at cost.

–

Royal Bank of Canada        Second Quarter 2011        37

Note 2: Fair values of financial instruments (continued)

Changes in fair value measurement for instruments categorized in Level 3

The following table presents the changes in fair value measurements for instruments included in Level 3 of the fair value hierarchy set out in Section 3862 as described in Note 1 to our 2010 Annual Consolidated Financial Statements:

	For the three months ended April 30, 2011
	Fair value February 1, 2011	Total realized/ unrealized gains (losses) included in earnings (1)	Total unrealized gains (losses) included in other comprehensive income (2)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and other (3)	Transfers into Level 3 (1)	Transfers out of Level 3 (1)	Fair value April 30, 2011	Changes in unrealized gains (losses) included in earnings for assets and liabilities for the three months ended April 30, 2011 for positions still held
Assets
Securities
Trading
Canadian government debt
Federal	$–	$–	$–	$–	$–	$–	$–	$–	$–
Provincial and municipal	–	–	–	–	–	7	–	7	–
U.S. state, municipal and agencies debt	129	2	(7)	–	–	38	–	162	2
Other OECD government debt	–	–	–	–	–	–	–	–	–
Mortgage-backed securities	172	(6)	(6)	7	(79)	–	–	88	(2)
Asset-backed securities
CDOs	2,149	(24)	(110)	1	(29)	–	–	1,987	(24)
Non-CDO securities	109	1	–	216	(201)	45	–	170	1
Corporate debt and other debt	559	(7)	(22)	65	(16)	102	(35)	646	(14)
Equities	343	4	(19)	74	1	(2)	–	401	3
	$3,461	$(30)	$(164)	$363	$(324)	$190	$(35)	$3,461	$(34)
Available-for-sale
U.S. state, municipal and agencies debt	$1,501	$3	$(164)	$131	$1,189	$–	$–	$2,660	$–
Other OECD government debt	–	–	–	–	–	–	–	–	–
Mortgage-backed securities	113	–	–	–	(3)	–	–	110	–
Asset-backed securities
CDOs	215	7	(41)	–	(11)	–	–	170	–
Non-CDO securities	1,031	–	(76)	–	96	–	–	1,051	–
Corporate debt and other debt	3,365	–	(74)	255	(1,908)	59	(58)	1,639	–
Equities	258	–	(13)	11	(55)	33	–	234	–
	$6,483	$10	$(368)	$397	$(692)	$92	$(58)	$5,864	$–
Loans - Wholesale	$500	$8	$(24)	$21	$(30)	$–	$(2)	$473	$9
Other
Derivatives, net of derivative related liabilities (4)	(1,540)	263	104	1	26	(295)	365	(1,076)	348
	$8,904	$251	$(452)	$782	$(1,020)	$(13)	$270	$8,722	$323
Liabilities
Deposits
Personal	$(3,190)	$(39)	$104	$(749)	$783	$–	$–	$(3,091)	$28
Business and government	(3,211)	(43)	122	(522)	171	–	58	(3,425)	(43)
Other
Obligations related to securities sold short	–	–	–	–	–	–	–	–	–
Other liabilities	77	(306)	(14)	–	225	–	–	(18)	(350)
Subordinated debentures	(116)	6	5	–	–	–	–	(105)	6
	$(6,440)	$(382)	$217	$(1,271)	$1,179	$–	$58	$(6,639)	$(359)
(1)	Transfers in and out of Level 3 are assumed to occur at the end of the period. For an asset or a liability that transfers into Level 3 during the period, the entire change in fair value for the period is excluded from the “Total realized/unrealized gains/(losses) included in earnings” column of the reconciliation, whereas for transfers out of Level 3 during the period, the entire change in fair value for the period is included in the same column of the reconciliation. During the three months ended April 30, 2011, equity derivatives (derivative-related assets of $23 million and derivative-related liabilities of $338 million) which values are based on the fair value of the hedge funds were transferred from Level 3 to Level 2. In the same period, inflation swaps of $295 million were transferred into Level 3 due to the unobservability of the underlying inflation index.
(2)	Includes the foreign currency translation gains or losses arising on consolidation of foreign subsidiaries relating to the Level 3 instruments, where applicable. The unrealized losses on Available-for-sale securities were $21 million for the three months ended April 30, 2011, excluding the translation gains or losses.
(3)	Other includes amortization of premiums or discounts recognized in net income.
(4)	Net derivatives as at April 30, 2011 included derivative assets of $1,461 million and derivative liabilities of $2,537 million.

38        Royal Bank of Canada        Second Quarter 2011

Note 2: Fair values of financial instruments (continued)

	For the three months ended April 30, 2010
	Fair value February 1, 2010	Total realized/ unrealized gains (losses) included in earnings (1)	Total unrealized gains (losses) included in other comprehensive income (2)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and other (3)	Transfers into Level 3 (1)	Transfers out of Level 3 (1)	Fair value April 30, 2010	Changes in unrealized gains (losses) included in earnings for assets and liabilities for the three months ended April 30, 2010 for positions still held
Assets
Securities
Trading
Canadian government debt
Federal	$5	$—	$—	$—	$—	$4	$—	$9	$—
Provincial and municipal	—	—	—	7	—	—	—	7	—
U.S. state, municipal and agencies debt	69	—	(3)	—	(2)	—	—	64	—
Other OECD government debt	—	—	—	—	—	—	—	—	—
Mortgage-backed securities	983	45	(47)	566	(669)	—	—	878	33
Asset-backed securities
CDOs	2,997	(21)	(148)	36	(58)	—	—	2,806	(21)
Non-CDO securities	374	12	(9)	1,286	(1,043)	—	—	620	105
Corporate debt and other debt	745	31	(40)	1,025	(943)	23	(25)	816	26
Equities	2,301	47	(122)	286	(92)	—	—	2,420	49
	$7,474	$114	$(369)	$3,206	$(2,807)	$27	$(25)	$7,620	$192
Available-for-sale
U.S. state, municipal and agencies debt	$2,350	$(9)	$(72)	$159	$(299)	$—	$—	$2,129	$—
Other OECD government debt	4	—	—	—	—	98	(4)	98	—
Mortgage-backed securities	1,514	(21)	25	—	(85)	—	—	1,433	—
Asset-backed securities
CDOs	220	—	(8)	—	1	—	—	213	—
Non-CDO securities	1,163	(4)	(58)	—	14	—	—	1,115	—
Corporate debt and other debt	3,038	(15)	(119)	214	(429)	170	(5)	2,854	—
Equities	543	—	(26)	—	(60)	2	—	459	—
	$8,832	$(49)	$(258)	$373	$(858)	$270	$(9)	$8,301	$—
Loans — Wholesale	$371	$(16)	$(14)	$69	$(15)	$—	$—	$395	$(11)
Other
Derivatives, net of derivative related liabilities (4)	(29)	(63)	41	(10)	(836)	(4)	(6)	(907)	(164)
	$16,648	$(14)	$(600)	$3,638	$(4,516)	$293	$(40)	$15,409	$17
Liabilities
Deposits
Personal	$(3,070)	$(43)	$135	$(963)	$680	$—	$—	$(3,261)	$(48)
Business and government	(3,481)	75	176	(95)	251	—	—	(3,074)	24
Other
Obligations related to securities sold short	(113)	(2)	6	(318)	350	—	—	(77)	1
Other liabilities	(510)	(30)	8	—	643	—	—	111	30
Subordinated debentures	(112)	2	10	—	—	—	—	(100)	(2)
	$(7,286)	$2	$335	$(1,376)	$1,924	$—	$—	$(6,401)	$5
(1)	Transfers in and out of Level 3 are assumed to occur at the end of the period. For an asset or a liability that transfers into Level 3 during the period, the entire change in fair value for the period is excluded from the “Total realized/unrealized gains/(losses) included in earnings” column of the reconciliation, whereas for transfers out of Level 3 during the period, the entire change in fair value for the period is included in the same column of the reconciliation. During the three months ended April 30, 2010, there were no significant transfers into or out of Level 3.
(2)	Includes the foreign currency translation gains or losses arising on consolidation of foreign subsidiaries relating to the Level 3 instruments, where applicable. The unrealized gains on Available-for-sale securities were $151 million for the three months ended April 30, 2010, excluding the translation gains or losses.
(3)	Other includes amortization of premiums or discounts recognized in net income.
(4)	Net derivatives as at April 30, 2010 included derivative assets of $3,439 million and derivative liabilities of $4,346 million.

Royal Bank of Canada        Second Quarter 2011        39

Note 2: Fair values of financial instruments (continued)

	For the six months ended April 30, 2011
	Fair value November 1, 2010	Total realized/ unrealized gains (losses) included in earnings (1)	Total unrealized gains (losses) included in other comprehensive income (2)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and other (3)	Transfers into Level 3 (1)	Transfers out of Level 3 (1)	Fair value April 30, 2011	Changes in unrealized gains (losses) included in earnings for assets and liabilities for the six months ended April 30, 2011 for positions still held
Assets
Securities
Trading
Canadian government debt
Federal	$14	$—	$—	$—	$(10)	$—	$(4)	$—	$—
Provincial and municipal	5	—	—	—	—	7	(5)	7	—
U.S. state, municipal and agencies debt	41	2	(8)	—	(17)	144	—	162	1
Other OECD government debt	42	—	—	—	—	—	(42)	—	—
Mortgage-backed securities	975	(37)	(27)	1,191	(621)	—	(1,393)	88	(5)
Asset-backed securities
CDOs	2,460	(53)	(154)	21	(287)	—	—	1,987	(53)
Non-CDO securities	541	(1)	(7)	1,295	(1,214)	45	(489)	170	—
Corporate debt and other debt	771	1	(32)	362	(319)	160	(297)	646	(3)
Equities	2,542	64	(63)	592	(11)	(2)	(2,721)	401	10

	$7,391	$(24)	$(291)	$3,461	$(2,479)	$354	$(4,951)	$3,461	$(50)
Available-for-sale
U.S. state, municipal and agencies debt	$1,697	$6	$(199)	$132	$1,038	$37	$(51)	$2,660	$—
Other OECD government debt	—	—	—	—	—	—	—	—	—
Mortgage-backed securities	1,027	(2)	1	—	(112)	—	(804)	110	—
Asset-backed securities
CDOs	215	7	(39)	—	(13)	—	—	170	—
Non-CDO securities	896	(54)	(34)	9	76	158	—	1,051	—
Corporate debt and other debt	2,635	3	(138)	667	(1,529)	59	(58)	1,639	—
Equities	399	—	(22)	11	(134)	33	(53)	234	—

	$6,869	$(40)	$(431)	$819	$(674)	$287	$(966)	$5,864	$—
Loans - Wholesale	$592	$4	$(34)	$53	$(225)	$85	$(2)	$473	$(3)
Other
Derivatives, net of derivative related liabilities	(1,291)	308	143	(18)	(204)	(333)	319	(1,076)	458

	$13,561	$248	$(613)	$4,315	$(3,582)	$393	$(5,600)	$8,722	$405
Liabilities
Deposits
Personal	$(3,237)	$(150)	$159	$(1,455)	$1,592	$—	$—	$(3,091)	$(42)
Business and government	(3,144)	68	159	(1,237)	671	—	58	(3,425)	5
Other
Obligations related to securities sold short	(240)	(5)	1	—	58	—	186	—	—
Other liabilities	382	(100)	(15)	(2)	(283)	—	—	(18)	(156)
Subordinated debentures	(119)	5	10	—	(1)	—	—	(105)	5

	$(6,358)	$(182)	$314	$(2,694)	$2,037	$—	$244	$(6,639)	$(188)

(1)	Transfers in and out of Level 3 are assumed to occur at the end of the period. For an asset or a liability that transfers into Level 3 during the period, the entire change in fair value for the period is excluded from the “Total realized/unrealized gains/(losses) included in earnings” column of the reconciliation, whereas for transfers out of Level 3 during the period, the entire change in fair value for the period is included in the same column of the reconciliation. During the six months ended April 30, 2011, there was a reclassification of assets from Level 3 to Level 2 arising from better price transparency and market activity for certain U.S. non-agency MBS of $2,197 million, our ability to redeem certain hedge fund investments of $2,721 million at their net asset values and the corresponding equity derivatives (derivative-related assets of $23 million and derivative-related liabilities of $338 million) which values are based on the fair value of these hedge funds. In the same period, inflation swaps of $295 million were transferred into Level 3 due to the unobservability of the underlying inflation index.
(2)	Includes the foreign currency translation gains or losses arising on consolidation of foreign subsidiaries relating to the Level 3 instruments, where applicable. The unrealized gains on Available-for-sale securities were $44 million for the six months ended April 30, 2011, excluding the translation gains or losses.
(3)	Other includes amortization of premiums or discounts recognized in net income.

40        Royal Bank of Canada        Second Quarter 2011

Note 2: Fair values of financial instruments (continued)

	For the six months ended April 30, 2010
	Fair value November 1, 2009	Total realized/ unrealized gains (losses) included in earnings (1)	Total unrealized gains (losses) included in other comprehensive income (2)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and other (3)	Transfers into Level 3 (1)	Transfers out of Level 3 (1)	Fair value April 30, 2010	Changes in unrealized gains (losses) included in earnings for assets and liabilities for the six months ended April 30, 2010 for positions still held
Assets
Securities
Trading
Canadian government debt
Federal	$5	$—	$—	$—	$—	$4	$—	$9	$—
Provincial and municipal	54	(1)	—	7	1	—	(54)	7	—
U.S. state, municipal and agencies debt	9	2	(3)	59	(2)	—	(1)	64	—
Other OECD government debt	—	—	—	—	—	—	—	—	—
Mortgage-backed securities	1,052	112	(58)	1,745	(1,940)	—	(33)	878	115
Asset-backed securities
CDOs	3,074	(54)	(189)	36	(61)	—	—	2,806	(82)
Non-CDO securities	321	13	(9)	2,279	(1,984)	—	—	620	113
Corporate debt and other debt	303	(1)	(38)	2,487	(2,288)	402	(49)	816	(12)
Equities	2,902	143	(152)	522	(990)	—	(5)	2,420	91

	$7,720	$214	$(449)	$7,135	$(7,264)	$406	$(142)	$7,620	$225
Available-for-sale
U.S. state, municipal and agencies debt	$2,358	$(9)	$(82)	$191	$(329)	$—	$—	$2,129	$—
Other OECD government debt	—	—	—	—	—	102	(4)	98	—
Mortgage-backed securities	1,848	41	14	8	(478)	—	—	1,433	—
Asset-backed securities
CDOs	222	—	(8)	—	(1)	—	—	213	—
Non-CDO securities	1,155	(4)	(74)	60	(22)	—	—	1,115	—
Corporate debt and other debt	3,580	33	(163)	333	(624)	170	(475)	2,854	—
Equities	560	—	(33)	10	(82)	4	—	459	—

	$9,723	$61	$(346)	$602	$(1,536)	$276	$(479)	$8,301	$—
Loans - Wholesale	$377	$(32)	$(16)	$89	$(23)	$—	$—	$395	$(23)
Other
Derivatives, net of derivative related liabilities	(177)	(327)	36	20	(329)	(98)	(32)	(907)	(146)
	$17,643	$(84)	$(775)	$7,846	$(9,152)	$584	$(653)	$15,409	$56
Liabilities
Deposits
Personal	$(2,605)	$(476)	$165	$(1,894)	$1,549	$—	$—	$(3,261)	$(197)
Business and government	(4,341)	294	265	(499)	1,207	—	—	(3,074)	228
Other
Obligations related to securities sold short	(150)	92	2	(857)	836	—	—	(77)	—
Other liabilities	(240)	195	16	—	140	—	—	111	(195)
Subordinated debentures	(110)	—	11	—	(1)	—	—	(100)	—

	$(7,446)	$105	$459	$(3,250)	$3,731	$—	$—	$(6,401)	$(164)

(1)	Transfers in and out of Level 3 are assumed to occur at the end of the period. For an asset or a liability that transfers into Level 3 during the period, the entire change in fair value for the period is excluded from the “Total realized/unrealized gains/(losses) included in earnings” column of the reconciliation, whereas for transfers out of Level 3 during the period, the entire change in fair value for the period is included in the same column of the reconciliation. During the six months ended April 30, 2010, there were no significant transfers into or out of Level 3.
(2)	Includes the foreign currency translation gains or losses arising on consolidation of foreign subsidiaries relating to the Level 3 instruments, where applicable. The unrealized gains on Available-for-sale securities were $191 million for the six months ended April 30, 2010, excluding the translation gains or losses.
(3)	Other includes amortization of premiums or discounts recognized in net income.

Level 3 financial instruments primarily include certain structured debt securities (ABS) including Collateralized Loan Obligations and Collateralized Debt Obligations (CDOs), auction-rate securities (ARS), non-OECD government and corporate debt, commodity and certain interest rate derivatives, equity-linked and interest-rate-linked structured notes, municipal guaranteed income certificates and deposit notes with significant unobservable spreads and limited market activity, and hedge fund investments with certain redemption restrictions.

Royal Bank of Canada        Second Quarter 2011        41

Note 3: Realized and unrealized gains and losses on Available-for-sale securities

The following table presents the gross unrealized gains and losses on Available-for-sale securities (1), (2).

	As at
	April 30, 2011				October 31, 2010
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian government debt
Federal (3)	$7,950	$212	$(3)	$8,159	$14,305	$381	$(1)	$14,685
Provincial and municipal	1,575	24	(1)	1,598	1,493	43	—	1,536
U.S. federal, state, municipal and agency debt (4)	5,102	34	(74)	5,062	4,934	65	(56)	4,943
Other OECD government debt	5,998	12	(15)	5,995	5,068	24	(8)	5,084
Mortgage-backed securities	803	18	(35)	786	1,079	20	(72)	1,027
Asset-backed securities
CDOs	198	5	(33)	170	220	12	(17)	215
Non-CDO securities	3,137	11	(80)	3,068	3,379	37	(132)	3,284
Corporate debt and other debt	10,871	231	(174)	10,928	10,985	273	(248)	11,010
Equities	1,355	65	(8)	1,412	1,719	58	(13)	1,764
Loan substitute securities	257	—	(12)	245	256	—	(28)	228

	$37,246	$612	$(435)	$37,423	$43,438	$913	$(575)	$43,776

(1)	Includes $316 million (October 31, 2010 — $225 million) held-to-maturity securities.
(2)	The majority of the mortgage-backed securities (MBS) are residential. Amortized cost, gross unrealized gains, gross unrealized losses and fair value related to commercial MBS are $106 million, $3 million, $nil and $109 million, respectively as at April 30, 2011 (October 31, 2010 — $148 million, $4 million, $nil and $152 million).
(3)	Includes MBS backed by insured mortgages created and retained by us.
(4)	Includes securities issued by non-U.S. agencies backed by government insured assets, and MBS and asset-backed securities issued by U.S. government agencies.

Available-for-sale (AFS) and held-to-maturity securities are assessed for impairment at each reporting date and more frequently when conditions warrant. Depending on the nature of the securities under review, we apply specific and consistent methodology to assess whether it is probable that the amortized cost of the security would be recovered. When we determine that a security is other-than-temporarily impaired, the security is written down to its fair value and the unrealized losses included in Accumulated other comprehensive income (AOCI) are reclassified and included in net income. Refer to Notes 1 and 3 to our 2010 Annual Consolidated Financial Statements for our accounting policies and methodologies for assessing other-than-temporary impairment of securities.

The total amortized cost of our AFS portfolio decreased by $6.2 billion during the six months ended April 30, 2011. The reduction largely reflected the sale and maturity of certain Canadian government securities, sale of RBC originated MBS included in Canadian government debt – Federal as well as the impact of the stronger Canadian dollar relative to the U.S. dollar. The decrease in the AFS portfolio was partially offset by the net increase in holdings of short term OECD government debt. Gross unrealized gains decreased by $301 million or 33% to $612 million during the six months ended April 30, 2011, mainly reflecting a decrease in the fair values of the Canadian government debt and corporate debt portfolios primarily due to the impact of increasing interest rates. Gross unrealized losses decreased by $140 million or 24% to $435 million during the six months ended April 30, 2011 largely reflecting the losses recognized due to impairment of certain U.S. Student Loan ARS classified as ABS and price improvements on corporate and other debt due to tightening of spreads.

Based on our assessment, management believes that the unrealized losses on the AFS securities as at April 30, 2011 are temporary in nature and intends to hold these securities until their fair value recovers, they mature or are redeemed. We have also determined that our held-to-maturity securities are not impaired as at April 30, 2011.

Net gains/losses on Available-for-sale securities

During the three months ended April 30, 2011, $90 million of net gains on AFS securities were recognized in net income (three months ended January 31, 2011 – net losses of $6 million; three months ended April 30, 2010 – net losses of $14 million). The current period net gains included $97 million of net gains realized primarily on sale of quoted equities and Canadian government securities, redemption of certain U.S. Student Loan ARS as well as capital distributions from certain private equities. The realized gains were partially offset by $7 million of losses recognized in net income mainly due to the other-than-temporary impairment related to certain private equities. This compares to losses due to other-than-temporary impairment for the three months ended January 31, 2011 of $78 million and April 30, 2010 of $67 million which were partially offset by realized gains on sale for the three months ended January 31, 2011 of $72 million and April 30, 2010 of $53 million.

The net gains above include $8 million from the sale of AFS securities relating to our insurance operations which has been reflected in the Insurance premiums, investment and fee income line on our Consolidated Statements of Income (three months ended January 31, 2011 – net gains of $5 million; three months ended April 30, 2010 – $nil).

For the six months ended April 30, 2011, $84 million of net gains on available-for-sale securities were recognized in net income (six months ended April 30, 2010 – net gains of $66 million). It comprised realized gains of $170 million mainly from the sale of and capital distributions from private equities, as well as gains on sale of certain Canadian government debt and U.S. Student Loan ARS (six months ended April 30, 2010 – gains of $211 million). These gains were partially offset by impairment losses recognized on U.S. Student Loan ARS, corporate bonds and private equities (six months ended April 30, 2010 – losses of $145 million).

The net gains above include $13 million from the sale of quoted equities and Canadian government bonds by our insurance operations which were offset by other-than-temporary impairment of certain corporate debt securities and has been reflected in the Insurance premiums, investment and fee income line on our Consolidated Statements of Income (six months ended April 30, 2010 – gains of $3 million).

42        Royal Bank of Canada        Second Quarter 2011

Note 4: Allowance for loan losses and impaired loans

	As at and for the three months ended
	April 30 2011						October 31 2010
	Balance at beginning of period	Write-offs	Recoveries	Provision for credit losses	Other adjustments (1)	Balance at end of period	Balance at end of period
Retail
Residential mortgages	$84	$(14)	$1	$13	$(2)	$82	$77
Personal	192	(168)	23	130	(6)	171	182
Credit cards	—	(121)	19	101	1	—	—
Small business (2)	17	(12)	1	11	1	18	18

	$293	$(315)	$44	$255	$(6)	$271	$277
Wholesale
Business (3)	$721	$(226)	$12	$92	$(31)	$568	$791
Bank (4)	34	—	—	—	(2)	32	34
Sovereign (5)	—	—	—	—	—	—	9

	$755	$(226)	$12	$92	$(33)	$600	$834
Specific allowances	$1,048	$(541)	$56	$347	$(39)	$871	$1,111
Retail
Residential mortgages	$89	$—	$—	$18	$1	$108	$77
Personal	654	—	—	(8)	(34)	612	709
Credit cards	384	—	—	—	—	384	384
Small business (2)	60	—	—	—	—	60	60

	$1,187	$—	$—	$10	$(33)	$1,164	$1,230
Wholesale
Business (3)	$676	$—	$—	$(15)	$—	$661	$656

	$676	$—	$—	$(15)	$—	$661	$656
Allowance for off-balance sheet and other items (6)	$102	$—	$—	$2	$(1)	$103	$99
General allowance (6)	$1,965	$—	$—	$(3)	$(34)	$1,928	$1,985
Total allowance for credit losses	$3,013	$(541)	$56	$344	$(73)	$2,799	$3,096
Allowance for off-balance sheet and other items (7)	(102)	—	—	(2)	1	(103)	(99)
Total allowance for loan losses	$2,911	$(541)	$56	$342	$(72)	$2,696	$2,997

(1)	Primarily represents the translation impact of foreign currency-denominated allowance for loan losses.
(2)	Includes small business exposure managed on a pooled basis.
(3)	Includes small business exposure managed on an individual client basis.
(4)	Bank refers primarily to regulated deposit-taking institutions and securities firms.
(5)	Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks
(6)	Includes $103 million related to off-balance sheet and other items (October 31, 2010 – $99 million).
(7)	The allowance for off-balance sheet is reported separately under Other liabilities.

Loans past due but not impaired

	As at
	April 30, 2011				October 31, 2010
	1-29 days	30-89 days	90 days and greater	Total	1-29 days	30-89 days	90 days and greater	Total
Retail
Residential mortgages	$1,265	$547	$102	$1,914	$1,367	$688	$94	$2,149
Personal	877	336	14	1,227	929	382	12	1,323
Credit cards	313	147	80	540	314	151	78	543
Small business	32	19	—	51	31	18	—	49

	$2,487	$1,049	$196	$3,732	$2,641	$1,239	$184	$4,064
Wholesale
Business	$927	$393	$29	$1,349	$1,206	$496	$18	$1,720

	$927	$393	$29	$1,349	$1,206	$496	$18	$1,720
Total	$3,414	$1,442	$225	$5,081	$3,847	$1,735	$202	$5,784

Royal Bank of Canada        Second Quarter 2011        43

Note 4: Allowance for loan losses and impaired loans (continued)

During the three and six months ended April 30, 2011, we acquired $50 million and $84 million of assets in respect of problem loans, respectively (three and six months ended October 31, 2010 – $52 million and $130 million, respectively). The related reduction in the

Allowance for credit losses was $17 million and $27 million (three and six months ended October 31, 2010 – $17 million and $39 million, respectively).

Impaired loans (1)

	As at
	April 30, 2011				October 31, 2010
	Unpaid principal balance (2)	Gross	Specific allowances	Net	Net
Retail
Residential mortgages	$897	$872	$(82)	$790	$731
Personal	474	372	(171)	201	201
Small business (3)	46	46	(18)	28	31

	$1,417	$1,290	$(271)	$1,019	$963
Wholesale (4)
Business (5)	$3,687	$2,687	$(568)	$2,119	$2,925
Bank (6)	32	32	(32)	—	—

	$3,719	$2,719	$(600)	$2,119	$2,925
Total	$5,136	$4,009	$(871)	$3,138	$3,888

(1)	Average balance of gross impaired loans for the six months ended April 30, 2011 was $1,289 million (October 31, 2010 – $1,151 million) and $3,277 million (October 31, 2010 – $4,069 million) for retail and wholesale loan portfolio respectively. Majority of the impaired loans are over 90 days overdue.
(2)	The difference between unpaid principal balance and gross impaired loans represents partial charge-offs; interest payments received and applied to the carrying value; net deferred loan fees or costs; and discount or premiums on purchased loans (collectively referred to as Deferred Loan Interest (DLI)). Partial write-offs and DLI for gross impaired loans from our Caribbean operations, which approximates $414 million, are excluded from the table.
(3)	Includes small business exposure managed on a pooled basis.
(4)	Impaired loans without an allowance was $722 million for business.
(5)	Includes small business exposure managed on an individual client basis. Includes gross and net impaired loans of $52 million (October 31, 2010—$57 million) and $51 million (October 31, 2010—$55 million), respectively, related to loans extended under liquidity facilities drawn by RBC-administered multi-seller asset-backed commercial paper conduit programs.
(6)	Bank refers primarily to regulated deposit-taking institutions and securities firms.

Exposure to sovereign debt

As at April 30, 2011, our loans to sovereign Ireland and Spain were $175 million and $92 million, respectively (October 31, 2010 -

$17 million and $nil; April 30, 2010- $nil and $nil, respectively). We had no exposure to sovereign Portugal, Italy and Greece for the periods presented.

Note 5: Securitizations

Securitization activity for the three months ended

	For the three months ended
	April 30, 2011			January 31, 2011 (1)		April 30, 2010 (1)
	Credit Card receivables (2), (3)	Canadian residential mortgage loans (3), (4), (5)	U.S. residential mortgage loans (6)	Canadian residential mortgage loans (3), (4), (5)	U.S. residential mortgage loans (6)	Canadian residential mortgage loans (3), (4), (5)	U.S. residential mortgage loans (6)
Securitized and sold (7)	$1,257	$1,905	$181	$2,943	$335	$869	$164
Net cash proceeds received	1,200	1,882	182	2,897	341	852	166
Asset-backed securities purchased	57	—	—	—	—	—	—
Retained rights to future excess interest	8	53	—	99	—	31	—
Pre-tax gain on sale, net of hedging activities	8	27	1	49	6	14	2

(1)	We did not securitize any credit card loans during the period.
(2)	With respect to the securitization of credit card loans during the quarter ended April 30, 2011, the net cash proceeds received represents gross cash proceeds of $1,257 million less funds used to purchase notes issued by the Trust with a principal value of $57 million.
(3)	We did not recognize an asset or a liability for our servicing rights with respect to the securitized transactions as we received adequate compensation for our services.
(4)	Canadian insured residential mortgage loans securitized during the three months ended April 30, 2011 through the creation of MBS and retained as at April 30, 2011 were $1,675 million (January 31, 2011 – $2,651 million; April 30, 2010 – $2,069 million). These securities are carried at fair value.
(5)	Pre-tax gain (loss) on sale includes the results of our economic hedging activities of $(3) million (January 31, 2011 – $(4) million; April 30, 2010 – $nil).
(6)	U.S. residential mortgage loans securitized and sold include insured and non-insured mortgages. We recognized nominal servicing rights with respect to securitized loans during the period. None of these securities were retained.
(7)	Includes Canadian and U.S. residential mortgages securitized during the period and other prior periods.

44        Royal Bank of Canada        Second Quarter 2011

Note 5: Securitizations (continued)

Securitization activity for the six months ended

	For the six months ended
	April 30, 2011			April 30, 2010 (1)
	Credit Card receivables (2), (3)	Canadian residential mortgage loans (3), (4), (5)	U.S. residential mortgage loans (6)	Canadian residential mortgage loans (3), (4), (5)	U.S. residential mortgage loans (6)
Securitized and sold (7)	$1,257	$4,848	$516	$2,403	$300
Net cash proceeds received	1,200	4,779	523	2,367	301
Asset-backed securities purchased	57	—	—	—	—
Retained rights to future excess interest	8	152	—	84	—
Pre-tax gain on sale, net of hedging activities	8	76	7	42	1

(1)	We did not securitize any credit card loans during the period.
(2)	With respect to the securitization of credit card loans during the six months ended April 30, 2011, the net cash proceeds received represents gross cash proceeds of $1,257 million less funds used to purchase notes issued by the Trust with a principal value of $57 million.
(3)	We did not recognize an asset or a liability for our servicing rights with respect to the securitized transactions as we received adequate compensation for our services.
(4)	Canadian insured residential mortgage loans securitized during the six months ended April 30, 2011 through the creation of MBS and retained as at April 30, 2011 were $3,184 million (April 30, 2010 — $3,833 million). These securities are carried at fair value.
(5)	Pre-tax gain (loss) on sale includes the results of our economic hedging activities of $(7) million (April 30, 2010 – $(6) million).
(6)	U.S. residential mortgage loans securitized and sold include insured and non-insured mortgages. We recognized nominal servicing rights with respect to securitized loans during the period. None of these securities were retained.
(7)	Includes Canadian and U.S. residential mortgages securitized during the period and other prior periods.

The key assumptions used to value the retained interests at the date of the securitization activities during the quarter ended April 30, 2011 are summarized below.

Key assumptions (1), (2)

	Credit card receivables	Canadian residential mortgage loans
Expected weighted average life of prepayable receivables (in years)	0.25	3.36
Payment rate	38.43%	19.87%
Excess spread, net of credit losses	4.17%	1.02%
Discount rate	10.00%	1.20-2.92%
Expected credit losses	2.90%	—%

(1)	All rates are annualized except the payment rate for credit card receivables which is monthly.
(2)	This analysis is not applicable for U.S. residential mortgage loans as we have not retained rights to future excess spread in these transactions.

In addition to the above securitization transactions, we sold during the quarter non-agency MBS with a net carrying value of $254 million for a gain of $8 million. These non-agency MBS had been reclassified from AFS securities to loans in 2009 in accordance with amendments to CICA Handbook Section 3855. We also sold $24 million of commercial loans to third party investors at their principal amount during the three months ended April 30, 2011 ($29 million and $nil during the three months ended January 31, 2011 and April 30, 2010, respectively), and $53 million during the six months ended April 30, 2011 ($5 million during the six months ended April 30, 2010). The losses on sale for each of these periods were either nil or nominal.

Note 6: Derivative financial instruments and hedging activities

The following table presents the fair values of the derivatives and non-derivative financial instruments categorized by their hedging relationships, as well as derivatives that are not designated in hedging relationships.

	As at
	April 30, 2011 (1)				October 31, 2010 (1)
	Designated as hedging instruments in hedging relationships				Designated as hedging instruments in hedging relationships			Not designated in a hedging relationship (2)
	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship (2)	Cash flow hedges	Fair value hedges	Net investment hedges
Assets
Derivative instruments	$307	$1,579	$117	$80,617	$505	$2,059	$307	$103,375
Liabilities
Derivative instruments	$459	$119	$58	$85,127	$812	$60	$119	$107,919
Non-derivative instruments	—	1,757	14,627	n.a.	—	1,002	8,732	n.a.

(1)	All derivative instruments are carried at fair value while all non-derivative instruments are carried at amortized cost.
(2)	Derivative liabilities include stable value contracts on $171 million of bank-owned life insurance policies and a nominal amount of 401(k) plans (October 31, 2010 – $170 million and $2 million respectively).
n.a.	not applicable

Royal Bank of Canada        Second Quarter 2011        45

Note 6: Derivative financial instruments and hedging activities (continued)

Results of hedge activities recorded in Net income and Other comprehensive income (OCI)

	For the three months ended
	April 30, 2011			January 31, 2011			April 30, 2010
	Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income	After-tax unrealized gains (losses) included in OCI	Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income	After-tax unrealized gains (losses) included in OCI	Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income	After-tax unrealized gains (losses) included in OCI
Fair value hedges
Ineffective portion	$(7)	n.a.	n.a.	$(7)	n.a.	n.a.	$(1)	n.a.	n.a.
Cash flow hedges
Ineffective portion	3	n.a.	n.a.	6	n.a.	n.a.	(11)	n.a.	n.a.
Effective portion	n.a.	n.a.	11	n.a.	n.a.	45	n.a.	n.a.	42
Reclassified to income during the period (1)	n.a.	(91)	n.a.	n.a.	(96)	n.a.	n.a.	(12)	n.a.
Net investment hedges
Foreign currency gains (losses)	n.a.	n.a.	(1,472)	n.a.	n.a.	(520)	n.a.	n.a.	(1,601)
Gains (losses) from hedges	n.a.	n.a.	943	n.a.	n.a.	492	n.a.	n.a.	1,338

	$(4)	$(91)	$(518)	$(1)	$(96)	$17	$(12)	$(12)	$(221)

(1)	After-tax losses of $66 million were reclassified from AOCI to income for the three months ended April 30, 2011 (three months ended January 31, 2011 – losses of $69 million; three months ended April 30, 2010 – losses of $8 million).
n.a.	not applicable

	For the six months ended
	April 30, 2011			April 30, 2010
	Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income	After-tax unrealized gains (losses) included in OCI	Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income	After-tax unrealized gains (losses) included in OCI
Fair value hedges
Ineffective portion	$(14)	n.a.	n.a.	$(4)	n.a.	n.a.
Cash flow hedges
Ineffective portion	9	n.a.	n.a.	(6)	n.a.	n.a.
Effective portion	n.a.	n.a.	56	n.a.	n.a.	(12)
Reclassified to income during the period (1)	n.a.	(187)	n.a.	n.a.	13	n.a.
Net investment hedges
Foreign currency gains (losses)	n.a.	n.a.	(1,992)	n.a.	n.a.	(2,062)
Gains (losses) from hedges	n.a.	n.a.	1,435	n.a.	n.a.	1,723
	$(5)	$(187)	$(501)	$(10)	$13	$(351)

(1)	After-tax losses of $135 million were reclassified from AOCI to income for the six months ended April 30, 2011 (six months ended April 30, 2010 – gains of $9 million).
n.a.	not applicable

Fair value of derivative instruments by term to maturity

	As at
	April 30, 2011				October 31, 2010
	Less than 1 year	1 to 5 years	Over 5 years	Total	Total
Derivative assets (1)	$20,748	$31,301	$30,571	$82,620	$106,246
Derivative liabilities (2)	23,097	32,641	30,025	85,763	108,910
(1)	Includes market and credit valuation adjustments that are determined on an instrument-specific basis and on a pooled basis are included.
(2)	Includes stable value contracts on $171 million of bank-owned life insurance policies and a nominal amount of 401(k) plans (October 31, 2010 – $170 million and $2 million respectively).

Note 7: Significant acquisition and disposition

Acquisition

On December 17, 2010, we completed the acquisition of BlueBay Asset Management plc (BlueBay), a London based publicly-traded asset management company specializing in fixed income investing with approximately C$39.1 billion of assets under management on the date of acquisition. The purchase price allocation below is preliminary and may be revised when estimates and assumptions are finalized and the valuation of assets and liabilities is completed. We report the results of BlueBay in our Wealth Management Segment, on a one-month lag basis.

BlueBay Asset Management
Acquisition date	December 17, 2010
Percentage of shares acquired	100%
Purchase consideration in the currency of the transaction	Total cash payment of £924 million
Purchase consideration in Canadian dollar equivalent	$1,454
Fair value of tangible assets acquired	$ 262
Fair value of liabilities assumed (1)	(171)
Fair value of identifiable net assets acquired	91
Customer lists and relationship (2)	175
Goodwill	1,188
Total purchase consideration	$1,454

(1)	Includes deferred tax liabilities of $49 million related to the intangible assets acquired.
(2)	Customer lists and relationships are amortized on a straight-line basis over an estimated average useful life of 5.45 years.

46        Royal Bank of Canada        Second Quarter 2011

Note 7: Significant acquisition and disposition (continued)

Disposition

On April 29, 2011, we completed the sale of Liberty Life Insurance Company (Liberty Life), our U.S. life insurance business, to Athene Holding Ltd. An estimated loss of $116 million, before and after taxes, including a $7 million goodwill write-off, was recorded in Non-interest income – Other in our 2010 Annual Consolidated Financial Statements. Upon closing the sale, we revised our loss on sale to $107 million on a before- and after-tax basis. The $9 million difference has been recorded in Non-interest income – Other this quarter.

Other

On May 2, 2008 we completed the acquisition of Philips, Hager & North Investment Management Ltd., the results of which were recorded in our Wealth Management segment. The consideration paid included exchangeable shares of one of our subsidiaries. On April 29, 2011, pursuant to the terms of the agreement, the subsidiary declared and paid to the exchangeable shareholders a special dividend totalling $38.5 million which has been included in “Issuance costs and others” in our Consolidated Statement of Changes to Shareholders’ Equity. On May 2, 2011, the third anniversary of the closing date and pursuant to the terms of the agreement, the exchangeable shares issued by the subsidiary were replaced with 6.4 million RBC common shares.

Note 8: Variable Interest Entities

Investment fund

During the first quarter of 2011, we entered into a fee-based equity derivative transaction with an investment fund, a variable interest entity (VIE). This transaction provides investors of the investment fund with the desired exposure to another fund. We economically hedge our exposure from this derivative by investing in another fund which we have consolidated in the first quarter as we are exposed to a majority of the expected losses of the fund. As at April 30, 2011, the total assets of this fund, which are included in Trading securities on our Consolidated Balance Sheets, were $496 million.

Note 9: Pension and other post-employment benefits

We offer a number of benefit plans which provide pension and other post-employment benefits to eligible employees. Expenses for these benefit plans are presented in the following table:

	For the three months ended			For the six months ended
	April 30 2011	January 31 2011	April 30 2010	April 30 2011	April 30 2010
Pension benefit expense	$142	$151	$90	$293	$185
Other post-employment benefit expense	22	23	22	45	44

Note 10: Significant capital and funding transactions

Subordinated debentures

On November 1, 2010, RBC issued $1.5 billion of subordinated debentures that bear interest at a fixed rate of 3.18% per annum (paid semi-annually) until November 2, 2015, and at the 90-day Banker’s Acceptance rate plus 1.21% thereafter until their maturity on November 2, 2020 (paid quarterly).

On April 12, 2011, RBC redeemed all $400 million outstanding 6.3% subordinated debentures due April 12, 2016 for 100% of their principal amount plus accrued interest to the redemption date.

Common shares issued

	For the three months ended
	April 30, 2011		January 31, 2011		April 30, 2010
	Number of shares (000s)	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Amount
Dividend reinvestment plan (1)	927	$52	–	$–	–	$–
Stock options exercised (2)	1,361	42	482	15	1,982	64
Employee savings and share ownership plans (3)	641	37	497	26	–	–
	2,929	$131	979	$41	1,982	$64

	For the six months ended
	April 30, 2011		April 30, 2010
	Number of shares (000s)	Amount	Number of shares (000s)	Amount
Dividend reinvestment plan (1)	927	$52	2,862	$161
Stock options exercised (2)	1,843	57	2,952	95
Employee savings and share ownership plans (3)	1,138	63	–	–
	3,908	$172	5,814	$256

(1)	Our dividend reinvestment plan (DRIP) is funded through either open market share purchases or shares issued from treasury. During the three months ended April 30, 2011, we funded our DRIP through shares issued from treasury at no discount from the average closing price of the five trading days preceding the dividend payment. During the three months ended January 31, 2011 and April 30, 2010, we funded our DRIP through open market share purchases.
(2)	Amounts include cash received for stock options exercised during the period, the fair value adjustment to stock options and the exercise of stock options from tandem stock appreciation rights (SARS) awards and from renounced tandem SARS.
(3)	Shares were issued from treasury. For further details, refer to Note 21 of our 2010 Annual Consolidated Financial Statements.

Royal Bank of Canada        Second Quarter 2011        47

Note 11: Revenue from trading and selected non-trading financial instruments

Held-for-trading financial instruments

Total Trading revenue includes both trading-related net interest income and trading revenue reported in Non-interest income. Net interest income arises from interest income and dividends recognized on trading assets and liabilities. Non-interest income includes a $241 million increase in the fair values of our net financial assets classified as held-for-trading for the three months ended April 30, 2011 (three months ended January 31, 2011 – $614 million increase; April 30, 2010 –$529 million increase). During the six months ended April 30, 2011, Non-interest income includes an $855 million increase in the fair value of our net financial assets classified as held-for-trading (six months ended April 30, 2010 - increase of $1,001 million).

	For the three months ended			For the six months ended
	April 30 2011	January 31 2011	April 30 2010 (1)	April 30 2011	April 30 2010 (1)
Net interest income	$313	$269	$344	$582	$734
Non-interest income	296	733	614	1,029	1,273
Total	$609	$1,002	$958	$1,611	$2,007

(1)	Certain amounts have been revised from results previously reported.

Financial instruments designated as held-for-trading

During the quarter, net gains or losses representing net changes in the fair value of financial assets and financial liabilities designated as held-for-trading increased by $56 million (three months ended January 31, 2011 – $246 million decrease; April 30, 2010 – $50 million increase). During the six months ended April 30, 2011, net gains or losses representing net changes in the fair value of financial assets and financial liabilities designated as held-for-trading decreased by $190 million (six months ended April 30, 2010 – $163 million increase).

Financial instruments measured at amortized cost

The following were recognized in Non-interest income during the three and six months ended April 30, 2011 and the corresponding comparative periods:

	For the three months ended			For the six months ended
	April 30 2011	January 31 2011	April 30 2010	April 30 2011	April 30 2010
Net fee income which does not form an integral part of the effective interest rate of financial assets and liabilities other than held-for-trading	$911	$954	$865	$1,865	$1,798
Net fee income arising from trust and other fiduciary activities	1,676	1,778	1,318	3,454	2,832
Net gains arising from financial instruments measured at amortized cost	—	—	1	—	3
Total	$2,587	$2,732	$2,184	$5,319	$4,633

Note 12: Income Taxes

Recoverability of Deferred Tax Asset

On a quarterly basis, we review our deferred tax asset, which is included in Other assets on our Consolidated Balance Sheets, to determine whether it is more likely than not that the benefits associated with this asset will be realized; this review involves evaluating both positive and negative evidence. Our deferred tax asset represents temporary differences between the financial reporting and tax bases of certain of our assets and liabilities in addition to the tax benefit of net operating loss carry-forwards. Our review regarding the realizability of our deferred tax asset as at April 30, 2011 included an assessment of the tax benefit associated with our U.S. banking operations, which is currently generating negative earnings and contributing to the body of negative evidence. Based on our review, we concluded that there is sufficient positive evidence to overcome the negative evidence that the deferred tax asset associated with our U.S. banking operations is realizable. Overall, we believe that, based on all available evidence, it is more likely than not that the future income tax assets will be realized through a combination of future reversals of temporary differences and taxable income.

Income taxes on components of Other comprehensive income

The income tax expense or benefit allocated to each component of Other comprehensive income is presented in the following table:

	For the three months ended			For the six months ended
	April 30 2011	January 31 2011	April 30 2010	April 30 2011	April 30 2010 (1)
Net unrealized gains (losses) on available-for-sale securities	$5	$(33)	$50	$(28)	$62
Reclassification of (gains) losses on available-for-sale securities to income	(19)	16	(6)	(3)	(36)
Net foreign currency translation gains from hedging activities	358	203	610	561	788
Net gains (losses) on derivatives designated as cash flow hedges	5	16	19	21	(5)
Reclassification of gains (losses) on derivatives designated as cash flow hedges to income	26	27	3	53	(5)
Total income taxes	$375	$229	$676	$604	$804

48        Royal Bank of Canada        Second Quarter 2011

Note 13: Earnings per share

	For the three months ended			For the six months ended
	April 30 2011	January 31 2011	April 30 2010	April 30 2011	April 30 2010
Basic earnings per share
Net income	$1,506	$1,839	$1,329	$3,345	$2,826
Preferred share dividends	(64)	(65)	(65)	(129)	(129)
Net income available to common shareholders	$1,442	$1,774	$1,264	$3,216	$2,697
Average number of common shares (in thousands)	1,426,504	1,424,094	1,420,375	1,425,279	1,419,242
Basic earnings per share	$1.01	$1.25	$0.89	$2.26	$1.90
Diluted earnings per share
Net income available to common shareholders	$1,442	$1,774	$1,264	$3,216	$2,697
Average number of common shares (in thousands)	1,426,504	1,424,094	1,420,375	1,425,279	1,419,242
Stock options (1)	4,003	3,525	5,564	3,719	5,598
Issuable under other stock-based compensation plans	1,128	1,259	1,880	1,195	1,936
Exchangeable shares (2)	6,413	6,413	6,413	6,413	6,413
Average number of diluted common shares (in thousands)	1,438,048	1,435,291	1,434,232	1,436,606	1,433,189
Diluted earnings per share	$1.00	$1.24	$0.88	$2.24	$1.88

(1)	The dilutive effect of the stock options was calculated using the treasury stock method. When the exercise price of the options outstanding is greater than the average market price of our common shares, the options are excluded from the calculation of diluted earnings per share. The following amounts were excluded from the calculation of diluted earnings per share; for the three months ended April 30, 2011 – no average options outstanding; for the three months ended January 31. 2011 – 4,075,235 average options outstanding with an average price of $55.05; for the three months ended April 30, 2010 – no average options outstanding. The following amounts were excluded from the six month period calculations of diluted earnings per share: for the six months ended April 30, 2011 – 41,124 average options outstanding with an average exercise price of $57.90 and for the six months ended April 30, 2010 – 41,124 average options outstanding with an average exercise price of $57.90.
(2)	Exchangeable shares were issued for the acquisition of Phillips, Hager & North Investment Management Ltd. Refer to Note 11 to our 2009 Annual Consolidated Financial Statements and Note 7 of these financial statements.

Note 14: Guarantees and contingencies

Guarantees

In the normal course of our business, we enter into numerous agreements that may contain features that meet the definition of a guarantee pursuant to CICA Accounting Guideline 14, Disclosure of Guarantees. The maximum potential amount of future payments represents the maximum risk of loss if there was a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions, insurance policies or from collateral held or pledged. The following table summarizes significant guarantees that we have provided to third parties:

	As at
	April 30, 2011		October 31, 2010
	Maximum potential amount of future payments	Carrying value	Maximum potential amount of future payments	Carrying value
Credit derivatives and written put options (1)	$8,706	$219	$11,604	$365
Backstop liquidity facilities (2), (3)	20,274	116	20,827	55
Stable value products (4)	18,049	171	19,683	172
Financial standby letters of credit and performance guarantees (3)	17,892	145	17,854	90
Credit enhancements (3)	3,037	67	3,211	66
Mortgage loans sold with recourse	67	–	323	–
(1)	The carrying value is included in Other – Derivatives on our Consolidated Balance Sheets. The notional amount of the contract approximates the maximum potential amount of future payments.
(2)	During 2008 and 2009, certain RBC administered multi-seller asset-backed commercial paper conduit programs drew down certain of our backstop liquidity facilities. There were no liquidity draws during the six months ended April 30, 2010 and 2011. We continue to receive principal payments and these principal payments are used to reduce the outstanding loan balances. As at April 30, 2011, these loans totalled US$1.5 billion (C$1.4 billion) (October 31, 2010 – US$1.5 billion; C$1.5 billion), before the allowance for loan losses of US$2 million (C$2 million) (October 31, 2010 – US$2 million; C$2 million), and are included in Loans – Wholesale on our Consolidated Balance Sheets.
(3)	The carrying value is included in Other – Other liabilities on our Consolidated Balance Sheets. The maximum potential amount of future payments includes $.7 billion (October 31, 2010 – $.8 billion) related to the ARS Tender Option Bond (TOB) programs and represents the higher of the notional amounts of the letters of credit and the liquidity facilities.
(4)	The notional amount of the contract approximates the maximum potential amount of future payments. The maximum potential amount of future payments comprise $7.3 billion (October 31, 2010 – $7.8 billion) for bank-owned life insurance policies and $10.7 billion (October 31, 2010 – $11.8 billion) for U.S. Employee Retirement Income Security Act of 1974 (ERISA)-governed pension plans such as 401(k) plans. We have recorded a provision in connection with the stable value contracts on bank-owned life insurance policies that reflects both the value of the assets in the underlying investment portfolios of the policies and our estimate of the probability of the policyholders surrendering their policies. During the quarter, we recognized unrealized losses of $16 million (three months ended January 31, 2011 – gain of $3 million; three months ended April 30, 2010- gain of $28 million).

In addition to the aforementioned guarantees, we transact substantially all of our securities lending activities in which we act as an agent for the owners of securities through our joint venture, RBC Dexia Investor Services (RBC Dexia IS). As at April 30, 2011, RBC Dexia IS securities lending indemnifications totalled $58.5 billion (October 31, 2010 –$52.1 billion); we are exposed to 50% of this amount.

Refer to Note 25 of our 2010 Annual Consolidated Financial Statements for further information on the above guarantees and a description of our obligations under certain indemnification agreements.

Pledged assets

Details of assets pledged against liabilities are shown in the following tables:

	As at
	April 30 2011	October 31 2010
Cash and due from banks	$660	$506
Interest-bearing deposits with banks	5,812	6,092
Loans	13,243	12,822
Securities	59,901	45,034
Assets purchased under reverse repurchase agreements	48,422	42,847
Other assets	86	1,264
	$128,124	$108,565

	As at
	April 30 2011	October 31 2010
Assets pledged to:
Foreign governments and central banks	$2,419	$2,332
Clearing systems, payment systems and depositories	2,751	2,154
Assets pledged in relation to:
Securities borrowing and lending	33,787	31,359
Obligations related to securities sold under repurchase agreements	63,005	47,786
Derivative transactions	14,963	15,232
Covered bonds	9,953	8,557
Other	1,246	1,145
	$128,124	$108,565

Royal Bank of Canada        Second Quarter 2011        49

Note 14: Guarantees and contingencies (continued)

We are also required to provide intraday pledges to the Bank of Canada when we use the Large Value Transfer System (LVTS), which is a real time electronic wire transfer system that continuously processes all Canadian dollar large-value or time-critical payments throughout the day. The pledged assets earmarked for LVTS activity are normally released back to us at the end of the settlement cycle each day. Therefore, the pledged assets are not included in the table above. For the three months ended April 30, 2011, we had on average $3.3 billion (October 31, 2010 – $3.4 billion; April 30, 2010 – $3.4 billion) of assets pledged intraday to the Bank of Canada on a daily basis. For the six months ended April 30, 2011, we had on average $3.2 billion (April 30, 2010 - $4.0 billion) of assets pledged intraday to the Bank of Canada on a daily basis. There are infrequent occasions where we are required to take an overnight advance from the Bank of Canada to cover a settlement requirement, in which case an equivalent value of the pledged assets would be used to secure the advance. There were no overnight advances outstanding as at April 30, 2011, October 31, 2010 and April 30, 2010.

Collateral

As at April 30, 2011, the approximate market value of collateral accepted that may be sold or repledged by us was $118.4 billion (October 31, 2010 – $113.3 billion). This collateral was received in connection with reverse repurchase agreements, securities borrowings and loans, and derivative transactions. Of this amount, $29.2 billion (October 31, 2010 – $41.1 billion) has been sold or repledged, generally as collateral under repurchase agreements or to cover short sales.

Litigation

We are a defendant in a number of actions alleging that certain of our practices and actions were improper. The lawsuits involve a variety of complex issues and the timing of their resolution is varied and uncertain. While management believes that we will ultimately be successful in resolving these lawsuits without material financial impact to the Bank, this is an area of significant judgment and potential liability resulting from these lawsuits could be material to our results of operations in any particular period.

We are a defendant in a class action lawsuit which is subject to regulatory investigation relating to our role in transactions involving investments made by a number of Wisconsin school districts in certain collateral debt obligations. We are fully cooperating with the regulatory investigation and vigorously defending the lawsuit. It is not possible to predict the ultimate outcome of these proceedings or the timing of their resolution; however, management believes the ultimate resolution of these proceedings will not have a material adverse effect on our consolidated financial position or results of operations.

Management reviews the status of the above proceedings on an ongoing basis and will exercise its judgment in resolving them in such manner as management believes to be in the Bank’s best interest. We will continue to defend ourselves vigorously in these matters.

Various other legal proceedings are pending that challenge certain of our other practices or actions. We consider that the aggregate liability resulting from these other proceedings will not be material to our consolidated financial position or results of operations.

50        Royal Bank of Canada        Second Quarter 2011

Note 15: Results by business segment

Quarterly earnings

	Canadian Banking			Wealth Management			Insurance
	Q2/11	Q1/11	Q2/10	Q2/11	Q1/11	Q2/10	Q2/11	Q1/11	Q2/10
Net interest income	$1,928	$1,976	$1,810	$89	$91	$72	$–	$–	$–
Non-interest income	814	802	781	1,122	1,094	903	1,306	929	1,327
Total revenue	2,742	2,778	2,591	1,211	1,185	975	1,306	929	1,327
Provision for (recovery of) credit losses	247	257	302	–	–	–	–	–	–
Insurance policyholder benefits, claims and acquisition expense	–	–	–	–	–	–	1,021	629	1,096
Non-interest expense	1,313	1,297	1,234	917	874	828	137	149	136
Net income (loss) before income taxes	1,182	1,224	1,055	294	311	147	148	151	95
Income taxes (recoveries)	331	342	319	74	90	57	2	6	(12)
Non-controlling interest	–	–	–	–	–	–	–	–	–
Net income (loss)	$851	$882	$736	$220	$221	$90	$146	$145	$107
Less: Preferred dividends (2)	18	18	17	9	8	7	3	3	3
Net income (loss) available to common shareholders	$833	$864	$719	$211	$213	$83	$143	$142	$104
Total assets (3)	$293,900	$292,800	$278,900	$22,500	$22,600	$19,100	$9,800	$14,900	$13,900

Quarterly earnings

	International Banking			Capital Markets (1)			Corporate Support (1)
	Q2/11	Q1/11	Q2/10	Q2/11	Q1/11	Q2/10	Q2/11	Q1/11	Q2/10
Net interest income	$331	$354	$351	$656	$623	$660	$(292)	$(271)	$(194)
Non-interest income	229	258	252	860	1,405	940	89	128	65
Total revenue	560	612	603	1,516	2,028	1,600	(203)	(143)	(129)
Provision for (recovery of) credit losses	118	131	185	(5)	(27)	21	(16)	(27)	(4)
Insurance policyholder benefits, claims and acquisition expense	–	–	–	–	–	–	–	–	–
Non-interest expense	507	489	510	936	1,126	862	25	11	2
Net income (loss) before income taxes	(65)	(8)	(92)	585	929	717	(212)	(127)	(127)
Income taxes (recoveries)	(43)	(33)	(66)	175	311	216	(140)	(104)	(71)
Non-controlling interest	1	1	1	3	5	(1)	23	23	23
Net income (loss)	$(23)	$24	$(27)	$407	$613	$502	$(95)	$(46)	$(79)
Less: Preferred dividends (2)	12	13	13	17	17	15	5	6	10
Net income (loss) available to common shareholders	$(35)	$11	$(40)	$390	$596	$487	$(100)	$(52)	$(89)
Total assets (3)	$54,600	$55,500	$53,400	$362,400	$348,300	$302,100	$(14,300)	$(13,000)	$(12,300)
Quarterly earnings
								Total
							Q2/11	Q1/11	Q2/10
Net interest income							$2,712	$2,773	$2,699
Non-interest income							4,420	4,616	4,268
Total revenue							7,132	7,389	6,967
Provision for (recovery of) credit losses							344	334	504
Insurance policyholder benefits, claims and acquisition expense							1,021	629	1,096
Non-interest expense							3,835	3,946	3,572
Net income (loss) before income taxes							1,932	2,480	1,795
Income taxes (recoveries)							399	612	443
Non-controlling interest							27	29	23
Net income (loss)							$1,506	$1,839	$1,329
Less: Preferred dividends (2)							64	65	65
Net income (loss) available to common shareholders							$1,442	$1,774	$1,264
Total assets (3)							$728,900	$721,100	$655,100

Royal Bank of Canada        Second Quarter 2011        51

Note 15: Results by business segment (continued)

Six months earnings

	Canadian Banking		Wealth Management		Insurance
	Q2/11	Q2/10	Q2/11	Q2/10	Q2/11	Q2/10
Net interest income	$3,904	$3,689	$180	$150	$–	$–
Non-interest income	1,616	1,540	2,216	1,889	2,235	2,709
Total revenue	5,520	5,229	2,396	2,039	2,235	2,709
Provision for credit losses	504	620	–	–	–	–
Insurance policyholder benefits, claims and acquisition expense	–	–	–	–	1,650	2,226
Non-interest expense	2,610	2,439	1,791	1,634	286	265
Net income before income taxes	2,406	2,170	605	405	299	218
Income taxes (recoveries)	673	657	164	96	8	(7)
Non-controlling interest	–	–	–	–	–	–
Net income	$1,733	$1,513	$441	$309	$291	$225
Less: Preferred dividends (2)	36	32	17	15	6	6
Net income available to common shareholders	$1,697	$1,481	$424	$294	$285	$219
Total assets (3)	$293,900	$278,900	$22,500	$19,100	$9,800	$13,900

Six months earnings

	International Banking		Capital Markets (1)		Corporate Support (1)
	Q2/11	Q2/10	Q2/11	Q2/10	Q2/11	Q2/10
Net interest income	$685	$671	$1,279	$1,389	$(563)	$(453)
Non-interest income	487	480	2,265	2,051	217	186
Total revenue	1,172	1,151	3,544	3,440	(346)	(267)
Provision for (recovery of) credit losses	249	360	(32)	51	(43)	(34)
Insurance policyholder benefits, claims and acquisition expense	–	–	–	–	–	–
Non-interest expense	996	1,020	2,062	1,813	36	27
Net income (loss) before income taxes	(73)	(229)	1,514	1,576	(339)	(260)
Income taxes (recoveries)	(76)	(146)	486	504	(244)	(96)
Non-controlling interest	2	1	8	(1)	46	46
Net income (loss)	$1	$(84)	$1,020	$1,073	$(141)	$(210)
Less: Preferred dividends (2)	25	26	34	31	11	19
Net income (loss) available to common shareholders	$(24)	$(110)	$986	$1,042	$(152)	$(229)
Total assets (3)	$54,600	$53,400	$362,400	$302,100	$(14,300)	$(12,300)

Six months earnings

	Total
	Q2/11	Q2/10
Net interest income	$5,485	$5,446
Non-interest income	9,036	8,855
Total revenue	14,521	14,301
Provision for credit losses	678	997
Insurance policyholder benefits, claims and acquisition expense	1,650	2,226
Non-interest expense	7,781	7,198
Net income before income taxes	4,412	3,880
Income taxes	1,011	1,008
Non-controlling interest	56	46
Net income	$3,345	$2,826
Less: Preferred dividends (2)	129	129
Net income available to common shareholders	$3,216	$2,697
Total assets (3)	$728,900	$655,100

(1)	Taxable equivalent basis (Teb). Teb adjustments gross up Net interest income from certain tax-advantaged sources (Canadian taxable corporate dividends) to their effective tax equivalent value with the corresponding offset recorded in the provision for income taxes.
(2)	Preferred dividends are allocated to the segments based on economic capital.
(3)	Includes spot balances and securitized mortgage amounts.

Management reporting framework

Our management reporting framework is intended to measure the performance of each business segment as if it were a stand-alone business and reflect the way our business segments are managed. Refer to Note 28 of our 2010 Annual Consolidated Financial Statements for further information about this framework. Effective November 1, 2010, we revised our economic capital methodologies to include an additional pro-rata allocation to the business segments of previously unallocated capital. The revised allocation methodology, which has been applied prospectively, further aligns our capital allocation processes with the new higher capital requirements of Basel III. In addition, we ceased allocating certain operating, technology and functional costs to our International Banking segment because they were no longer representative of the services performed on the segments behalf. This adjustment, which has been applied prospectively, has reduced the costs allocated to International Banking.

52        Royal Bank of Canada        Second Quarter 2011

Note 16: Capital management

Regulatory capital and capital ratios

The Office of the Superintendent of Financial Institutions (OSFI) formally establishes risk-based capital targets for deposit-taking institutions in Canada. These targets are currently a Tier 1 capital ratio of 7% and a Total capital ratio of 10%. In addition to the Tier 1 and Total capital ratios, Canadian banks are required to ensure that their assets-to-capital multiple, which is calculated by dividing gross adjusted assets by Total capital, does not exceed a maximum level prescribed by OSFI. Our assets-to-capital multiple remains below the maximum prescribed by OSFI.

Regulatory capital, risk-weighted assets and capital ratios

	As at
	April 30	October 31
	2011	2010
Capital
Tier 1 capital	$34,551	$33,972
Total capital	39,824	37,625
Risk-weighted assets
Credit risk	$188,683	$197,195
Market risk	24,382	24,828
Operational risk	40,170	38,433
Total risk-weighted assets	$253,235	$260,456
Capital ratios and multiples
Tier 1 capital ratio	13.6%	13.0%
Total capital ratio	15.7%	14.4%
Tier 1 common ratio	10.3%	9.8%
Assets-to-capital multiple	16.2X	16.5X

Note 17: Reconciliation of Canadian and United States generally accepted accounting principles

The Interim Consolidated Financial Statements are prepared in accordance with Subsection 308 of the Bank Act (Canada), which states that except as otherwise specified by the OSFI, the Interim Consolidated Financial Statements are to be prepared in accordance with Canadian GAAP. As required by the U.S. Securities and Exchange Commission (SEC), material differences between Canadian and United States GAAP are quantified below. For a complete discussion of Canadian and U.S. GAAP differences, refer to Note 31 to our 2010 Annual Consolidated Financial Statements.

Condensed Consolidated Balance Sheets

	As at
	April 30, 2011 (1)			October 31, 2010 (1), (2)			April 30, 2010
	Canadian GAAP	Differences	U.S. GAAP	Canadian GAAP	Differences	U.S. GAAP	Canadian GAAP	Differences	U.S. GAAP
Assets
Cash and due from banks	$8,949	$(194)	$8,755	$9,330	$(181)	$9,149	$8,757	$(60)	$8,697
Interest-bearing deposits with banks	13,223	(8,274)	4,949	13,252	(8,676)	4,576	8,888	(6,033)	2,855
Securities	209,007	(3,598)	205,409	193,331	(7,299)	186,032	188,236	(6,826)	181,410
Assets purchased under reverse repurchase agreements and securities borrowed	79,830	(2,476)	77,354	72,698	(1,595)	71,103	52,804	(1,764)	51,040
Loans, net of allowance for loan losses	295,469	498	295,967	292,206	(551)	291,655	283,069	(794)	282,275
Other (3)	122,439	(42,562)	79,877	145,389	(63,366)	82,023	113,382	(39,436)	73,946

	$728,917	$(56,606)	$672,311	$726,206	$(81,668)	$644,538	$655,136	$(54,913)	$600,223

Liabilities and shareholders’ equity
Deposits	$441,377	$(16,580)	$424,797	$433,033	$(20,071)	$412,962	$397,840	$(15,396)	$382,444
Other (4)	236,496	(38,890)	197,606	244,558	(61,156)	183,402	209,778	(39,151)	170,627
Subordinated debentures	7,603	–	7,603	6,681	–	6,681	5,813	–	5,813
Trust capital securities	742	(742)	–	727	(727)	–	1,398	(1,398)	–
Total liabilities	686,218	(56,212)	630,006	684,999	(81,954)	603,045	614,829	(55,945)	558,884
RBC shareholders’ equity (5)	40,435	(980)	39,455	38,951	(456)	38,495	38,064	(397)	37,667
Non-controlling interest in subsidiaries	2,264	586	2,850	2,256	742	2,998	2,243	1,429	3,672
Total equity	42,699	(394)	42,305	41,207	286	41,493	40,307	1,032	41,339

	$728,917	$(56,606)	$672,311	$726,206	$(81,668)	$644,538	$655,136	$(54,913)	$600,223

(1)	Refer to the “Securitizations and VIEs” section of this note for the financial assets and liabilities related to VIEs.
(2)	Due to the restatement of the estimated loss on the sale of Liberty Life that was recorded in the fourth quarter of 2010, we have restated the following as at October 31, 2010: Assets - Other from $81,825 million to $82,023 million, Total assets from $644,340 million to $644,538 million, RBC shareholders’ equity from $38,297 million to $38,495 million, Total equity from $41,295 million to $41,493 million and Liabilities and shareholders’ equity from $644,340 million to $644,538 million under U.S. GAAP.
(3)	Includes adjustments of $64,296 million as at April 30, 2011 (October 31, 2010 — $85,782 million) related to Derivatives, which is primarily due to offsetting amounts under master netting agreements under U.S. GAAP. Refer to the section, Material differences between Canadian and U.S. GAAP — Right of offset, in Note 31 to our 2010 Annual Consolidated Financial Statements.
(4)	Includes adjustments of $64,347 million as at April 30, 2011 (October 31, 2010 — $84,378 million) related to Derivatives, which is primarily due to offsetting amounts under master netting agreements under U.S. GAAP. Refer to the section, Material differences between Canadian and U.S. GAAP — Right of offset, in Note 31 to our 2010 Annual Consolidated Financial Statements.
(5)	Included in our consolidated net income as at April 30, 2011 was $647 million (October 31, 2010 — $583 million) of undistributed earnings of our joint ventures and investments accounted for using the equity method under U.S. GAAP.

Royal Bank of Canada        Second Quarter 2011        53

Note 17: Reconciliation of Canadian and United States generally accepted accounting principles (continued)

Material balance sheet reconciling items

The following table presents the increases or (decreases) in assets, liabilities and shareholders’ equity by material differences between Canadian and U.S. GAAP.

Condensed Consolidated Statements of Income

	For the three months ended		For the six months ended
	April 30 2011	April 30 2010	April 30 2011	April 30 2010
Net income, Canadian GAAP	$1,506	$1,329	$3,345	$2,826
Differences:
Net interest income
Joint ventures	(24)	(15)	(42)	(32)
Liabilities and equity	14	26	27	51
Variable interest entities	43	–	91	–
Non-interest income
Insurance accounting	(187)	(304)	10	(700)
Derivative instruments and hedging activities	9	(8)	10	(13)
Reclassification of securities, impairment of available-for-sale securities and application of the fair value option	(32)	77	33	97
Variable interest entities	4	–	18	–
Joint ventures	(171)	(165)	(342)	(333)
Other (1)	8	–	8	–
Insurance policyholder benefits, claims and acquisition expense	183	321	(11)	704
Non-interest expense
Insurance accounting	10	14	23	28
Joint ventures	176	166	345	333
Variable interest entities	2	–	2	–
Other	(5)	29	(5)	68
Income taxes and net difference in income taxes due to the above items	21	(46)	(6)	(53)
Non-controlling interest in net income of subsidiaries
Variable interest entities	2	–	4	–
Liabilities and equity	(14)	(26)	(27)	(51)
Net income, U.S. GAAP	$1,545	$1,398	$3,483	$2,925
Basic earnings per share (2)
Canadian GAAP	$1.01	$.89	$2.26	$1.90
U.S. GAAP	$1.04	$.94	$2.35	$1.97

Diluted earnings per share (2)
Canadian GAAP	$1.00	$.88	$2.24	$1.88
U.S. GAAP	$1.03	$.93	$2.33	$1.95

(1)	Relates to the loss on sale of Liberty Life. Refer to the subsection ‘Disposition of Liberty Life’ later in this note.
(2)	The impact of calculating earnings per share using the two-class method reduced U.S. GAAP basic and diluted earnings per share (loss) for all periods presented by less than one cent.

54        Royal Bank of Canada        Second Quarter 2011

Note 17: Reconciliation of Canadian and United States generally accepted accounting principles (continued)

Condensed Consolidated Statements of Cash Flows

	For the three months ended		For the six months ended
	April 30 2011	April 30 2010	April 30 2011	April 30 2010
Cash flows from (used in) operating activities, Canadian GAAP	$150	$4,137	$(15,710)	$3,025
U.S. GAAP adjustment for net income	39	69	138	99
Adjustments to determine net cash (used in) from operating activities	(1,835)	3,867	(1,189)	2,046
Net cash (used in) from operating activities, U.S. GAAP	(1,646)	8,073	(16,761)	5,170
Cash flows from (used in) investing activities, Canadian GAAP	2,210	(3,677)	(9,681)	(9,893)
Adjustments to determine net cash from (used in) investing activities	346	(1,538)	(702)	(1,921)
Net cash from (used in) investing activities, U.S. GAAP	2,556	(5,215)	(10,383)	(11,814)
Cash flows (used in) from financing activities, Canadian GAAP	(1,468)	(1,061)	25,203	7,470
Adjustments to determine net cash from (used in) financing activities	1,440	(2,390)	1,740	(165)
Net cash (used in) from financing activities, U.S. GAAP	(28)	(3,451)	26,943	7,305
Effect of exchange rate changes on cash and due from banks	(146)	(177)	(193)	(198)
Net change in cash and due from banks	736	(770)	(394)	463
Cash and due from banks at beginning of the period	8,019	9,467	9,149	8,234
Cash and due from banks at end of the period, U.S. GAAP	$8,755	$8,697	$8,755	$8,697

Accumulated other comprehensive income (loss), net of income taxes

	As at
	April 30, 2011			October 31, 2010	April 30, 2010
	Canadian GAAP	Differences	U.S. GAAP
Transition adjustments (1)	$59	$(80)	$(21)	$(21)	$(21)
Unrealized (losses) gains on available-for-sale securities:
Transition adjustment and unrealized gains (losses) of other-than-temporarily-impaired debt securities (2), (3)	–	159	159	83	(12)
Net unrealized (losses) gains of other securities	(32)	281	249	808	365
Unrealized foreign currency translation (losses), net of hedging activities	(2,249)	29	(2,220)	(1,648)	(1,671)
(Losses) on derivatives designated as cash flow hedges	(385)	(56)	(441)	(633)	(402)
Additional pension obligation	–	(1,209)	(1,209)	(1,209)	(956)
Accumulated other comprehensive (loss) income, net of income taxes	$(2,607)	$(876)	$(3,483)	$(2,620)	$(2,697)

(1)	Transition adjustment differences primarily include: (i) $(104) million related to the reclassification, as of November 1, 2008, of certain securities from AFS to loans in accordance with the CICA’s amendments to Section 3855 (refer to Note 1 to our 2009 Annual Consolidated Financial Statements); (ii) $(18) million related to the adoption of the fair value option standard in Accounting Standards Codification (ASC) Topic 825-10 (FAS 159); refer to the section, Application of the fair value option, in Note 31 to our 2010 Annual Consolidated Financial Statements; (iii) $(3) million related to the implementation of measurement date requirements in ASC Topic 715 (FAS 158); refer to the section, Pensions and other post-employment benefits, in Note 31 to our 2010 Annual Consolidated Financial Statements.
(2)	For the debt securities that we do not intend to sell or it is more likely than not that we will not be required to sell before recovery of the amortized costs, the credit related portion of the unrealized loss was recognized in income and the non-credit related portion in Other Comprehensive Income (OCI) under U.S. GAAP.
(3)	Transitional adjustment upon adoption of ASC Topic 320 (FSP FAS 115-2 and FAS 124-2) as at May 1, 2009 was a net unrealized loss of $225 million after taxes. Refer to the section, Other-than-temporary impairment of securities, in Note 31 to our 2010 Annual Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

	For the three months ended
	April 30, 2011			April 30, 2010
	Canadian GAAP	Differences	U.S. GAAP
Net income	$1,506	$39	$1,545	$1,398
Other comprehensive income, net of taxes
Net unrealized (losses) gains on available-for-sale securities, net of reclassification adjustments:
Unrealized gains of other-than-temporarily impaired debt securities (1)	–	26	26	9
Net unrealized (losses) of other securities	(61)	(61)	(122)	(21)
Unrealized foreign currency translation (losses)	(1,472)	(4)	(1,476)	(1,603)
Reclassification of (gains) losses on foreign currency translation to income	(1)	1	–	–
Net foreign currency translation gains from hedging activities	943	–	943	1,338
Net gains on derivatives designated as cash flow hedges	13	–	13	42
Reclassification of losses on derivatives designated as cash flow hedges to income	65	–	65	8
Total comprehensive income	$993	$1	$994	$1,171
Income taxes deducted from the above items:
Net unrealized (losses) gains on available-for-sale securities	$(14)	$(41)	$(55)	$16
Net foreign currency translation gains from hedging activities	358	–	358	610
Net gains on derivatives designated as cash flow hedges	5	–	5	19
Reclassification of losses on derivatives designated as cash flow hedges to income	26	–	26	3
Total income taxes	$375	$(41)	$334	$648

(1)	Represents unrealized gains and losses of other-than-temporarily impaired debt securities since May 1, 2009, the adoption date of ASC Topic 320 (FSP FAS 115-2 and FAS 124-21); refer to the section, Other-than-temporary impairment of securities, in Note 31 to our 2010 Annual Consolidated Financial Statements.

Royal Bank of Canada        Second Quarter 2011        55

Note 17: Reconciliation of Canadian and United States generally accepted accounting principles (continued)

Consolidated Statements of Comprehensive Income

	For the six months ended
	April 30, 2011			April 30, 2010
	Canadian GAAP	Differences	U.S. GAAP
Net income	$3,345	$138	$3,483	$2,925
Other comprehensive income, net of taxes
Net unrealized (losses) gains on available-for-sale securities, net of reclassification adjustments:
Unrealized gains of other-than-temporarily impaired debt securities (1)	–	76	76	27
Net unrealized (losses) gains of other securities	(136)	(423)	(559)	9
Unrealized foreign currency translation (losses)	(1,992)	(15)	(2,007)	(2,065)
Reclassification of (gains) losses on foreign currency translation to income	(7)	7	–	–
Net foreign currency translation gains from hedging activities	1,435	–	1,435	1,723
Net gains (losses) on derivatives designated as cash flow hedges	58	–	58	(12)
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	134	–	134	(9)
Total comprehensive income	$2,837	$(217)	$2,620	$2,598
Income taxes deducted from the above items:
Net unrealized (losses) gains on available-for-sale securities	$(31)	$(185)	$(216)	$21
Net foreign currency translation gains from hedging activities	561	–	561	788
Net gains (losses) on derivatives designated as cash flow hedges	21	–	21	(5)
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	53	–	53	(5)
Total income taxes	$604	$(185)	$419	$799

(1)	Represents unrealized gains and losses of other-than-temporarily impaired debt securities since May 1, 2009, the adoption date of ASC Topic 320 (FSP FAS 115-2 and FAS 124-21); refer to the section, Other-than-temporary impairment of securities, in Note 31 to our 2010 Annual Consolidated Financial Statements.

Disposition of Liberty Life

As stated in Note 7, the sale of Liberty Life to Athene Holding Ltd. closed on April 29, 2011. In the process of finalizing the sale, we determined that the estimated loss we recorded in the fourth quarter of 2010 did not include the impact of the unrealized gains on AFS securities. As a result, we have restated the estimated loss, which was included in Non-interest income – Other in the fourth quarter of 2010, from $414 million to $216 million on a before- and after-tax basis. This error does not impact any periods prior to the fourth quarter of 2010.

Upon closing the sale, we determined the loss to be $199 million on a before- and after-tax basis. The difference between $216 million recorded in the fourth quarter of 2010 and this amount has been recorded in Non-interest income – Other. The following tables set forth restated financial information, including the loss on sale.

	For year ended October 31, 2010
	As previously reported	As restated
Financial information of Liberty Life
Non interest income	$35	$233
Insurance policyholder benefits, claims and actuarial expenses	(371)	(371)
Net interest expense	(62)	(62)
Net loss before tax	(398)	(200)
Net loss	(400)	(202)
RBC Condensed Consolidated Statements of Income
Non interest income – Other	$(298)	$(100)
Net income, U.S. GAAP	$4,966	$5,164
Basic earnings per share – U.S. GAAP (1)	$3.41	$3.45
Diluted earnings per share – U.S. GAAP (1)	$3.38	$3.42

(1)	Our previously reported results for the year ended October 31, 2010, inadvertently overstated our Basic earnings per share and Diluted earnings per share by ten cents each. The actual amounts were $3.31 and $3.28, respectively.

Securities

The following table represents the duration of the unrealized losses on our AFS and held-to-maturity securities. Refer to Note 3 for the reasons why these securities are considered to be not other-than-temporarily impaired as at April 30, 2011. The gross unrealized losses of the AFS securities under U.S. GAAP are higher than those under Canadian GAAP as disclosed in Note 3, primarily because certain of these securities were designated as held-for-trading using the fair value option and also due to the reclassification of certain AFS securities to loans under Canadian GAAP.

56        Royal Bank of Canada        Second Quarter 2011

Note 17: Reconciliation of Canadian and United States generally accepted accounting principles (continued)

Fair value and unrealized losses position for Available-for-sale securities

	As at April 30, 2011
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Canadian government debt
Federal	$93	$3	$–	$–	$93	$3
Provincial and municipal	221	9	13	1	234	10
U.S. state, municipal and agencies debt	1,906	23	110	18	2,016	41
Other OECD government debt	790	4	109	2	899	6
Mortgage-backed securities (1)	73	3	692	66	765	69
Asset-backed securities
CDOs	–	–	162	33	162	33
Non-CDO securities	483	1	728	18	1,211	19
Corporate debt and other debt	2,690	18	559	179	3,249	197
Equities	13	–	38	3	51	3
Loan substitute securities	–	–	209	12	209	12

	$6,269	$61	$2,620	$332	$8,889	$393

(1)	The majority of the MBS are residential. Fair value and unrealized losses of commercial MBS for less than 12 months are $nil and $nil, respectively and for 12 months or more are $nil and $nil, respectively.

	As at October 31, 2010
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Canadian government debt
Federal	$510	$1	$–	$–	$510	$1
Provincial and municipal	17	1	10	–	27	1
U.S. state, municipal and agencies debt	748	3	42	1	790	4
Other OECD government debt	774	3	16	1	790	4
Mortgage-backed securities (1)	119	7	1,390	186	1,509	193
Asset-backed securities
CDOs	–	–	198	17	198	17
Non-CDO securities	1,099	6	508	29	1,607	35
Corporate debt and other debt	2,486	87	774	182	3,260	269
Equities	26	6	45	5	71	11
Loan substitute securities	–	–	192	28	192	28

	$5,779	$114	$3,175	$449	$8,954	$563

(1)	The majority of the MBS are residential. Fair value and unrealized losses of commercial MBS for less than 12 months are $nil and $nil, respectively and for 12 months or more are $58 million and $2 million, respectively.

Other-than-temporary impairment of securities

ASC Topic 320, Investments – Debt and Equity Securities provides impairment assessment guidance and recognition principles of other-than-temporary impairment for debt securities and enhances the presentation and disclosure requirements for debt as well as equity securities. In accordance with this guidance, the unrealized loss on an AFS debt security is an other-than-temporary impairment when: (i) the entity has the intent to sell the security; (ii) it is more likely than not that the entity will be required to sell the security before recovery of the amortized cost; or (iii) the entity does not expect to recover the entire amortized cost of the security (credit loss) even though it will not sell the security. If one of the first two conditions is met, the full amount of the unrealized loss in AOCI should be recognized in income. If these two conditions are not met but the entity has incurred a credit loss on the security, the credit loss and the non-credit related loss are recognized in income and OCI, respectively.

Other-than-temporary impairment losses of AFS debt securities

	For the three months ended
	April 30, 2011	April 30, 2010
Credit related losses for securities which we do not intend to sell or more-likely-than-not will not be required to sell	$2	$10
Total losses for securities which we intend to sell or more-likely-than-not will be required to sell	–	17
Total write-downs of debt securities recognized in income	$2	$27
Add: Non-credit related losses of debt securities recognized in OCI (before income taxes) (1)	31	18
Total realized and unrealized other-than-temporary impairment losses	$33	$45

(1)	The balance presented excludes $50 million for the three months ended April 30, 2011 (April 30, 2010 – $59 million) of gross unrealized gains recorded in OCI related to securities for which fair values have recovered since the last period.

Royal Bank of Canada        Second Quarter 2011        57

Note 17: Reconciliation of Canadian and United States generally accepted accounting principles (continued)

	For the six months ended
	April 30, 2011	April 30, 2010
Credit related losses for securities which we do not intend to sell or more-likely-than-not will not be required to sell	$20	$49
Total losses for securities which we intend to sell or more-likely-than-not will be required to sell	–	29
Total write-downs of debt securities recognized in income	$20	$78
Add: Non-credit related losses of debt securities recognized in OCI (before income taxes) (1)	21	23
Total realized and unrealized other-than-temporary impairment losses	$41	$101

(1)	The balance presented excludes $96 million for the six months ended April 30, 2011 (April 30, 2010 – $80 million) of gross unrealized gains recorded in OCI related to securities for which fair values have recovered since the last period.

Cumulative other-than-temporary impairment credit losses of AFS debt securities

	As at
	April 30, 2011	October 31, 2010
Balance at beginning of the period	$389	$401
Credit losses recognized in income on debt securities not previously impaired	16	38
Credit losses recognized in income on debt securities that have previously been impaired	4	61
Reductions related to securities that we intend to or it is more-likely-than-not that we will be required to sell before recovery of amortized costs	–	(6)
Reductions due to securities sold or matured during the period	(155)	(105)
Balance at end of the period	$254	$389

Refer to Note 3 of our 2010 Annual Consolidated Financial Statements for the methodology and significant inputs used to determine credit losses.

The following table presents the AFS and Held-to-maturity securities we held at the end of the period, measured at carrying value:

	Term to maturity (2)						As at April 30, 2011 Total	As at October 31, 2010 Total
	Within 3 months	3 months to 1 year	1 to 5 years	Over 5 years to 10 years	Over 10 years	With no specific maturity
AFS securities (1)
Canadian government debt
Federal
Amortized cost	195	526	8,857	86	80	–	9,744	16,478
Fair value	196	530	9,114	90	80	–	10,010	16,950
Provincial and municipal
Amortized cost	–	298	670	56	1,848	–	2,872	3,046
Fair value	–	302	688	57	2,013	–	3,060	3,407
U.S. state, municipal and agencies debt
Amortized cost	606	473	268	14	3,149	–	4,510	4,841
Fair value	606	473	267	15	3,125	–	4,486	4,986
Other OECD government debt
Amortized cost	2,688	56	389	165	34	–	3,332	2,122
Fair value	2,690	57	392	164	36	–	3,339	2,145
Mortgage-backed securities
Amortized cost	1	4	96	68	929	–	1,098	2,328
Fair value	1	4	99	70	875	–	1,049	2,177
Asset-backed securities
Amortized cost	–	157	415	1,003	1,130	–	2,705	3,148
Fair value	–	159	415	971	1,134	–	2,679	3,142
Corporate debt and other debt
Amortized cost	2,920	1,959	4,091	662	2,203	38	11,873	14,195
Fair value	2,925	1,959	4,256	673	2,193	15	12,021	14,601
Equities
Cost	–	–	–	–	–	313	313	424
Fair value	–	–	–	–	–	376	376	465
Loan substitute
Cost	–	–	–	–	–	221	221	221
Fair value	–	–	–	–	–	209	209	192
Amortized cost	6,410	3,473	14,786	2,054	9,373	572	36,668	46,803
Fair value	6,418	3,484	15,231	2,040	9,456	600	37,229	48,065
Held-to-maturity securities (1)
Amortized cost	110	88	66	51	1	–	316	225
Fair value	110	88	66	51	1	–	316	225
Total carrying value of securities (1)	$6,528	$3,572	$15,297	$2,091	$9,457	$600	$37,545	$48,290

(1)	AFS securities, including loan substitutes, are carried at fair value and held-to-maturity securities are carried at amortized cost.
(2)	Actual maturities may differ from contractual maturities shown above since borrowers may have the right to prepay obligations with or without prepayment penalties.

58        Royal Bank of Canada        Second Quarter 2011

Note 17: Reconciliation of Canadian and United States generally accepted accounting principles (continued)

Framework on fair value measurement

Fair value hierarchy

ASC Topic 820, Fair Value Measurements and Disclosures (Topic 820) establishes a framework for measuring fair value and prescribes a three-level fair value hierarchy for disclosure purposes based on the transparency of the inputs used to measure the fair values of assets and liabilities. Refer to Note 31 to our 2010 Annual Consolidated Financial Statements for details of the guidance and Note 2 to these unaudited Interim Consolidated Financial Statements for the fair value hierarchy and the reconciliation of Level 3 financial instruments under Canadian GAAP. Balances of financial instruments in the U.S. GAAP fair value hierarchy differ from those of Canadian GAAP primarily due to consolidation of certain VIEs, non-cash collateral, trade date accounting, election of the fair value option under Canadian GAAP for investments supporting the policy benefit liabilities on life and health insurance contracts as opposed to AFS classification under U.S. GAAP, joint ventures and limited partnership accounting, and right of offset on derivatives contracts and related cash collaterals. Refer to the Material balance sheet reconciling items table earlier in this note for the amounts of these reconciling differences.

Valuation models and inputs

Fair values of certain instruments classified as Level 2 or 3 in the fair value hierarchy disclosure in Note 2 are determined using valuation models. The significant financial instruments below are valued using an income approach, and their significant inputs are primarily interest rate yield curves, correlation, currency forward points, dividend rates, and volatility rates for their respective currency and term to maturity. The following are some of the short and long-term model inputs we used:

•

Interest rate inputs of commercial paper, Certificates of Deposit, Banker Acceptances, bank deposits, bank and promissory notes include: (a) Bank deposits – .09% to 2.84% from one week to five years for U.S. instruments, and 1.10% to 1.20% from one week to 3 months for Cdn. instruments, (b) Canadian Banker Acceptances – 1.01% to 1.55% from less than one month to over six months, (c) Certificate of Deposits – 0.15% to 0.24% (USD) from one month to six months and 1.20% (EUR) for one month, (d) U.S. commercial paper – .21% to .28% from one week to three months, (e) Canadian commercial paper – 1.02% to 1.26% from one week to three months and (f) bank and promissory notes – 0.95% to 1.20% from less than one month to greater than three months.

•

Overnight interest rates of assets purchased under reverse repurchase agreements and obligations related to assets sold under repurchase agreements (pound sterling, Euro, Canadian, U.S. and Australian dollars) range from .14% to 3.00%, while the medium–term rates (one week) and long-term rates (one month) are from .19% to 4.78% and from .21% to 4.80%, respectively.

•

Interest rate inputs of the interest rate swaps are: (a) two to 20-year Canadian dollar swaps – 1.91% to 4.19%, (b) two to 20-year U.S. dollar swaps – .78% to 4.03%, (c) two to 10-year Japanese yen swaps – .22% to 1.03%, (d) two to 30-year pound sterling swaps – 1.42% to 3.93%, (e) two to 30-year Euro swaps – 2.20% to 3.75%, (f) one to five-year Swiss Franc swaps – 1.02% to 1.58% and (g) two to 10-year Australian dollar swaps – 5.22% to 5.91%.

•

Volatility inputs of non-vanilla interest rate options consist of: (a) one-month to 20-year Canadian dollar options – 29.63% to 12.18%, (b) one-month to 20-year U.S. dollar options – 62.67% to 13.58%, (c) one-month to 20-year Japanese yen options – 31.19% to 22.96% and (d) one-month to 20-year pound sterling options – 56.24% to 11.31%.

•	Volatility inputs of vanilla interest rate options consist of: (a) one-month to 20-year Euro options – 29.61% to 18.02% and (b) one-month to 25-year U.S. options – 77.72% to 14.46%.
•	Volatility inputs of one-month to 20-year Canadian dollar swaptions range from 17.24% to 16.88%.
•	Volatility inputs of over-the-counter currency options are: (a) six-month to 5-year Canadian dollar options – 9.55% to 10.32%, (b) one to 20-year Japanese yen options – 13.15% to 20.18%,
(c) six-month to 5-year pound sterling options – 9.65% to 11.82%, and (d) six-month to 5-year Euro options – 12.35% to 12.05%.
•	Number of basis points added to spot rate to calculate forward rate of the Canadian currency forward range from .21 points for overnight and 109 points for one year.
•	Canadian dividend rates of equity forwards and swaps comprise 0% to 6.7% for 1.5 years and 1.33% to 6.01% for 3.5 years.
•	Correlation of 1.1 to 5.7 year Canadian and U.S. dollar CDOs range from 38.90% to 57.50% and from 60.00% to 53.50%, respectively.

Investments in certain entities that calculate net asset value per share

Our alternative investments primarily include hedge funds held in connection with hedging of exposure related to fee-based equity derivative transactions with third parties. Fair value of these investments is based on the net asset value of the hedge funds. As at April 30, 2011, the fair value of our investments in the U.S. domiciled and the non-U.S. domiciled hedge funds were $1,080 million (October 31, 2010 – $553 million) and $1,848 million (October 31, 2010 – $2,021 million), respectively, and there were no unfunded commitments related to these funds. These U.S. domiciled and the non-U.S. domiciled hedge funds employ a broad variety of investment strategies using equities, fixed income securities and other financial instruments. The redemption provisions of such hedge funds generally (a) require notice periods ranging from 5 days to over 180 days, (b) allow redemptions on a weekly, monthly, quarterly, semi-annually or annual basis, (c) may have lockup provisions restricting the ability to redeem for the first 3 to 36 months from the date of investment and (d) often have mechanisms to gate or otherwise restrict redemptions notwithstanding (a) – (c) above.

Fair value option for financial assets and liabilities

Under ASC Topic 825-10, Financial Instruments, an entity has the option to report selected financial assets and liabilities at fair value and establishes new disclosure requirements for assets and liabilities to which the fair value option is applied.

Royal Bank of Canada        Second Quarter 2011        59

Note 17: Reconciliation of Canadian and United States generally accepted accounting principles (continued)

Our accounting policy on electing the fair value option is described in our 2010 Annual Consolidated Financial Statement in Note 1 and in the ‘Material differences between Canadian and U.S. GAAP’ section of Note 31. The following table presents the categories of financial assets and liabilities elected for fair value option in accordance with guidance under ASC Topic 815-15-25, Derivatives and Hedging – Embedded Derivatives and ASC Topic 825-10, as well as the difference between the aggregate fair value and the aggregate remaining contractual maturity amount for loans and long-term debt for which the fair value option has been elected under these standards:

	As at
	April 30, 2011			October 31, 2010
	Aggregate fair value carrying amount	Contractual maturity amount	Fair value over (under) contractual maturity amount	Aggregate fair value carrying amount	Contractual maturity amount	Fair value over (under) contractual maturity amount
Financial assets
Interest-bearing deposits with banks	$6,457	$6,457	$–	$6,193	$6,193	$–
Securities – Trading	8,210	n.a.	n.a.	6,258	n.a.	n.a.
Assets purchased under reverse repurchase agreements and securities borrowed	54,524	54,563	(39)	51,713	51,747	(34)
Loans – Retail	65	64	1	179	176	3
Loans – Wholesale	2,198	2,221	(23)	2,899	3,000	(101)
Performing loans	2,198	2,221	(23)	2,899	3,000	(101)
90 days or more past due but not impaired	–	–	–	–	–	–
Financial liabilities
Deposits
Personal	$3,091	$3,013	$78	$3,237	$3,300	$(63)
Business and government	57,208	57,270	(62)	62,654	62,597	57
Bank	7,364	7,364	–	9,479	9,479	–
Obligations related to assets sold under repurchase agreements and securities loaned	24,431	24,433	(2)	26,242	26,243	(1)
Other liabilities	60	60	–	127	127	–
Subordinated debentures	105	117	(12)	119	127	(8)

The unrealized gains on these assets and liabilities recognized in income for the six months ended April 30, 2011 was $108 million. The amount of change in fair value attributable to changes in credit risk for loans and receivables and attributable to our credit spreads for our financial liabilities, and the methodology to determine these amounts are disclosed in Note 2. Changes in fair value since November 1, 2010 attributable to changes in credit risk on Loans-Wholesale and changes in our credit spreads on our term deposit liabilities and Subordinated debentures were not material.

Interest income and expense of these debt securities and loans are measured based on their interest rates and are reported in Net interest income.

Derivatives and hedging activities

ASC Topic 815, Derivatives and Hedging, requires an entity to disclose how and why it uses derivatives, how it accounts for derivatives and any related hedged item, and how derivatives and hedged items affect the entity’s financial position, performance and cash flows. Refer to Notes 1 and 7 to our 2010 Annual Consolidated Financial Statements for more information regarding our use of derivative instruments and hedging activities.

Fair value of derivatives by major types of products

The following table presents the fair values of the derivatives and non-derivative financial instruments categorized by their hedging relationships, as well as derivatives that are not designated in hedging relationships.

	As at
	April 30, 2011				October 31, 2010
	Designated as hedging instruments in hedging relationships				Designated as hedging instruments in hedging relationships
	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship (1)	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship (1)
Assets
Derivative financial instruments
Interest rate contracts	$307	$1,579	$–	$44,973	$505	$2,059	$–	$65,030
Foreign exchange contracts	–	–	117	36,303	–	–	307	29,448
Credit derivatives	–	–	–	792	–	–	–	2,023
Other contracts	–	–	–	5,646	–	–	–	3,757
Total	$307	$1,579	$117	$87,714	$505	$2,059	$307	$100,258
Liabilities
Derivative financial instruments
Interest rate contracts	$459	$119	$–	$42,650	$812	$60	$–	$61,226
Foreign exchange contracts	–	–	58	40,876	–	–	119	34,873
Credit derivatives	–	–	–	817	–	–	–	1,718
Other contracts	–	–	–	7,733	–	–	–	5,346
Total	$459	$119	$58	$92,076	$812	$60	$119	$103,163
Non-derivative financial instruments	$–	$–	$14,627	n.a.	$–	$–	$8,732	n.a.

(1)	Derivative liabilities include stable value contracts on $171 million (October 31, 2010 – $170 million) of bank-owned life insurance policies and a nominal amount (October 31, 2010 – $2 million) of 401(k) plans.
n.a.	not applicable.

60        Royal Bank of Canada        Second Quarter 2011

Note 17: Reconciliation of Canadian and United States generally accepted accounting principles (continued)

Hedging activities by major types of products

		For the three months ended
		April 30, 2011			April 30, 2010
		Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income	After-tax unrealized gains (losses) included in OCI	Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income	After-tax unrealized gains (losses) included in OCI
Fair value hedges	Ineffective portion
	Interest rate contracts	$(5)	n.a.	n.a.	$(1)	n.a	n.a
Cash flow hedges	Ineffective portion
	Interest rate contracts	3	n.a.	n.a.	(11)	n.a	n.a
	Effective portion
	Interest rate contracts	n.a.	n.a.	13	n.a	n.a	48
	Other contracts	n.a.	n.a.	(2)	n.a	n.a	(6)
	Reclassified to income during the period (1)
	Interest rate contracts	n.a.	(101)	n.a.	n.a	(12)	n.a
	Other contracts	n.a.	10	n.a.	n.a	n.a	n.a
Net investment hedges	Foreign currency losses	n.a.	n.a.	(1,476)	n.a	n.a	(1,603)
	Gains from hedges
	Foreign exchange contracts	n.a.	n.a.	400	n.a	n.a	1,155
	Non-derivative financial instruments	n.a.	n.a.	543	n.a	n.a	183
		$(2)	$(91)	$(522)	$(12)	$(12)	$(223)

(1)	After-tax losses of $66 million (three months ended April 30, 2010 – losses of $8 million), were reclassified from AOCI to income for the three months ended April 30, 2011.
n.a.	not applicable.

		For the six months ended
		April 30, 2011			April 30, 2010
		Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income	After-tax unrealized gains (losses) included in OCI	Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income	After-tax unrealized gains (losses) included in OCI
Fair value hedges	Ineffective portion
	Interest rate contracts	$3	n.a.	n.a.	$(5)	n.a	n.a
Cash flow hedges	Ineffective portion
	Interest rate contracts	8	n.a.	n.a.	(5)	n.a	n.a
	Effective portion
	Interest rate contracts	n.a.	n.a.	52	n.a	n.a	(2)
	Other contracts	n.a.	n.a.	4	n.a	n.a	(10)
	Reclassified to income during the period (1)
	Interest rate contracts	n.a.	(197)	n.a.	n.a	19	n.a
	Other contracts	n.a.	10	n.a.	n.a	(6)	n.a
Net investment hedges	Foreign currency losses	n.a.	n.a.	(2,007)	n.a	n.a	(2,065)
	Gains from hedges
	Foreign exchange contracts	n.a.	n.a.	776	n.a	n.a	1,497
	Non-derivative financial instruments	n.a.	n.a.	659	n.a	n.a	226
		$11	$(187)	$(516)	$(10)	$13	$(354)

(1)	After-tax losses of $135 million (six months ended April 30, 2010 – gains of $9 million), were reclassified from AOCI to income for the six months ended April 30, 2011.
n.a.	not applicable

Revenue from trading and selected non-trading financial instruments

	For the three months ended		For the six months ended
	April 30, 2011	April 30, 2010	April 30, 2011	April 30, 2010
Non-interest income
Interest rate and credit	$289	$507	$875	$1,095
Equities	(44)	(19)	43	(27)
Foreign exchange and commodities (1)	79	139	180	232
Total	$324	$627	$1,098	$1,300

(1)	Includes precious metals.

Contingent features

Certain derivative instruments contain provisions that link our collateral posting requirements to our credit ratings from the major credit rating agencies. If our credit ratings were to fall, certain counterparties to the derivative instruments could request immediate payment or demand immediate and ongoing overnight collateralization on net derivative liability positions. The aggregate net fair value of all derivative instruments with collateral posting requirements that are in a net liability position on April 30, 2011, is $16.3 billion (October 31, 2010 –$18.3 billion) for which we have posted collateral of $13.1 billion (October 31, 2010 – $14.9 billion) in the normal course of business. If our credit ratings had been downgraded to BBB on April 30, 2011, we would have been required to post an additional $2.9 billion of collateral (October 31, 2010 – $2.7 billion) to the counterparties of these contracts. If our credit ratings were to fall below BBB, we do not expect that the additional collateral that we would be required to post would be material.

Royal Bank of Canada        Second Quarter 2011        61

Note 17: Reconciliation of Canadian and United States generally accepted accounting principles (continued)

Credit derivatives and guarantees

Under ASC Topic 815, more information about the potential adverse effects of changes in credit risk on the financial position, financial performance and cash flows of the sellers of credit derivatives, including credit derivatives embedded in hybrid instruments is required to be disclosed. The guidance also amends ASC Topic 460, Guarantees, to require additional disclosure about the current status of the payment/performance risk of a guarantee. Refer to Note 31 to our 2010 Annual Consolidated Financial Statements for the nature of these contracts.

Credit derivative instruments for which we are the seller of credit protection are summarized in the table below. These instruments have been classified as investment and non-investment grade based on the credit quality of the underlying referenced asset within the credit derivative. For most credit derivatives, the notional value represents the maximum amount payable by us. However, we do not exclusively monitor our exposure to credit derivatives based on notional value because this measure does not take into consideration the probability of occurrence. As such, the notional value is not a reliable indicator of our exposure to these contracts.

Credit derivatives – protection sold by ratings/maturity profile

	As at
	April 30, 2011						October 31, 2010
	Maximum Payout / Notional				Fair value		Maximum Payout / Notional				Fair value
	Within 1 year	1 to 5 years	Over 5 years	Total	Positive	Negative	Within 1 year	1 to 5 years	Over 5 years	Total	Positive	Negative
Credit default swaps (1)
Investment grade (2)	$458	$1,691	$1,107	$3,256	$47	$189	$1,718	$5,759	$1,351	$8,828	$85	$79
Non-investment grade (2)	284	738	315	1,337	33	60	1,906	8,708	2,639	13,253	200	646
Non-rated	1,576	7,167	1,998	10,741	87	46	213	8,071	3,120	11,404	74	90
	$2,318	$9,596	$3,420	$15,334	$167	$295	$3,837	$22,538	$7,110	$33,485	$359	$815
Credit default baskets
Not rated (3)	$108	$3,967	$2,169	$6,244	$–	$296	$66	$4,320	$2,216	$6,602	$–	$493
Total (4)	$2,426	$13,563	$5,589	$21,578	$167	$591	$3,903	$26,858	$9,326	$40,087	$359	$1,308

(1)	Credit default swaps include total return swaps which are nominal to the entire portfolio.
(2)	Credit ratings of AAA, AA, A and BBB represent investment grade ratings and ratings of BB or lower represent non-investment grade ratings. These credit ratings largely reflect those assigned by external rating agencies and represent the payment or performance risk of the underlying security or referenced asset. Where external ratings were not available, our internal ratings were used.
(3)	Credit default baskets are similar to credit default swaps except that the underlying referenced financial instrument is a group of assets instead of a single asset; consequently, ratings have not been assigned because the underlying asset(s) cannot be reasonably rated.
(4)	At April 30, 2011 the notional value and net carrying value of credit protection sold in which we held purchased protection with identical underlying assets was $12.9 billion and $.2 billion, respectively (October 31, 2010 – $30.5 billion and $.7 billion, respectively).

Guarantees

The following table summarizes significant guarantees we have provided to third parties by investment grade and non-investment grade.

	As at
	April 30, 2011					October 31, 2010
	Maximum potential amount of future payments					Maximum potential amount of future payments
	Investment grade (1)	Non-investment grade (1)	Not rated	Total	Carrying amount	Investment grade (1)	Non-investment grade (1)	Not rated	Total	Carrying amount
Credit derivatives and written put options (2)	$999	$302	$7,405	$8,706	$219	$1,450	$2,306	$7,848	$11,604	$365
Backstop liquidity facilities	19,257	1,017	–	20,274	116	20,184	643	–	20,827	55
Stable value products	18,049	–	–	18,049	171	19,683	–	–	19,683	172
Financial standby letters of credit and performance guarantees (3)	11,514	5,583	80	17,177	144	12,505	5,271	78	17,854	90
Credit enhancements	3,037	–	–	3,037	67	3,211	–	–	3,211	66
Mortgage loans sold with recourse	–	67	–	67	–	–	323	–	323	–

(1)	Credit ratings of AAA, AA, A and BBB represent investment grade ratings and ratings of BB or lower represent non-investment grade ratings. These credit ratings largely reflect those assigned by external rating agencies and represent the payment or performance risk of the underlying security or referenced asset. Where external ratings were not available, our internal ratings were used.
(2)	Ratings could not be assigned to credit derivatives of $2.6 billion (October 31, 2010 – $2.9 billion) and written put options of $4.8 billion (October 31, 2010 – $4.9 billion).
(3)	Ratings could not be assigned to financial standby letters of credit and performance guarantees with a maximum potential amount of future payments of $80 million as the rating of the underlying entity for these guarantees is not available at this time.

Securitizations and VIEs

Financial Accounting Statements Board (FASB) issued guidance related to derecognizing of financial assets and consolidating of VIEs under ASC Topic 860, Transfer and Servicing (FAS 166 – Accounting for transfers of financial assets – an amendment of FASB Statement No. 140, (FAS 166)) and ASC Topic 810-10-15 (FAS 167 – Amendments to FASB Interpretation No. 46(R), (FAS 167)), respectively. These standards became effective for us on November 1, 2010.

ASC Topic 860 (FAS 166), which was prospectively applicable, eliminates the concept of qualified special purpose entities (QSPE) for accounting purposes; therefore all QSPEs are within the scope of ASC Topic 810-10-15 (FAS 167). This guidance also provides additional criteria and clarification of certain principles of sale accounting requirements in FASB Statement No. 140 - Accounting for Transfer and Servicing of Financial Assets and Extinguishment of Liabilities (FAS140) and requires an entity to determine first whether a special purpose entity (SPE) should be consolidated and then determine whether the transfer of financial assets meets the requirements for sale accounting. In addition, this new standard states that the transfer of a portion of financial assets may be accounted for as a sale only if it meets the definition of a participating interest. A participating interest represents a proportionate ownership interest in an entire financial asset where cash flows are divided proportionally, have equal priority of payment and none is subordinated, and the right to pledge or exchange the entire financial asset is subject to the approval of all participating interest holders. Otherwise, the transfer is accounted for as a secured borrowing. The impact of adopting this standard is not material to our consolidated financial position or results of operations.

ASC Topic 810-10-15 (FAS 167) requires retrospective application. Prior to November 1, 2010, we consolidated a VIE if we had a majority of the expected losses, expected residual returns or both. This update replaces the quantitative approach for determining the primary beneficiary in a VIE with an approach focused on identifying which reporting entity has the power to direct the activities of the VIE that most significantly impacts the entity’s performance, and the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity. Additional disclosures are also required regarding involvement with VIEs.

62        Royal Bank of Canada        Second Quarter 2011

Note 17: Reconciliation of Canadian and United States generally accepted accounting principles (continued)

Based on our assessments, we now consolidate a credit card securitization vehicle (formerly a QSPE), a trust established for investment purposes and certain ARS TOB Trusts, and have deconsolidated some of the third-party managed investment funds and certain U.S. ARS VIEs. We consolidated the VIEs at the carrying values of their assets and liabilities as at November 1, 2010. The adoption of the standard resulted in an increase in both our total assets and total liabilities of $2.1 billion, net of our retained interests in the entities. It also reduced our opening retained earnings by $294 million, net of taxes, to reflect the cumulative transition impact related to prior periods and decreased the AOCI by $29 million, net of taxes.

The FASB also issued ASU 2010-10, Consolidation: Amendments for Certain Investment Funds. This update defers the application of ASC Topic 810-10-15 (FAS 167) for a reporting enterprise’s interest in mutual funds, money market mutual funds, hedge funds, private equity funds and venture capital funds if certain conditions are met. As a result, we continue to assess our mutual and pooled funds, certain private equity funds and investment funds that we manage under the requirements of ASC 810-10 (FIN 46(R)).

In the normal course of business, VIEs are used for securitization, investment, funding and other purposes. Refer to Notes 6 and 31 to our 2010 Annual Consolidated Financial Statements for information of the VIEs and the nature of our involvement in them. The following describes our consolidation assessments under ASC Topic 810-10-15 (FAS 167) by type of VIEs:

Multi-seller and third-party conduits

We previously administered six multi-seller asset-backed commercial paper conduit programs (multi-seller conduits) – three in each of Canada and the U.S. During the first quarter of 2011, one of the three Canadian multi-seller conduits transferred all of its assets to the remaining two Canadian conduits and we currently administer the remaining five conduits. These conduits primarily purchase financial assets from clients and finance those purchases by issuing asset-backed commercial paper (ABCP).

The activities that most significantly impact the conduit’s economic performance include initial selection and approval of asset purchase commitments and liquidity facilities, annual renewal of these transactions and facilities, sale or transfer of assets, on-going monitoring of asset performance, mitigation of credit losses and issuance of the ABCP. An unrelated third party (expected loss investor) has substantive power to direct all of these activities except for the ABCP issuance, as well as an obligation to absorb credit losses up to a maximum contractual amount that could potentially be significant to the multi-seller conduits before the ABCP holders and us. Under ASC Topic 810-10-15 (FAS 167), we do not consolidate these multi-seller conduits as we do not have the power to direct the significant activities of the conduits but continue to hold significant variable interests in them through the provision of backstop liquidity and partial credit enhancement facilities and entitlement to residual fees. Refer to Note 14 for the disclosure of the liquidity and credit enhancement facilities. Prior to November 1, 2010, we also do not consolidate the multi-seller conduits under ASC Topic 810-10 (formerly FASB Interpretation No.46 (R), Consolidation of Variable Interest Entities (revised December 2003) (FIN 46(R))).

The significant activities of the third-party asset-backed security conduits comprise purchase of investments and debt issuance. We do not have the power to direct these activities but hold variable interests in these conduits through providing liquidity support or credit enhancement facilities.

Structured finance VIEs

We invest in U.S. ARS from VIEs (U.S. ARS VIEs) which funded their long-term investments in student loans by issuing short-term senior and subordinated notes. The significant activities of the U.S. ARS VIEs include purchase of the student loans and notes issuance. Under ASC Topic 810-10-15 (FAS 167), we deconsolidated certain U.S. ARS VIEs as at November 1, 2010 as we do not have power to direct the significant activities of these VIEs. We hold significant variable interests through our note holdings in the unconsolidated VIEs.

We provide liquidity facilities and letters of credit to ARS TOB programs which invest in ARS financed by the issuance of floating-rate certificates and a residual certificate. Under ASC Topic 810-10 (FIN 46(R)), we consolidated only those ARS TOB programs where we were exposed to a majority of their expected losses. Under ASC Topic 810-10-15 (FAS 167), we consolidated the remaining ARS TOB programs as at November 1, 2010 primarily due to the rights to approve purchase of assets and liquidate the programs as well as an obligation to absorb losses that could potentially be significant to the programs through the provision of the credit enhancement and the liquidity facility. The structure of other non-ARS TOB programs is similar to that of the ARS TOB programs. We continue to consolidate them under ASC Topic 810-10-15 (FAS 167).

We also consolidate a trust which purchased credit-linked notes. The trust financed the purchase of the notes with loans from us, and also purchased credit protection from unrelated derivative counterparties to absorb losses before us. We consolidate the trust under ASC Topic 810-10-15 (FAS 167) as at November 1, 2010 as we have the ability to liquidate the assets of the trust and have an obligation to absorb losses that could potentially be significant to the trust.

An unaffiliated VIE invests in ARS financed by a loan from us and enters in derivative transactions for which we may be a guarantor of the obligations of the VIE. Under ASC Topic 810-10-15 (FAS 167), this VIE remains unconsolidated as we do not have power to direct its investing activities.

Securitization vehicles

We periodically securitize portions of our credit card receivables and residential mortgage loans and participate in bond securitization activities primarily to diversify our funding sources. We also securitize residential and commercial mortgage loans for sales and trading activities. Refer to Notes 5 and 31 to our 2010 Annual Consolidated Financial Statements for our securitizations activities by major product type.

Prior to November 1, 2010, our credit card securitization trust met the requirements for a QSPE and was exempted from consolidation. The credit card receivables that we transferred to the trust were accounted for as a sale and removed from our Consolidated Balance Sheet with the gain or loss recognized in our Consolidated Statement of Income. Effective November 1, 2010, the trust is no longer exempted from consolidation and is included within the scope of ASC Topic 810-10-15 (FAS 167). Under the new consolidation standard, we are required to consolidate this credit card securitization trust because of our power to direct the activities related to acquisition, disposal and management of the receivables, and our obligation to absorb a portion of the losses or right to receive benefits of the entity through the ownership of the subordinated notes and excess spread.

We do not hold any variable interests in our other securitization vehicles, and therefore do not consolidate them.

Investment funds

We enter into fee-based equity derivative transactions with third parties including mutual funds, unit investment trusts and other investment funds. These transactions provide their investors with the desired exposure to the reference funds, and we economically hedge our exposure from these derivatives by investing in those third-party managed reference funds. Prior to November 1, 2010, we consolidated the reference funds when we were exposed to a majority of the expected losses of the funds. Under ASC Topic 810-10-15 (FAS 167), we deconsolidated these third-party managed reference funds as we do not have power to direct their investing activities.

Under ASU 2010-10, adoption of ASC Topic 810-10-15 (FAS 167) is deferred for several investment funds which we manage. Therefore, we continue to consolidate or unconsolidate them under ASC Topic 810-10 (FIN 46(R)) based on the amount of our investments in them.

Credit investment product VIEs

We use VIEs to generally transform credit derivatives into cash instruments, to distribute credit risk and to create customized credit products to meet investors’ specific requirements. Under ASC Topic 810-10-15 (FAS 167), we do not consolidate the credit investment product VIEs as we do not hold any variable interests in them.

Royal Bank of Canada        Second Quarter 2011        63

Note 17: Reconciliation of Canadian and United States generally accepted accounting principles (continued)

Other significant vehicles

We created certain funds to pass through tax credits received from underlying low-income housing or historic rehabilitation real estate projects to third parties (tax credit funds). We are sponsors of the tax credit funds as well as our mutual and pooled funds. We do not consolidate the tax credit funds as the investors in these funds have the right to select the underlying investments of the funds.

Under ASU 2010-10, adoption of ASC Topic 810-10-15 (FAS 167) is deferred for our mutual and pooled funds that we manage. Therefore, we continue to consolidate or unconsolidate them under ASC Topic 810-10 (FIN 46(R)) based on the amount of our investments in them.

We perform qualitative analyses to determine whether we are the Primary Beneficiary of a VIE based on the facts and circumstances and our interests in the VIE. The following table presents assets and liabilities arising from our transactions and involvement with unconsolidated VIEs where: (i) we may hold significant variable interests; (ii) we transferred assets to a VIE and have continuing involvements that are deemed to be a variable interest; and (iii) we are the sponsor of the VIE or VIE qualified as a QSPE and we hold a variable interest in it, even if not significant. In determining whether we are a sponsor of a VIE, we consider both qualitative and quantitative factors, including the purpose and nature of the VIE, our continuing involvement in the VIE and whether we hold subordinated interests in the VIE.

	As at
	April 30, 2011 (1), (2)						October 31, 2010 (1)
	Multi-seller conduits (3)	Structured finance VIEs	Credit investment product VIEs (4)	Investment funds	Other (6)	Total	Multi-seller conduits (3)	Structured finance VIEs	Credit investment product VIEs (4)	Investment funds	Credit Card Securitization Vehicle (5)	Other (6)	Total
Total assets of unconsolidated VIEs	$21,007	$4,622	$783	$1,388	$335,407	$363,207	$21,847	$5,380	$1,372	$273	$4,000	$317,346	$350,218
On-balance sheet assets
Securities – Trading and Available-for-sale	$18	$–	$–	$1,130	$1,137	$2,285	$4	$834	$20	$61	$436	$1,227	$2,582
Loans – Retail and Wholesale (7)	1,373	393	–	–	–	1,766	1,517	1,491	–	–	9	–	3,017
Derivatives	–	17	20	–	113	150	–	20	79	–	19	617	735
Other assets	–	1,171	–	–	298	1,469	–	–	–	23	–	240	263
Total	$1,391	$1,581	$20	$1,130	$1,548	$5,670	$1,521	$2,345	$99	$84	$464	$2,084	$6,597
On-balance sheet liabilities
Derivatives	$–	$–	$–	$–	$563	$563	$–	$–	$–	$–	$–	$1,407	$1,407
Other liabilities	141	–	66	–	150	357	62	–	186	–	–	99	347
Total	$141	$–	$66	$–	$713	$920	$62	$–	$186	$–	$–	$1,506	$1,754
Maximum exposure to loss (8)	$21,294	$1,564	$18	$1,166	$723	$24,765	$22,139	$3,095	$19	$65	$464	$481	$26,263

(1)	Prior to November 1, 2010, VIEs were assessed under the requirements of ASC Topic 810-10 (FIN 46(R)). Subsequent to this date, they are assessed under ASC Topic 810-10-15 (FAS 167) unless they qualify for the deferral of this new standard under ASU 2010-10. As a result, the VIEs may change from unconsolidated to consolidated and vice versa as at November 1, 2010, and therefore their financial information may be included in or excluded from this table as at April 30, 2011. Refer to the consolidation assessments above under ASC Topic 810-10-15 (FAS 167).
(2)	During this period, we have not provided explicit or implicit financial support to the VIEs other than those we are contractually required to provide.
(3)	Total assets represent maximum assets that may have to be purchased by the conduits under purchase commitments outstanding as at April 30, 2011. Actual assets held by these conduits as at April 30, 2011, were $14.4 billion (October 31, 2010 — $14.0 billion).
(4)	Excluded from this table are trading securities that we have transferred to these VIEs as collateral for the funded notes issued by the VIEs as at April 30, 2011. The transfers do not meet the sale recognition criteria under ASC Topic 860; as a result, these assets remain on our Consolidated Balance Sheets and are accounted for as secured borrowings.
(5)	Prior to November 1, 2010, our credit card securitization vehicle met the requirements for QSPE and was exempted from consolidation. Effective November 1, 2010, as a result of implementing ASC Topic 810-10-15 (FAS 167), the assets and liabilities of this former QSPE are now disclosed in the “Consolidated VIEs” table below for the period ended April 30, 2011.
(6)	Includes tax credit funds and mutual and pooled funds that we sponsor and assets and liabilities arising from our transactions with commercial and residential mortgage loan securitization vehicles.
(7)	Loans – Retail and Wholesale have been revised from $426 million to $1,491 million as at October 31, 2010.
(8)	The maximum exposure to loss resulting from our significant variable interests in these VIEs consists mostly of investments, loans, fair value of derivatives, liquidity and credit enhancement facilities. The maximum exposure to loss of the multi-seller conduits is higher than the on-balance sheet assets primarily by the notional amounts of the liquidity and credit enhancement facilities. Refer to Note 14 for the amounts of the liquidity and credit enhancement facilities and Note 25 to our 2010 Annual Consolidated Financial Statements for terms of the arrangements.

The following table presents the assets and liabilities of consolidated VIEs recorded on our Consolidated Balance Sheets.

	As at
	April 30, 2011 (1), (2)					October 31, 2010 (1)
	Credit Card Securitization Vehicle	Structured finance VIEs	Investment funds	Other (3)	Total	Structured finance VIEs	Investment funds	Other (3)	Total
Consolidated assets (4), (5)
Cash	$–	$38	$3	$2	$43	$29	$47	$–	$76
Securities – Trading and Available-for-sale	–	3,195	311	26	3,532	1,615	911	–	2,526
Loans – Retail and Wholesale	–	203	–	13,959	14,162	1,346	–	15,738	17,084
Other assets	11	$135	–	68	214	8	55	26	89
	$11	$3,571	$314	$14,055	$17,951	$2,998	$1,013	$15,764	$19,775
Consolidated liabilities
Deposits	$3,304	$1,049	$–	$–	$4,353	$403	$–	$–	$403
Other liabilities (6)	19	1,353	–	189	1,561	2,586	17	42	2,645
	$3,323	$2,402	$–	$189	$5,914	$2,989	$17	$42	$3,048

(1)	Prior to November 1, 2010, VIEs were assessed under the requirements of ASC Topic 810-10 (FIN 46(R)). Subsequent to this date, they are assessed under ASC Topic 810-10-15 (FAS 167) unless they qualify for the deferral of this new standard under ASU 2010-10. As a result the VIEs may change from consolidated to unconsolidated and vice versa as at November 1, 2010, and therefore their financial information may be included in or excluded from this table as at April 30, 2011. Refer to the consolidation assessments above under ASC Topic 810-10-15 (FAS 167)
(2)	During this period, we have not provided explicit or implicit financial support to the VIEs other than those we are contractually required to provide.
(3)	Primarily includes the assets of RBC Covered Bond Guarantor Limited Partnership (Guarantor LP), a wholly owned subsidiary.
(4)	As at April 30, 2011, our compensation vehicles held $33 million (October 31, 2010 – $53 million) of our common shares, which are reported as Treasury shares and this amount represents the total assets of these vehicles. The obligation to provide our common shares to employees is recorded as an increase to Contributed surplus as the expense for the corresponding stock-based compensation plan is recognized.
(5)	Creditors or beneficial interest holders have recourse only to the assets of the related consolidated VIEs and do not have recourse to our general assets unless we breach our contractual obligations relating to those VIEs, provide guarantees, liquidity facilities or credit enhancement facilities to, or enter into derivative transactions with, the VIEs. Refer to Note 14 for the amounts of the liquidity and credit enhancement facilities and Note 25 to our 2010 Annual Consolidated Financial Statements for terms of the arrangements. In the ordinary course of business, the assets of each consolidated VIE can generally only be used to settle the obligations of the VIE. Upon the occurrence of certain credit events, the assets of Guarantor LP, which are mortgages, will be used to settle up to the notional amount of the covered bonds issued by RBC. The loans provided by us to Guarantor LP to purchase the mortgages are eliminated upon consolidation.
(6)	Other liabilities generally represent notes issued by the VIEs.

64        Royal Bank of Canada        Second Quarter 2011

Note 17: Reconciliation of Canadian and United States generally accepted accounting principles (continued)

Significant accounting changes

In addition to ASC topic 860 (FAS 166) and ASC Topic 810-10-15 (FAS 167), which are described earlier in this note, the following changes became effective for us during this quarter.

Disclosure about the credit quality of financing receivables and the allowance for credit losses

FASB guidance ASU 2010-20, Disclosure about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, became effective for us on November 1, 2010 with prospective application. This update requires an entity to provide additional disclosures about loans and the related allowances for credit losses disaggregated by impairment methodology. Information about loans that are collectively assessed and individually assessed for impairment is also required along with qualitative and quantitative information about the credit quality of financing receivables.

Our wholesale portfolio comprises business, sovereign, and bank exposures, which include mid-size to large corporations and certain small businesses for which credit risk is assessed primarily on an individual client basis. Our retail portfolio is comprised of residential mortgages and personal, credit card and small business loans, which are managed on a pooled basis and collectively assessed. The majority of our allowances for credit losses assessed on an individual basis are in the wholesale portfolio. This amount approximates wholesale specific allowances as calculations of specific allowances are based on estimated losses on loans that have been identified as impaired. Collectively assessed allowances, on the other hand, include estimated losses on retail loans identified as impaired, and estimated losses on both retail and wholesale loans which have not yet been specifically identified as impaired. Refer to Impaired Loans table in Note 4 for details.

Credit quality assessment

In determining the credit quality of our loan portfolio, we quantify credit risk to estimate the expected credit losses upon default. We assign risk ratings based on the risk of loss associated with an obligor’s inability or unwillingness to fulfil its contractual obligation. In measuring credit risk under Basel II, two principal approaches are available: Advanced Internal Rating Based (AIRB) and Standardized approaches. For a qualitative description of the credit risk assessment process, refer to the Risk Management section of Management’s Discussion and Analysis on pages 39 to 43 of our 2010 Annual Report.

The following tables represent our retail and wholesale portfolio exposure under both AIRB and Standardized approaches. These tables present Canadian GAAP information as this is the basis on which we manage our exposure. The differences in our total loans balance between Canadian and U.S. GAAP are shown in the ‘Material balance sheet reconciling items’ table earlier in this note.

Credit exposure of retail portfolio

	As at April 30, 2011
	Residential Mortgage	Personal	Credit Cards	Small Business	Total
Low Risk (0.00% – 1.00%)	$108,605	$132,017	$33,759	$3,504	$277,885
Medium Risk (1.10% –6.40%)	17,083	17,728	5,146	1,972	41,929
High Risk (6.5% – 99.99%)	3,813	3,256	768	1,010	8,847
Impaired (100%)	872	372	–	46	1,290
Total Exposure (1)	$130,373	$153,373	$39,673	$6,532	$329,951

(1)	Total exposure represents exposure at default (EAD), which is an amount expected to be owed by the obligor upon default. This amount is before any specific allowances and does not reflect the impact of credit risk mitigation such as guarantees.

Credit exposure of wholesale portfolio

	As at April 30, 2011
	Business	Sovereign	Bank	Total
Investment Grade	$47,254	$8,101	$2,227	$57,582
Non-Investment Grade	62,415	345	129	62,889
Impaired/default	2,687	–	32	2,719
Total Exposure (1)	$112,356	$8,446	$2,388	$123,190

(1)	Total exposure includes loans and acceptances outstanding and undrawn commitments and represents exposure at default (EAD), which is an amount expected to be owed by the obligor upon default. This amount is before any specific allowances and does not reflect the impact of credit risk mitigation such as guarantees.

Other changes

The following guidance issued by the FASB became effective for us on November 1, 2010: ASU No 2009-13, Revenue Recognition: Multiple-Deliverable Arrangements, ASU No. 2010-15, Financial services – Insurance – How Investments Held through Separate Accounts Affect an Insurer’s Consolidation Analysis of Those Investments, and ASU No. 2010-13, Compensation – Stock Compensation – Effect of denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades. The impact of adopting these pronouncements is not material to our consolidated financial position or results of operations.

Future accounting changes

We are currently assessing the impact of adopting the new accounting standards described below on our consolidated financial position and results of operations.

Accounting for costs associated with acquiring or renewing insurance contracts

In October 2010, FASB issued guidance ASU 2010-26, Financial Services—Insurance (Topic 944): Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts (a consensus of the FASB Emerging Issues Task Force), which addresses the diversity currently in practice in capitalizing deferrable acquisition costs associated with acquisition of new or renewal insurance contracts. This update specifies that incremental direct costs associated with contract acquisition, and certain costs related to underwriting, policy issuance and processing, medical and inspection, and sales force contract selling activities should be capitalized as deferred acquisition costs. All other costs should be treated as period costs and expensed. This update will be effective for us on November 1, 2012 with prospective application.

When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts

In December 2010, FASB issued guidance ASU 2010-28, Intangibles – Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (a consensus of the FASB Emerging Issues Task Force). This update modifies step one of goodwill impairment testing for reporting units with zero or negative carrying amounts. Under Topic 350 on goodwill and other intangible assets, testing for goodwill impairment is a two-step test. For units with zero or negative carrying amounts, the update clarifies that an entity is only required to perform step two of the goodwill impairment process where it is more likely than not that a goodwill impairment exists. This update is effective for us prospectively on November 1, 2012.

Disclosure of Supplementary Pro Forma Information for Business Combination

In December 2010, FASB issued guidance ASU 2010-29, Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations (a consensus of the FASB Emerging Issues Task Force). This amendment clarifies the acquisition date that should be used for reporting the pro forma financial information disclosures in Topic 805 when comparative financial statements are presented and requires additional quantitative information about the pro forma adjustments. This update is effective for us prospectively on November 1, 2012.

A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring

In April 2011, FASB issued guidance ASU 2011-02, Receivables (Topic 310): A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring. The amendment clarifies that the two

Royal Bank of Canada        Second Quarter 2011        65

Note 17: Reconciliation of Canadian and United States generally accepted accounting principles (continued)

criteria which are used to determine if a restructuring would constitute a troubled debt restructuring are: (1) whether the restructuring constitutes a concession and (2) whether the debtor is experiencing financial difficulties. In addition, the amendment clarifies that a creditor is precluded from using the effective interest rate test when evaluating whether a restructuring constitutes a troubled debt restructuring. This update is effective retrospectively to the beginning of the annual period of adoption. We will adopt this standard effective August 1, 2011.

Repurchase Agreements

In April 2011, FASB issued guidance ASU 2011-03, Transfers and Servicing (Topic 860): Reconsideration of Effective Control for

Repurchase Agreements. ASU 2011-03 states that the accounting for a repurchase agreement (repo) depends in part on whether the transferor maintains effective control over the transferred financial assets. If the transferor maintains effective control, the transferor is required to account for its repo as a secured borrowing rather than a sale. The FASB concluded that the assessment of effective control depends on the transferor’s contractual rights and obligations with respect to transferred financial assets. It does not depend on the transferor’s ability, by way of a collateral maintenance agreement, to exercise those rights or honor those obligations. This update is effective for us prospectively on February 1, 2012.

Note 18: Subsequent events

On May 3, 2011, we announced our intention to redeem all of the issued and outstanding $750 million Trust Capital Securities – Series 2011 for cash, at a redemption price of $1,000 per unit plus the indicated distribution. The redemption will occur on June 30, 2011.

66        Royal Bank of Canada        Second Quarter 2011

Shareholder information

Corporate headquarters

Street address:

Royal Bank of Canada

200 Bay Street

Toronto, Ontario M5J 2J5

Canada

Tel: 416-974-5151

Fax: 416-955-7800

Mailing address:

P.O. Box 1

Royal Bank Plaza

Toronto, Ontario M5J 2J5

Canada

website: rbc.com

Transfer Agent and Registrar

Main Agent:

Computershare Trust Company of
Canada

1500 University Street

Suite 700

Montreal, Quebec H3A 3S8

Canada

Tel: 1-866-586-7635 (Canada and
the U.S.) or 514-982-7555
(International)

Fax: 514-982-7580

website: computershare.com\rbc

Co-Transfer Agent (U.S.):

Computershare Trust Company,
N.A.

250 Royall Street

Canton, Massachusetts 02021

U.S.A.

Co-Transfer Agent (U. K.):

Computershare Investor

Stock exchange listings

(Symbol: RY)

Common shares are listed on:

Canada – Toronto Stock Exchange
(TSX)

U.S. – New York Stock Exchange
(NYSE)

Switzerland – Swiss Exchange

(SIX)

All preferred shares are listed on
the TSX.

Valuation Day price

For capital gains purposes, the
Valuation Day (December 22,
1971) cost base for our common
shares is $7.38 per share. This
amount has been adjusted to
reflect the two-for-one share split
of March 1981 and the two-for-one
share split of February 1990. The
one-for-one share dividends paid
in October 2000 and April 2006 did
not affect the Valuation Day value
for our common shares.

Shareholder contacts

For dividend information, change
in share registration or address,
lost stock certificates, tax forms,
estate transfers or dividend
reinvestment, please contact:

Computershare Trust Company of
Canada

100 University Avenue, 9th Floor

Toronto, Ontario M5J 2Y1

Canada

For other shareholder inquiries,
please contact:

Shareholder Relations

Royal Bank of Canada

200 Bay Street

9th Floor, South Tower

Toronto, Ontario M5J 2J5

Canada

Tel: 416-955-7806

Fax: 416-974-3535

Financial analysts, portfolio
managers, institutional
investors

For financial information
inquiries, please contact:

Investor Relations

Royal Bank of Canada

200 Bay Street

4th Floor, North Tower

Toronto, Ontario M5J 2W7

Canada

Tel: 416-955-7802

Fax: 416-955-7800

or visit our website at

rbc.com/investorrelations

Direct deposit service

Shareholders in Canada and
the U.S. may have their RBC
common share dividends
deposited directly to their bank
account by electronic funds
transfer. To arrange for this
service, please contact our
Transfer Agent and Registrar,
Computershare Trust Company
of Canada.

Eligible dividend designation

For purposes of the enhanced
dividend tax credit rules
contained in the Income Tax Act
(Canada) and any
corresponding provincial and
territorial tax legislation, all
dividends (and deemed
dividends) paid by us to
Canadian residents on our
common and preferred shares
after December 31, 2005, are
designated as “eligible
dividends.” Unless stated
otherwise, all dividends (and
deemed dividends) paid by us
hereafter are designated as
“eligible dividends” for the
purposes of such rules.

2011 Quarterly earnings
release dates

First quarter             March 3

Second quarter       May 27

Third quarter           August 26

Fourth quarter         December 2

Services PLC Securities Services – Registrars P.O. Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH U.K.	Tel: 1-866-586-7635 (Canada and the U.S.) or 514-982-7555 (International) Fax: 1-888-453-0330 (Canada and the U.S.) or 416-263-9394 (International) e-mail: service@computershare.com	Dividend dates for 2011
Subject to approval by the Board of Directors
			Ex-dividend dates	Record dates	Payment dates
		Common and preferred	January 24	January 26	February 24
		shares series W, AA, AB, AC, AD, AE, AF, AG, AH, AJ, AL, AN, AP, AR, AT , AV and AX	April 21 July 22 October 24	April 26 July 26 October 26	May 24 August 24 November 24

Information contained in or otherwise accessible through the websites mentioned in this report to shareholders does not form a part of this report. All references to websites are inactive textual references and are for your information only.

Trademarks used in this report include the LION & GLOBE Symbol, ROYAL BANK OF CANADA, RBC AND RBC TruCS which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. RBC Dexia IS and affiliated Dexia companies are licensed users of the RBC trademark.

47094 (05/2011)